KINROSS GOLD CORPORATION

A MINERAL RESOURCE ESTIMATE
FOR THE FRUTA DEL NORTE DEPOSIT,
CORDILLERA DEL CONDOR PROJECT,
ZAMORA-CHINCHIPE PROVINCE,
ECUADOR

VOLUME 1: REPORT

B. TERRENCE HENNESSEY, P.GEO.
EUGENE J. PURITCH, P.ENG.
RICHARD M. GOWANS, P.ENG.
STEPHEN F. LEARY, MAUSIMM

NOVEMBER 15, 2007
AMENDED OCTOBER 21, 2008

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135   Fax (1) (416) 362 5763

i

LIST OF TABLES

LIST OF FIGURES

v

APPENDICES

The following report was prepared by Micon International Limited on behalf of Aurelian Resources Inc. (Aurelian) on November 15, 2007 and was filed by Aurelian on SEDAR (www.sedar.com)

As of September 30, 2008 Kinross Gold Corporation (Kinross) had acquired all of the issued and outstanding shares of Aurelian pursuant to its friendly takeover bid offer dated July 28, 2008 (as amended by notice of extension dated September 4, 2008 and September 17, 2008). Effective as of the close of business on October 3, 2008 the common shares of Aurelian were delisted from the Toronto Stock Exchange. Kinross has requested that Micon readdress this report to it in order to support its own disclosure. No other changes have been made to this report beyond addressing it to Kinross and re-dating it.

1.0 SUMMARY

Aurelian Resources Inc. (Aurelian) has been actively exploring its wholly-owned Cordillera del Condor project (the Condor project) since acquiring it from Aurelian Resources Corporation Ltd. (a private predecessor corporation) in 2003. The Condor project consists of some 39 issued exploration concessions totalling approximately 95,000 ha in size and two additional concession applications. The project is located in Zamora-Chinchipe province in southeastern Ecuador. It lies near the village of San Antonio about 195 road-km east-northeast of Loja, one of the largest cities of southern Ecuador. San Antonio is accessed by paved secondary road from Loja to Los Encuentros and then by rural gravel road. Aurelian has recently extended the road to its Peñas exploration camp. Significant supplies of water are available on site but only domestic electrical power is locally available. A labour workforce is readily available from the nearby communities.

In 2005 exploration of the greater property led to a concentration of interest on the Fruta del Norte (FDN) area just to the north of Bonza-Las Peñas (BLP) deposit, the site of an earlier bedrock gold discovery. In April, 2006, after receipt of assays from drilling, Aurelian announced that a gold-silver discovery had been made at FDN in March of that year. FDN is a new, blind discovery of a significant precious metals deposit.

The Condor project has already been the subject of 4 previous National Instrument 43-101 (NI 43-101) Technical Reports for Aurelian: Stewart (2003), Mullens (2003), Hennessey and Puritch (2004) and Hennessey and Stewart (2006). These reports detailed exploration completed on, and a mineral resource estimate for, areas on the project such as Aguas Mesas and BLP, as well as a material change report outlining the discovery of, and exploration and quality assurance/quality control protocols (QA/QC) used at, the FDN deposit. Micon International Limited (Micon) has visited the project site three times, once in 2004 to review the BLP deposit and two visits to FDN in September, 2006 and April, 2007.

As a result of the magnitude of the discovery, and the continued drilling success, Aurelian has retained Micon to estimate a mineral resource for the FDN deposit and to prepare an NI 43-101 Technical Report to support its public disclosure.

Throughout 2006 Aurelian explored the FDN discovery, primarily by diamond drilling, in order to define the gross extents of the deposit. Late in 2006 and throughout the first half of 2007 a portion of the drilling effort was directed at better defining the mineralization on those sections already drilled, in addition to determining the deposit’s extents. As of late June, 2007, when the database was frozen for this mineral resource estimate, Aurelian has completed some 85 diamond drill holes, totalling approximately 45,000 m in the FDN area. Of these 70 holes intersected the mineralized volumes described below and were used for modelling purposes. Aurelian has continued to drill since this time but June, 2007 was chosen as a logical freeze date for data to be used in this report.

The drilling has outlined a large, complex body of intermediate sulphidation epithermal mineralization between two subparallel strands of the north-striking Peñas Fault zone, centred about 1.5 km north-northwest of the Bonza-Las Peñas (BLP) deposit. The gold-silver mineralization at FDN is associated with veins, stockworks and disseminations, mainly in moderately to intensely silicified Misahuallí Andesite. Silicification and gold-silver mineralization are well developed at and below the basal contact of the overlying Suarez Formation conglomerate with the andesite, and to the immediate east of the west limb of the Peñas Fault (the West Fault). Calcite, manganoan calcite and rhodochrosite alteration become more common with depth in the andesite. The bulk of the gold-silver mineralization occurs below the conglomerate.

The Suarez Formation, which formed as infill of a pull-apart basin, and the underlying Misahuallí Andesite are interpreted to be Jurassic in age. The youngest stratigraphic unit in the area is the post-mineralization Cretaceous Hollín Formation, a tongue of which covers surface exposure of Suarez Formation and the Peñas Fault zone, separating the currently known extents of FDN from the BLP deposit to the south.

Silicification, sericite-illite-chlorite alteration, and iron sulphide impregnations in the Suarez Formation demonstrate hydrothermal activity continued after its deposition. However, clasts of epithermal quartz and altered andesite in Suarez conglomerate indicate the erosion of epithermal mineralization into the basin. The interpreted burial of siliceous sinter at the Misahuallí volcanic paleosurface also suggests that hydrothermal activity occurred before conglomerate deposition. The relationships collectively suggest the FDN hydrothermal system both precedes and postdates initial deposition of the Suarez Formation. However, the Suarez Formation is interpreted to be largely post-mineralization in age and to have formed in a subsiding block in a pull-apart basin. It is believed to have had an important role in protecting near-surface epithermal mineralization from later erosion and its locating faults are believed to be part of the plumbing system resulting in the mineralization.

Multiple hydrothermal episodes are demonstrated by crosscutting relationships between different generations of texturally and mineralogically distinct bands in laminated veins, stockworks and breccia cements which define an overall mineralized envelope. Within this, 4 contiguous mineral zones (FDN-1 through FDN-4) have been interpreted over a distance of 1,300 m and comprise the large volume of currently known gold-silver mineralization (see Section 9).

These mineral zones have been defined based on variations in overall style (texture, colour), geochemical signature, mineralogy and geometric position of mineralization. Zones FDN-1, FDN-2 and FDN-4 comprise the majority of the volume of the deposit. The 4 zones also comprise the geologic model used to constrain the block model. Data from each were dealt with separately for assay top cutting, variographic analyses and grade and density interpolation.

Extensive drilling completed since the last Technical Report at FDN (Hennessey and Stewart, 2006) has demonstrated continuity of mineralization within the known deposit to a level which will allow the estimation of an initial inferred mineral resource. No drill holes within the current mineralized domains failed to find mineralization and most high grade assays are supported by adjacent good assays within the hole and/or well mineralized nearby holes on each section.

Good variograms were developed in the down-dip and across-strike directions but the current sectional spacing of 100 m was too far apart to model variograms in the third, along-strike, direction. However, the confidence described above was felt to justify the estimation of a mineral resource. Hence, it was decided that all resources would be classified as inferred.

A block model framework was created with blocks that were 4.0 m in the X (east-west) direction, 25.0 m in the Y (north-south) direction and 10.0 m in the Z (vertical) direction. A percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside each constraining domain.

The gold and silver values were extracted from the Microsoft Access database into composite tables of 2 m length with separate files for the various domains. The Inverse Distance Squared interpolation method was used for all domain grade interpolation.

The block model was reported using a 2.3 g/t Au Eq cut-off (see footnotes to Table 1.1) inside a manually digitized preliminary stoping outline to produce the mineral resources as set out in Table 1.1 below. The outlines were digitized around each row of blocks in the model, on 25-m section spacing. All blocks, no matter what their grade, were reported within this 2.3 g/t Au Eq shell so the model contains some internal dilution.

Table 1.1
FDN Deposit Inferred Mineral Resources

Zone	Tonnes	Au Grade (g/t)	Ag Grade (g/t)	Au Eq (3) Grade (g/t)	Au Contained Ounces	Ag Contained Ounces	Au Eq Contained Ounces
FDN-1	31,600,000	7.43	13.7	7.65	7,548,600	13,918,700	7,773,500
FDN-2	15,500,000	7.31	10.6	7.48	3,642,800	5,282,400	3,728,100
FDN-3	1,000,000	12.36	9.9	12.53	397,400	318,300	403,000
FDN-4	10,800,000	6.05	8.2	6.18	2,100,700	2,847,300	2,147,000
Total	58,900,000	7.23	11.8	7.42	13,689,500	22,366,700	14,051,600

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. and i It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3) Gold equivalent ounces were calculated on the basis of US$550/oz Au, US$10/oz Ag, 90% Gold recovery, 80% silver recovery which combine for an Au Eq ratio of 61.9 g Ag = 1 g Au.

(4)  The 2.3 g/t Gold equivalent cut-off grade utilized to report the resource was derived from a mining cost of US$24/t, process cost of US$11.50/t and a G&A cost of US$1.50/t which combine for an overall site cost of US$37/t.

Aurelian has completed the initial phase of an exploration program to define the extents of the FDN deposit in 2006 along with a first phase definition drill program in 2007. A significant and potentially economic epithermal gold-silver deposit has been delineated at FDN. Micon recommends that Aurelian continue to explore and define the mineralization and to look for other similar mineralization at the Condor project. It is Micon’s opinion that the Condor project, and the FDN deposit in particular, merit further exploration and definition drilling along with initial engineering studies. Specific observations and recommendations are made in Sections 19 and 20 of this report.

This report was prepared by Micon International Limited on behalf of Aurelian Resources Inc. (Aurelian) on November 15, 2007 and was filed by Aurelian on SEDAR (www.sedar.com)

As of September 30, 2008 Kinross Gold Corporation (Kinross) had acquired all of the issued and outstanding shares of Aurelian pursuant to its friendly takeover bid offer dated July 28, 2008 (as amended by notice of extension dated September 4, 2008 and September 17, 2008). Effective as of the close of business on October 3, 2008 the common shares of Aurelian were delisted from the Toronto Stock Exchange. Kinross has requested that Micon readdress this report to it in order to support its own disclosure. No other changes have been made to this report beyond addressing it to Kinross and re-dating it.

2.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of Mr. Patrick Anderson, President of Aurelian Resources Inc. (Aurelian), Micon International Limited (Micon) was retained to prepare a mineral resource estimate for the Fruta del Norte (FDN) gold-silver deposit, at Aurelian’s Cordillera del Condor project (the Condor project) in the Cordillera del Condor region of Zamora-Chinchipe province, southeastern Ecuador.

The estimate was prepared by B. Terrence Hennessey, P.Geo., of Micon and Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. Metallurgical work described in this report ahs been completed under the supervision of Richard Gowans, P.Eng., of Micon. This report is a follow on to a previous Technical Report which reviewed the geology of, and exploration and quality control (QA/QC) protocols used at FDN (Hennessey and Stewart, 2006), prepared by B. Terrence Hennessey and Peter W. Stewart, Ph.D., P.Geo., an independent consultant working for Aurelian.

Emphasis throughout this report is placed on the mineral resource estimate for the FDN deposit due to its material nature to Aurelian. The report does not describe exploration results from elsewhere in the company’s Condor project area.

This report has been prepared following the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101 Standards of Disclosure for Mineral Projects and Companion Policy 43-101CP, as amended by the Canadian Securities Administrators on December 23, 2005. The principal authors are “qualified persons” (QP) and independent of the Company as defined by NI 43-101. Stephen Leary, an employee of Aurelian, who is not independent of the company, has been included as a fourth author of this report. Responsibility for all of the mineral resource estimate, the supporting data and model and the metallurgical opinion presented herein has been taken by Hennessey, Puritch and Gowans who are independent of Aurelian.

The Condor project is located largely in the province of Zamora-Chinchipe and lies about 80 km east-northeast of Loja, one of the largest cities in southern Ecuador. It is found near the small village of San Antonio some 195 road-kilometres, or about 4 hours drive, from Loja.

The project currently consists of 39 granted mining concessions, totalling approximately 95,000 ha, and two concession applications held by Aurelian’s Ecuadorian subsidiary, which controls a 100% ownership interest. However, the La Zarza concession is subject to a 1% net smelter return (NSR) royalty (see Section 4).

FDN is an intermediate-sulphidation, epithermal deposit of significant dimensions and grade. It is currently understood to be at least 1,300 m long, up to 300 m wide and as much as 400 m in vertical thickness, as of the “data freeze” date for consideration in this report. The mineralized and altered zone underlies 130 to 400 m of epiclastic cover and extends mainly downward into andesite where the bulk of the deposit is hosted.

Aurelian has completed 85 diamond drill holes, totalling approximately 45,000 m, as of late June, 2007 when the database was frozen for the mineral resource presented in this report. The drilling was conducted on 100-m spaced section lines and is now progressing into the delineation phases of the program as well as still determining the ultimate extents of the deposit. As of publication of the report infill and definition drilling is being conducted on 50-m spaced sections.

The drilling completed to date has confirmed much of the extent and the continuity of the mineralization at FDN to a reasonable degree. It is Micon’s opinion that no further work is needed before an initial, NI 43-101-compliant inferred mineral resource can be estimated. A significant amount of definition drilling is still required to fully define the known extents of the deposit for a production decision.

B. Terrence Hennessey, of Micon, visited the Condor project site during the period February 3 to 8, 2004 to review the geology of the Bonza-Las Peñas (BLP) zone prior to a mineral resource estimate (Hennessey, 2005). BLP is located some 1.5 km south of FDN and is believed to be the along-strike continuation of the eastern portion of the FDN mineralization. A second site visit was made from September 14 to 17, 2006 and the exploration activities, geology and mineralization at FDN were reviewed. The latter project site visit was completed in the company of Patrick Anderson, Stephen Leary (Exploration Manager for Aurelian in Ecuador), Peter Stewart and the local Aurelian geological team. A third site visit was made from April 23 to 27, 2007 to review the most recent drill core, interpretations and to plan any final drilling needed prior to the freezing of the database for resource estimation. Eugene Puritch and Richard Gowans have not visited the property.

At the time of Mr. Hennessey’s first visit to FDN the diamond drill program was ongoing with two portable drill rigs in operation and two more, larger rigs reported to be on the way. During Micon’s second visit 6 drill rigs were located on the FDN deposit. During these visits Micon reviewed several drill hole intersections through the FDN deposit and visited the surface exposure of epithermal mineralization in the overlying Suarez conglomerate. Drill platforms were also visited and drilling operations observed. The core logging facilities at the Bonza camp were examined and mineralization styles, geology, previous exploration, and current logging and data collection techniques were reviewed.

Exploration and definition drilling is ongoing at FDN and a “freeze point” had to be selected for the data being used in the mineral resource estimate. That point was selected as hole CP-06-139 which had completed the logging, analytical and review process shortly after Micon’s site visit. Therefore holes CP-06-49 to CP-06-139, a total of 85 holes (some holes in this series were drilled on other targets and not included) were used for the geological interpretations of this report. Observations and interpretation of the deposit are limited to data gathered from those holes.

All currency amounts in this report are stated in US or Canadian dollars (US$, CDN$), as specified with commodity prices in US dollars (US$). Quantities are generally stated in SI units, the Canadian and international practice, including metric tons (tonnes, t), kilograms (kg) or grams (g) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, litres (L) for volume and grams per tonne for gold (g/t Au) and silver grades (g/t Ag). Base metal grades are usually expressed in weight percent (%). Geochemical results or precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb). (1 ppm = 1 g/t). Precious metal quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry.

Micon is pleased to acknowledge the helpful cooperation of Aurelian’s management and field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

3.0 RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Aurelian, its consultants and previous operators of the property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any significant program of sampling and assaying. However, gold-bearing mineralization is visible in the drill core, and the local presence of gold has been substantiated by the significant amount of artisanal gold production, from both alluvial and hard rock sources, which has recently occurred on the Condor property, much of it in close proximity to FDN. Micon has collected several check samples of quarter core to confirm the presence of gold in the quantities claimed (see Section 14) and has reviewed the exploration data for FDN.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon the data presented by Aurelian and any previous operators of the project in formulating its opinion.

The various agreements under which Aurelian holds title to the mineral lands for this project have not been thoroughly investigated or confirmed by Micon and Micon offers no opinion as to the validity of the mineral title claimed. The description of the property has been provided by Aurelian. Details on the mining concessions that comprise the Condor project are obtained from the National Mining Inventory Service of the National Directorate of Mining (DINAMI) through the government-provided website for the Subsecretariat of Mines, and National Directorate of Mining and Geology (Dirección Nacional de Minería, Dirección Nacional de Geología) (http://www.mineriaecuador.com). The title information is current as of October 10, 2006. Aurelian informs Micon that there have been no material changes since that time. However, Micon is not qualified to provide legal title opinion on the concessions. The Mining Act of Ecuador, and other related English language documents, are reported to be available through the Ecuador Chamber of Mines.

Those portions of the report that relate to the location, property description, infrastructure, history, deposit types, exploration, drilling, and adjacent properties (Sections 4, 5, 8, 10 to 11 and 15) are taken, at least in part, from Hennessey and Stewart (2006). For this report Hennessey assumes primary responsibility for those portions as well as those that relate to aspects of history, sampling, the database and quality assurance/quality control (QA/QC) protocols used during exploration at FDN, including independent data verification and the remainder of the interpretations and conclusions (Sections 1 to 15, 18 to 20). Richard Gowans is responsible for the initial metallurgical review, Section 16, and responsibility for Section 17, Mineral Resources, is shared between Hennessey and Puritch.

Steve Leary, MAusIMM, Aurelian’s in-house qualified person (QP) and Peter Stewart, P.Geo., have contributed information and/or opinions that have been incorporated into Sections 6 to 14 and 19. Karl Roa, Ph.D., Ben Nicolson and Brent Alloway, Ph.D., Aurelian contract geologists, have also contributed geological information and opinions incorporated into this report. Steve Leary has helped draft Sections 10 through 14 of this report, however, responsibility for all technical opinion in this document which is required to be independent has been accepted by Hennessey, Gowans and Puritch.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Condor project consists of 39 mining concessions and 2 concession applications located in southeastern Ecuador, largely in the province of Zamora-Chinchipe with some in Morona-Santiago (see Figure 4.1). The majority of the concessions form a large contiguous block that extends from the Rio Nangaritza eastward to the international border with Peru. The 39 issued concessions (inscrita) total 95,152.03 ha (see Table 4.1). The two additional concession applications totalling 6,800 ha are pending (en tramité).

The concessions are registered in the name of Compañía Aurelian Ecuador S.A., the 100% owned subsidiary of Aurelian. In Ecuador mining concessions are “map-staked” and boundaries are defined by UTM coordinates. No field staking, blazing of lines, erection of posts or surveying are required. The term of each concession is 360 months (30 years) except the La Zarza concession which has a term of 240 months. All concession terms are renewable.

Aurelian has plotted the granted concessions on a topographical map of the region with the claim boundaries “snapped” to the national border. This has resulted in a calculated area approximately 1.3% larger than that registered by DINAMI. This discrepancy is explained by the way DINAMI draws the concession boundaries along a curved boundary such as a border. They simply digitize a few points along the curve saving them from entering hundred's of points to follow the border. Therefore, along the Peruvian border, the concession shapes are slightly inaccurate. This is not considered by Aurelian to be of any consequence as DINAMI records in the concession documentation that the claims go to the border.

The La Zarza concession (ministry code 2121) contains the FDN and BLP deposits and is centrally located within the Condor project concessions. It is found in the Centinela del Condor canton of Zamora-Chinchipe province, between 9575900N to 9585000N and 781000E to 773000E of UTM zone 17S (PSAD 1956 datum) (see Figure 4.2). The La Zarza concession is 3,087 ha in size. Title was granted to Amlatminas S.A. on October 3, 2001. The concession was purchased by Aurelian, from Amlatminas, in mid-2002. Aurelian controls a 100% ownership interest in the concessions. However, the La Zarza concession is subject to a 1% NSR royalty.

Figure 4.1
Aurelian Mining Concession Map

Victoriana
Alberto
Las Orquideas
Maracuya
Caballero
Chirimoya
Colibri 1
Caballero 1
ECUADOR
PERU
Area of interest
ECUADOR
Core Projects Area
Sachavaca
Duquesa
Colibri
Cuy
La Zarza
Duque
Soberana
Marques
Marquesa
Princesa
PERU
Baron
Cacique
Emperador 1
Rey
Baronesa
Principe
Reina
Emperadora
Soberana
Guacamayo
Cacique 1
Vizconde
Vizconde 1
Maicu 1 west
Maicu 1 east
NORTH
LEGEND
Gold deposits
Gold prospects
Copper deposits
Copper prospects
Maicu 2
Maicu 4
Maicu 3
Maicu 5
AURELIAN
RESOURCES INC.
AURELIAN RESOURCES
LAND POSITION MAP

Table 4.1
Condor Project Concession Information
(As of October 10, 2006)

Name	Ministry Code	Area (ha)	Date Issued	Term (months)	Fees* (US$)
Emperador1	500588	681.00	16/05/2001	360	1,362.00
Emperadora	500590	236.39	16/05/2001	360	444.00
La Zarza	2121	3,087.00	03/10/2001	240	6,174.00
Soberana	500688	4,900.00	27/05/2002	360	9,800.00
Rey	500691	16.57	27/05/2002	360	33.14
Baron	500696	4,850.00	27/05/2002	360	9,700.00
Baronesa	500697	3,000.00	27/05/2002	360	6,000.00
Duquesa	500702	2,319.32	27/05/2002	360	4,638.64
Marques	500689	4,900.00	06/06/2002	360	9,800.00
Soberano	500690	4,650.00	06/06/2002	360	9,300.00
Caballero	500692	396.24	06/06/2002	360	792.48
Marquesa	500693	3,909.70	06/06/2002	360	7,819.40
Princesa	500699	4,707.02	06/06/2002	360	9,414.04
Duque	500700	3,748.94	06/06/2002	360	7,497.88
Principe	500701	1,320.00	06/06/2002	360	2,640.00
Vizconde	500703	2,588.33	06/06/2002	360	5,176.66
Reina	500704	4,692.05	06/06/2002	360	9,384.10
Cacique1	500706	150.00	06/06/2002	360	300.00
Cacique	500707	800.00	06/06/2002	360	1,600.00
Reina Isabel	500717	50.00	06/06/2002	360	100.00
Vizconde1	500718	300.00	06/06/2002	360	600.00
Caballero1	500719	459.00	06/06/2002	360	918.00
Las Orquideas	500734	4,898.00	24/06/2002	360	9,796.00
Alberto	500727	3,799.86	25/06/2002	360	7,599.72
Victoriana	500728	4,470.00	25/06/2002	360	8,940.00
Sachavaca	500755	4,000.00	21/08/2002	360	8,000.00
Guacamayo	500756	3,290.15	22/08/2002	360	6,580.30
Colibri	500765	1,775.28	29/10/2002	360	3,550.56
Colibri1	500764	2,415.00	30/10/2002	360	4,830.00
Maicu1	500799	843.84	09/02/2003	360	1,687.68
Maicu2	500800	3,236.34	09/02/2003	360	6,472.68
Maicu3	500810	974.00	09/02/2003	360	1,948.00
Maicu5	500823	2,724.00	09/02/2003	360	5,448.00
Maicu4	500826	83.00	09/02/2003	360	166.00
Cuy	500828	4,787.00	25/06/2003	360	9,574.00
Maicu6	500846	1,596.00	05/11/2003	360	3,192.00
Chirimoya	500856	1,040.00	06/02/2004	360	2,080.00
Pitajaya	500857	3,158.00	06/02/2004	360	6,316.00
Maracuya	500860	300.00	06/02/2004	360	600.00
Serendipity1	500965	4,250.00	pending		4,250.00
Serendipity2	500965	2,550.00	pending		2,550.00
GRANTED	39	95,152.03			190,275.28
PENDING	2	6,800.00			6,800.00
TOTAL **	41	101,952.03			197,075.28

* - Due on March 31 each year.

** Assuming titles under application are granted before March 31, 2007.

Figure 4.2
Map of the La Zarza Concession and Nearby Areas

Aurelian reports that the status of mining concessions can be reviewed at the Ecuadorian Ministry of Mines and Energy website: http://www.mineriaecuador.com/dinami/bdd/index.htm. Enter “Aurelian Ecuador” under “persona” and click on “consultar” to view concession information. Individual filings can be reviewed by clicking on the codigo (code) numbers (see Table 4.1).

Mining Law in Ecuador

Surface rights are alienated from the underlying mineral rights conveyed by mining concessions under the Mining Act. Aurelian owns or has applied for several parcels of surface rights on the La Zarza concession including the land over the FDN deposit. Aurelian reports that it has also signed options to purchase such rights from several of the third party owners especially those transected by the new access road to Peñas camp (Figure 4.2).

According to the Ecuadorian Mining Act a mining concession confers to its holder the universal and exclusive right to prospect, explore, exploit, benefit, smelt, refine and trade all the mineral substances which exist and can be obtained within the area, with no more limits than those stated in this Law. The act makes no distinction between exploration and mining claims. A description of mining concessions (Concesión Minera), according to the Mining Act of Ecuador, is available at http://www.cme.org.ec/Normasi.htm.

Mining rights are available to all legal persons, local or foreign, and to corporations. Individuals and corporations must have an Ecuadorian domicile/address.

From Table 4.1 above, it can be seen that Aurelian has until March 31st of each year to pay the annual mining concession patent fees. Patent fees for the Cordillera del Condor property this year are estimated to be approximately US$197,000.

Environmental Impact Studies

Owners of mining concessions must submit a preliminary environmental impact study, the Estudio Preliminar de Impacto Ambiental (EPIA), prior to commencing exploration. The EPIA have been submitted and accepted for all issued Condor project concessions including La Zarza.

Permitting Required By Proposed Work Program

Currently, no permits are known to be necessary for surface exploration other than the exploration permits already issued to Aurelian. Any underground access for drilling and/or sampling would require additional permits prior to proceeding.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 PHYSIOGRAPHY, VEGETATION AND CLIMATE

The Cordillera del Condor is a mountain system situated east of, and parallel to, the axis of the Andes Mountains. It defines the international border with Peru in southeastern Ecuador (see Figure 5.1). Locally the Cordillera del Condor consists of heavily dissected, steep ridges that rise from the Rio Zamora and Rio Nangaritza valleys (about 850 m above sea level, asl) to sharp ridges and flat-topped mesas, up to 2,400 m asl, which lie along the border. The majority of the Condor project, including the La Zarza concession, lies in the highlands south of the Rio Zamora and east of Rio Nangaritza, both of which flow into the Amazon river drainage system.

Tropical rain forest canopies most of the region except where cleared for agriculture in the river valleys and adjacent slopes. The flat-topped mesas, or paramos, along the border are covered by low shrub and heathland. Typically over ½ m of composting vegetation overlies several tens of metres of saprolite. Saprolite is produced by tropical weathering of bedrock to clay with variable preservation of original rock textures. Landslides are common, transporting soil, weathered bedrock and vegetation down slope to locally expose relatively fresh rock on hill slopes. Variably weathered bedrock is also locally exposed in mountain streams within ravines (quebradas).

As a result of its location near the equator, daily average temperatures are fairly constant between 21° and 24°C (e.g. at Paquisha, about 800 m asl in Rio Nangaritza valley). Monthly average rainfall at Paquisha (1990 to 1995 data) generally exceeds 100 mm, and five-year monthly averages range from a low of 57 mm in November to 220 mm in May. Annual precipitation in the region averages between 1,800 mm (CONGEMINPA, 2002) and 2,500 mm (Sivertz et al., 2006). Lower average daily temperatures and higher monthly rainfall prevail at higher elevations such as the La Zarza concession.

Exploration on the La Zarza concession, and at FDN, can be conducted year round.

5.2 ACCESSIBILITY, LOCAL RESOURCES AND INFRASTRUCTURE

The nearest city to the Condor project area is Loja, the fourth largest city in Ecuador. Loja has a population of 117,000 (as of 2001) and lies about 80 km west-southwest of the La Zarza concession. Loja has daily scheduled air service from the national capital Quito, as well as from Ecuador’s largest city and port, Guayaquil. Loja’s airport is located over a mountain range, in a neighbouring valley to the west, approximately 40 km away by road.

Paved provincial highway connects Loja with Zamora, to the east. Zamora is the capital and largest town in Zamora-Chinchipe (provincial population 76,000 in 2001) (see Figure 5.1). From Zamora a recently paved highway (Hwy 45) follows the Rio Zamora northward to Yantzatza (43 km from Zamora). The road from San Antonio to the Peñas camp can be seen on Figure 4.2.

The town of Yantzatza is the closest fully serviced community to the project and includes a hospital (see Figure 5.1). Paved highway extends to the town of Los Encuentros, and the paving project will continue northward to Gualaquiza and eventually into Morona-Santiago, the adjacent province to the north. Maintained military airstrips at Zamora and Gualaquiza are available for use by chartered airplane and rendezvous with helicopters, for air access to FDN and the nearby Peñas camp.

A bridge across the Rio Zamora at Los Encuentros connects the provincial highway to secondary gravel roads and scattered hamlets in the highlands south and east of the river. The La Zarza concession is accessed at its southwestern corner by a spur from the Paquisha Alto gravel road to the hamlet of San Antonio on the Rio Blanco, where Aurelian maintains a permanent office and camp. Four-wheel drive vehicles are generally not required to reach San Antonio. There is a daily “ranchero” bus service from San Antonio camp to the towns of Los Encuentros and Yantzatza. Travel time by private vehicle from Loja airport to San Antonio camp is usually 5 to 6 hours. The distance is only 195 km and travel times have been decreasing as the paving is extended.

The Peñas camp is the base for exploration activities at FDN, located about 2 to 3 km to the north. It is situated immediately west of the BLP deposit, and approximately 8 km northeast of San Antonio, near the junction of the Rio Blanco and Rio Machinaza. Aurelian commenced construction of a gravel road from San Antonio to Peñas camp in June, 2006 in order to replace the previously-used corduroy walking trail. Construction of a second segment of road, to replace the muddy foot trail that connects Peñas camp and the FDN area, commenced in August, 2006. The new bridge across the Rio Blanco at San Antonio, and new gravel road extending about 6 km north of San Antonio and 1.5 km north of Peñas camp, were complete by early October. Road access to Peñas, and four-wheel drive vehicle access to the FDN area was achieved late in 2006.

Figure 5.1
Aurelian Condor Project, Location and Access Map

Remote mountainous regions in Zamora-Chinchipe, such as the FDN deposit area, are sparsely populated by colonos, subsistence farmers who are actively settling the region. Family incomes and formal education levels are generally low, and available infrastructure is limited to gravel road access and domestic level electrical supply. However, several hundred people live in the highlands between Los Encuentros and the military camp near the border at Paquisha Alto. Over 400 locals are currently employed by Aurelian in exploration at FDN, mainly from the hamlets of San Antonio, Rio Blanco, Jardin del Condor, Santa Lucia, El Zarza and the town of Los Encuentros. Employees work shifts of 15 days on/15 days off. Regular, wage-based employment is rare in the region and additional labour is readily available locally and elsewhere in the province. Ecuadorian geologists and other technical staff are generally from Quito or other regional centres such as Loja, Zamora, Cuenca and Guayaquil.

Electrification (domestic supply) extends from Los Encuentros to San Antonio. Large industrial levels of electricity are not presently available in the province. The proposed future development of the Mirador copper mine (about 20 km north of FDN) by Corriente Resources Inc. of Vancouver will bring substantial improvements to electrical supply and highway access to the region. Because of the abundant rain and significant topography in the area, good opportunities also appear to exist for the development of run-of-river hydroelectric power stations.

Cellular telephone coverage across Zamora Chinchipe is presently being developed and reception is available locally in the Condor project area on ridge crests and other high, open sites. Most of the larger towns along Hwy 45 have cell phone service.

The La Zarza concession is bounded on the west by the Bosque Protectora El Zarza, the 3,220 ha forestry preserve administered by the federal government (pg. 247, Potencial Minero Metalico y Guias de Exploración, PRODEMINCA, June, 2000). The preserve forms the large irregular-shaped hole in the Company’s concessions southwest of the La Zarza concession seen in Figure 4.1.

6.0 HISTORY

6.1 EXPLORATION HISTORY

In 2001, Patrick Anderson and Keith Barron, co-founders of Aurelian Resources Corporation Ltd., (the private, predecessor company to Aurelian), recognized the exploration potential of southeastern Ecuador and began compiling a land package in the Cordillera del Condor region through staking under the recently revised mining act. The one exception to this acquisition process was the La Zarza concession that contains the FDN discovery and the BLP deposit. This concession was purchased by Aurelian from the private Ecuadorian owner, Amlatminas, in mid-2002. The exploration land package that was acquired became the 38 core concessions covering 96,369 ha. A 39th small concession, Reina Isabel, is a sand and gravel claim and was acquired nearby as a potential source of silica sand for analytical blanks. Two more concessions have been applied for but are not yet granted.

Aurelian Resources Corporation Ltd. became Aurelian and was listed on the TSX-V in June, 2003. Aurelian moved to the TSX on February 28, 2007.

Modern exploration of the La Zarza concession began in 1996 with reconnaissance sampling by Minera Climax del Ecuador (a subsidiary of Climax Mining Ltd. of Australia). It optioned the concession from Amlatminas in March, 1997 and began a more extensive exploration program.

During 1997 and 1998 Climax conducted mapping, soil sampling, induced polarization (IP) geophysical surveying and drilling programs on the La Zarza concession (Montes, 1998; Van Kerkvoort and Harley, 1998). The work focused on the Bonza and Ubewdy prospects, located about 1.5 and 3 km respectively to the south of FDN. Both of these prospects were mined by artisanal miners between 1993 and 1996. Work completed in the FDN area included the gradient array IP survey that produced a strong coincident resistivity and chargeability anomaly due north of BLP and about 200 m east of the FDN epithermal system.

Figure 6.1 below shows the locations of the BLP epithermal gold-silver deposit, the Climax IP anomaly and the mapped silicification in the Suarez Formation conglomerates that occurs over the FDN gold-silver deposit (see Sections 7, 8 and 9 of this report for details of the geology and mineralization in the FDN area). Map A shows the chargeability results and map B the resistivity results for the IP survey.

Figure 6.1
Maps of the Climax IP Anomaly and FDN Location

Shatwell mapped the La Zarza concession for Climax in 1997 and took the first known rock samples from the FDN area. Stockwork veining in the Misahuallí volcanics, 50 m west of the IP anomaly, assayed 102 ppb Au. Two additional samples described as “quartz stockwork veining in conglomerate” from an area further to the west assayed up to 1,034 ppm arsenic, 159 ppm antimony and 101 ppb gold (Van Kerkvoort and Harley, 1998). These are believed to have probably come from weak mineralization above the FDN epithermal deposit.

Climax interpreted the Suarez conglomerate as filling a fault bounded pull-apart basin in the volcanics but it also concluded that the conglomerate predated epithermal mineralization. As a result Climax did not consider drill testing below the conglomerate for buried mineralization. Although listed as its Priority 1 target, the IP anomaly was never drill tested before Climax ceased exploration of the concession in mid-1998. The terms of the option agreement to purchase the La Zarza concession were not fulfilled and the concession reverted to Amlatminas in March, 1999.

Following the departure of Climax, artisanal miners recommenced bedrock operations at Las Peñas, and started similar mining operations at Aguas Mesas Norte and Sur. Aurelian’s exploration began in 2001 with an initial site visit and continued in 2002 with confirmation sampling on the La Zarza concession, completed for the Technical Report supporting the company’s TSX-V listing (Hodder, 2002; Stewart, 2003).

Up until late 2005, Aurelian’s exploration focused on more advanced targets peripheral to the Suarez pull-apart basin such as the BLP, Aguas Mesas and Puente-Princesa prospects, while simultaneously conducting a regional stream geochemical survey on all concessions. Details of exploration at BLP and Aguas Mesas are provided by Mullens (2003) and Hennessey and Puritch (2005).

Aurelian geologists first visited the FDN area in April, 2004 during the regional stream sediment survey and also conducted reconnaissance geological mapping and sampling (Schloemann, 2005). Seven stream sediment samples (-80 mesh and colour counts1 in pan concentrates) were taken from two small streams that drain the FDN area. These did not contain significant gold, assaying up to 0.028 g/t Au in the -80 mesh samples and returning a maximum of 4 grains of fine gold in the pan concentrates. The low gold values were not considered significant and the area was not highlighted as a regional stream sediment anomaly that required follow up. A copper-gold anomaly identified further to the north was originally called Fruta Del Norte and scheduled for follow up. This site was later renamed Papaya.

During regional reconnaissance mapping of the Climax IP anomaly, Aurelian geologist Bart Wilson collected three samples from outcropping Suarez conglomerate. One of these returned a weak gold value (0.15 g/t Au), and all three samples were highly anomalous in arsenic (up to 1,895 ppm), antimony (up to 212 ppm) and mercury (up to 27.9 ppm). Arsenic, antimony and mercury are usually indicative of high-level epithermal mineralization (Hedenquist et al., 1996). However, it was interpreted from the sample descriptions that the anomalous geochemistry was related to quartz breccia clasts in the conglomerate, and not later hydrothermal alteration of the conglomerate. At this time the Suarez conglomerate was interpreted as being pre-epithermal mineralization in age and hence the presence of a mineralized system buried by the conglomerate was not considered.

1 The number of grains of visible gold recorded in the best of three panned concentrates of stream sediments at each -80 mesh sample.

Aurelian’s exploration focus shifted in late 2005 due to the re-interpretation of the timing of the Suarez conglomerate deposition (which fills the pull-apart basin) relative to the epithermal gold mineralizing event. This work came after the recognition that the epithermal gold mineralization at Bonza was partially buried by the Suarez conglomerate, with only a late pulse of epithermal mineralization occurring after sedimentation (Leary, 2005a).

The new exploration model, developed by Steve Leary, Aurelian’s exploration manager, reinterpreted the observations and predicted that significant epithermal gold mineralization may have formed in andesite within dilational faults along the Suarez basin margins. This was the turning point that resulted in the discovery of FDN. Subsequent Suarez conglomerate was interpreted to have buried the epithermal system and these rocks experienced only a late, weak pulse of hydrothermal alteration. Based on the new exploration model, the Aurelian board of directors approved a program of drill testing for buried mineralization within the Suarez pull-apart basin in September, 2005.

During regional follow-up mapping and sampling of the Papaya prospect in October, 2005 Aurelian geologist Julio Soto returned to the northern FDN area. An additional sample was collected from the outcrop originally sampled by Wilson, as well as a float sample from a small stream. The two samples also returned anomalous values for arsenic, antimony and mercury. However no significant gold values were returned (maximum 0.07 g/t). More importantly the sample descriptions indicated that some silicification of the conglomerate, rather than just the clasts in it, had occurred.

In the year-end review of exploration targets (Leary 2005c), the FDN IP anomaly was interpreted as the northerly continuation of the BLP epithermal system. It was ranked as the highest priority gold target for drill testing at the Condor project since a successful outcome would add over a kilometre of strike extent to the BLP epithermal system. The report also highlighted the Suarez pull-apart basin as requiring further exploration, due to the potential for buried mineralization as outlined in the new exploration model.

On January 17, 2006 a team of Aurelian geologists returned to the FDN area to conduct further reconnaissance exploration and to follow up on the anomalous arsenic, antimony and mercury samples after the implications of Soto’s observations were realized. The area of the Climax IP anomaly was also traversed and found to be completely covered by later Cretaceous sandstone cover. The group then headed down a stream and discovered numerous white, siliceous boulders up to several metres in diameter, 200 m west of the IP anomaly (at 9583400N, 778320E). It was then realized that some of the chalcedonic quartz occurred as matrix within the conglomerate and that the quartz was epithermal in origin (Leary 2006a). Very fine-grained sulphides, crackle brecciation and weak epithermal banding were observed within some boulders (see Figure 6.2). The boulders were sampled and returned assays highly anomalous in arsenic, antimony and mercury, with some samples also being anomalous in gold (up to 1.92 g/t Au).

Figure 6.2
Boulder of Chalcedonic Quartz from Small Stream at FDN

The significance of the silicified Suarez Formation conglomerate and the assays from Wilson and Soto’s samples was outlined in the weekly report (Leary, 2006).

“These elements [arsenic, antimony and mercury] and the chalcedonic quartz are indicative of high level epithermal mineralisation. This is evidence that mineralising epithermal fluids have flowed through the conglomerate in this area. As we know, at Bonza-Las Peñas the majority of the mineralisation occurred before the conglomerate was deposited (with the exception of a weak, late pulse) this mineralisation points at a possible buried target, or gold may be coming out of solution in deeper conglomerate beds. The chalcedonic quartz flooding has occurred within a structure approximately 150 m west of the main IP anomaly. Mapping and sampling is currently focused on better defining this mineralisation and structure.”

Over the next few weeks Aurelian geologists completed more detailed mapping of the area and traced the epithermal float back to a series of outcrops striking north-south, with steep west-dipping fracture surfaces. Samples from outcrop returned anomalous arsenic, antimony and mercury values and were weakly anomalous in gold (up to 0.33 g/t Au).

Drill holes were planned for two targets in the FDN area; the IP anomaly and the epithermal quartz zone in Suarez conglomerate further to the west. Figure 6.3 shows the original sketch of the exploration model to be drilled at FDN (Leary, 2006) and the two targets which were proposed to be tested. Hole 1 targets the IP anomaly which occupies the same structural location relative to the Suarez conglomerate as the Aguas Mesas Norte, Ubewdy and BLP mineralization. Hole 2 was designed to test for a structure at depth which could have brought high level epithermal mineralization into the Suarez conglomerate. It was postulated that if this was similar to the BLP deposit, which is dominantly pre-conglomerate, then a significant deposit could lie buried below the conglomerate.

Figure 6.3
Sketch Section Through FDN, Looking North

An access foot trail was completed from the Peñas camp to the FDN area in late January, 2006. The drill rig was moved by hand over a period of 7 days (see Figure 6.4) and drilling commenced on February 8, 2006.

Figure 6.4
Transporting The Drill Motor Across The Rio Machinaza Near Peñas Camp

The IP anomaly was drill-tested first, due to its easier access (hole CP-06-49).  Although some centimetre-thick chalcedonic epithermal veins were intercepted, the hole was not strongly mineralized.  The IP anomaly was explained by a broad zone of pyritic and siliceous breccia.  The hole was completed at 212.95 m on February 12, 2006.  Assays subsequently revealed only weak gold mineralization (up to 1.23 g/t Au in intersections of 24 m of 0.22 g/t Au and 8 m of 0.49 g/t Au).

The rig was then moved 250 m west to drill under the chalcedonic quartz outcrops discussed above (hole CP-06-50).  The goal was to test for a buried epithermal system in Misahuallí volcanics underlying the silicified conglomerate although the depth to the base of the conglomerate was not known at the time.  From 50 m to 80 m the hole passed through silicified conglomerate with disseminated pyrite, and then back into unsilicified conglomerate.  Significantly the unsilicified conglomerate included a banded epithermal quartz vein clast at 174.20 m (see Figure 6.5).  The clast, from 174.2 m to 174.5 m depth, assayed 6.08 g/t Au.

The hole then intersected what is interpreted by Aurelian staff as silica sinter between 194.58 m and 215.20 m, after which it encountered altered, but only weakly mineralized, andesite similar to that in CP-06-49.

The gold-mineralized epithermal vein clast was considered further proof that conglomerate deposition post-dated most of the epithermal mineralization.

Figure 6.5
Clast of Colloform, Banded Epithermal Quartz from Within Suarez Conglomerate

Another hole was drilled from the same drill platform with a steeper dip (hole CP-06-51) to intersect the volcanic/conglomerate contact and the downward projection of the overlying epithermal silicified conglomerate.  At 199.45 m the hole entered intensely silicified volcanics with epithermal veining and visible gold (see Figure 6.6).  Considered the FDN discovery hole, CP-06-51 contained an intersection of 237.25 m at 4.14 g/t Au and 8.5 g/t Ag.

Figure 6.6
Visible Gold in a Quartz-Carbonate Epithermal Vein

The Aurelian Exploration Team in Ecuador at the time of discovery was comprised of: Steve Leary (Exploration Manager), Jorge Lema (Camp Manager/Senior geologist), Vinicio Pazmay (Senior Geologist), Carlos Santa Cruz (Senior Geologist), Julio Soto (Geologist), Alan San Martin (Database and IT Manager), Federico Mera (Database and IT Geologist) and Gilbert Campoverde (Surveyor).

6.2 HISTORICAL RESOURCE ESTIMATES

All available evidence indicates that the FDN gold deposit is a new discovery of blind mineralization on the Condor project claims.  As such there are no historical mineral resource estimates to review and describe.

Significant amounts of organized artisanal mining activity, using small back hoes and dredges, have taken place in the recent past in the gravels of the river valleys surrounding the FDN deposit.  However, no production records for this are known to exist and no resource estimates are likely to have been prepared.

7.0 GEOLOGICAL SETTING

7.1 GEOLOGICAL CONTEXT OF THE CONDOR PROJECT

The buried epithermal gold-silver deposit at FDN, the centrepiece of Aurelian’s Condor Project, is located in the namesake Cordillera del Condor, in Ecuador’s southernmost province of Zamora-Chinchipe, adjacent to the border with Peru (see Figure 7.1).  The mineralized corridor of the Cordillera del Condor and contiguous Corriente Copper Belt consists of numerous and sometimes spatially juxtaposed porphyry copper, copper-gold skarn and epithermal gold-silver deposits related to metallogenesis within Jurassic arc-related plutonic and attendant volcanic host units, later subjected to Andean tectonics.  Known nearby mineralized districts with significant production or considered to have significant resource potential include the Nambija gold skarn, the Mirador porphyry copper-gold deposit and the Chinapintza/Jerusalem epithermal gold-silver system.  The latter two have been subject to a feasibility study and a resource estimate respectively.

The mostly contiguous 95,000 ha tenement package covering the Condor Project is located in serrated terrain of medium to high relief between elevations of 1,200 to 2,400 m asl, flanked by the high Andes to the west and merging with the Amazon Basin to the east.  The terrain is shrouded in dense tropical cloud forest which, at lower elevations, often meets pastoral lands and clearings or swaths of secondary growth along river valleys or areas disturbed by colonists and artisanal miners.  FDN is located at the northern part of the concession area close to the juncture of the Rio Machinaza and Rio Blanco.

Figure 7.1 (left) below is a shaded relief image of Ecuador showing the geographic and metallogenic context of FDN among other large deposits located in Perú.  The inset image to the right is a RADARSAT rendering of the Condor project area showing site relationship to local mineralized districts.  Aurelian exploration concessions are outlined in red.

Figure 7.1
Shaded Relief and RADARSAT Image of Ecuador

Descriptions of the geological units together with the mineralization, alteration and structural and stratigraphic context of FDN (both regional and local), are presented in Hennessey and Stewart (2006).  The reader is referred to this work for detailed descriptions on the deposit geology and the parameters used then in the preliminary definition of the different mineral zones at FDN.

The present work synthesizes elements of these data with supplementary information from subsequent drilling since late 2006 (71 additional drill holes from CP-07-68 to CP-07-139), and from studies by international consultants with considerable world-wide expertise in epithermal phenomena (Morrison 2007, Sillitoe 2007a and 2007b).  These studies continue to modify Aurelian’s perspectives on the genesis of the FDN deposit, particularly the shape and distribution of the mineral zones, the geometry of the feeder system, alteration halos and their significance, fault geometries and fault control on deposit disposition, and the potential for significant truncated mineralization at depth below the presently defined limits of mineralization.

This section of the report begins with an overview of the principal geological units at FDN, concentrating thereafter on the host Misahuallí Formation in terms of its main geological components, and later focusing on the structural controls on the mineralized system.  The Misahuallí Formation is the host rock for most of the FDN deposit.

7.2 PRINCIPAL GEOLOGICAL UNITS IN THE CONDOR PROJECT AREA

The principal geological units of the Condor Project area are depicted in the synoptic regional geological map in Figure 7.2.  This figure is a map of south-eastern Ecuador showing the location of FDN in relation to the epithermal prospects within Aurelian concessions and other mineralized districts/deposits.  The map is based on data compiled from the analysis of IKONOS and RADARSAT imagery, augmented by point sample data derived from Aurelian’s regional geochemical prospecting program in 2004 and 2005, and other detailed geological maps that were produced thereafter.  Reference to recent publications on the metallogenesis of the Nambija Skarn district (Fontboté et al., 2004) is used to depict the Triassic Piuntza group and related intrusions.  Other major units flanking the Zamora batholith to the east, encompassing the Triassic-Jurassic in Perú, are sourced from the 1:100,000 scale geological maps of INGEMMET (1994) (Perú).  Limited data have been extracted from the out-dated and over-simplified mapping of Prodeminca (2000).  Figure 7.3 shows a close up view of the same geology immediately surrounding the FDN deposit.

The major lithological units in the area are the Hollín Formation, the Zamora Batholith, the Fruta Andesite, the Suarez Formation and the Misahuallí Formation.  These are described in more detail below.

7.2.1  Hollín Formation (Early Cretaceous)

Unconformably overlying the Jurassic volcanic/plutonic units of the Cordillera del Condor, is the Lower Cretaceous (mid Aptian to late Albian) Hollín Formation, representing a regionally important marine transgression prior to the formation of the sub-Andean zone.  The Hollín Formation is composed predominantly of stacked cross-bedded sandstones, thinner intervals of inter-bedded mudstone and sandstone with subordinate shales and associated hydrocarbons (typically 2 to 5 cm seams of high vitrininte coals and associated bony coal).

Although devoid of economic base or precious metal mineralization, the Hollín Formation forms the principal reservoir unit in the oilfields of the northwest Oriente Basin of Ecuador (300 km north of FDN), and is targeted for ongoing reservoir characterization studies in that area.  In the Cordillera del Condor and the Cutco uplift to the north, the Hollín Formation outcrops along prominent discontinuous mesas, up to 2,400 m in elevation, often fronted by imposing vertical escarpments that typify the geography of the Cordillera del Condor.

The Hollín Formation exhibits a horizontal to sub-horizontal attitude and a thickness typically in the range of 110 m along the mesa highs and reaching up to 130 m in the reservoir unit in the oil fields of the Oriente Basin.  North of FDN, the formation is locally tilted by up to 7º due to uplift incurred during localized crustal flexure.

While Hollín mesas are absent south of FDN; the extent of Hollín cover increases markedly towards the north and east with broad discontinuous mesas separated by narrow gorges that often define the traces of major faults.  At FDN itself a tongue-shaped mesa of Hollín Formation masks the surface exposure of Suarez Formation (see below), between the known southern extent of FDN and the Bonza Las Peñas deposit further to the south.

Figure 7.2
Regional Geological Map of Southeastern Ecuador

Figure 7.3
Geological Map of Fruta del Norte and its Environs..

7.2.2 Zamora Batholith (170 to 190 Ma)

Of the major geological units present within the Condor project area, the Jurassic Zamora Batholith is spatially the most extensive and is locally of significance in terms of metallogenesis.  The elongate batholith parallels the Andean cordillera of Ecuador for over 200 km and extends into northern Perú.  This I-type batholith comprises phases of hornblende diorite, monzonite and syenite with localized porphyritic and aplitic dikes and breccia zones.  The latter are of importance in the Mirador copper-gold porphyry system (AMEC, 2005).  Rafts of Pre-Cambrian gneiss and migmatite are reported from drill data by Markowski et al. (2006).

The largely undeformed batholith is flanked to the east by the Triassic/Jurassic Pucara Group dolomites/shale (in Perú), and to the west by poly-phase deformed, Palaeozoic to Cretaceous metamorphic rocks that form the Cordillera Real, an outcropping width of nearly 42 km.  Batholith-bound packages of mafic to intermediate volcanic rocks and associated sediments, assigned to the Misahuallí Formation (host to the FDN deposit) are also found and are treated in more detail in Section 7.2.5.  The batholith has been dated by both Rb-Sr and K-Ar methods at 190 to 140 Ma.  The main magmatic event however is considered to have occurred between 170 to 190 Ma (Fontboté et al., 2004).

At FDN and its environs, several mineralized phases of the Zamora batholith have been identified although their margins are poorly defined.  An exception, in part, is the Tranca-Loma and Camp porphyry systems which are identified, at least in terms of the magnetite alteration signature and component sulphides, by magnetic/IP geophysical data and limited drilling.

The Tranca Loma system consists of a stock-worked porphyritic intrusive with a strong magnetite-chlorite and silicic overprint with disseminated sulphides.  The magnetic anomaly has been tested by three drill holes.  Intercepts include 75 m of 0.30% Cu (Leary 2005).  The Sandia porphyry system located to the northeast of FDN has returned up to 1.30% Cu and 120 ppm Mo in grab samples.  In addition, the diorites and monzodiorites at El Tigre (an area of exceptional gold-in-soil anomalism), locally exhibit carbonate veinlet-hosted covellite and chalcopyrite mineralization in drill core but are essentially lacking in economic mineralization.  However, larger base-metal enriched veins with 5.84 ppm Au and 38 ppm Ag have been sampled from recent artisanal workings.  Drill targeting of these veins has failed to return assay values of significance.

7.2.3 Fruta Andesite (155 to 157 Ma)

This hornblende/plagioclase-phyric, light blue to green extrusive unit represents a late (Jurassic) pulse of volcanic activity which produced a thick (up to 390 m), massive and locally columnar jointed lava flow.  The flow overlies parts of the Suarez Formation west of the West Fault (see below).  Recent Ar-Ar dating of amphiboles from the Fruta Andesite reveal an age of 155 to 157 Ma, correlating well with regional calc-alkaline volcanics and intrusions in the Cordillera del Condor (Stewart, 2007).  Although the name implies an andesitic composition, whole rock analyses of the Fruta Andesite suggest trachyandesite composition, although the high alkalis could be due to hydrothermal alteration and not the original magma composition (Stewart, unpublished data).

The unit outcrops along the Machinaza River to the west and north of the FDN deposit.  Figure 7.4 shows a photograph of an outcrop of jointed Fruta Andesite on the banks of the Machinaza River.  The base of the flow plunges at around 20º to 25º to the south, from line 3100N, perhaps reflecting a zone of ponding away from the eruptive center.  The Fruta Andesite is un-deformed by the deposit-bounding fault strands and is un-mineralized, aside from one highly atypical example of a late base-metal sulphide vein.

Figure 7.4
Outcrop of Jointed Fruta Andesite

Aside from surficial fracture oxidation and saprolitization of the uppermost rock mass, the Fruta Andesite is largely coherent and massive, of high compressive strength (laboratory tests to date show uniaxial compressive strength (UCS) values from 165.8 to 197.3 MPa) and low hydraulic conductivity (typically 10-8 to 10-9 metres pre second, m/s).

7.2.4 Suarez Formation

The Suarez Formation is an integral structural/stratigraphic component of the deposit area and the surrounding epithermal prospects, overlying and flanking the FDN deposit to the west.  The Suarez Formation is characterized by three distinct stratigraphic units listed below (see Hennessey and Stewart 2006):

(1)	a polymictic conglomerate,

(2)	an interbedded felsic tuff to volcaniclastic sandstone and

(3)	an uppermost sequence of fine- to medium-grained clastic and calcareous beds and subordinate polymictic conglomerate.

The pull-apart basin which accommodates the Suarez Formation extends for 2.2 km east-west and 12.5 km north-south, covering an area of approximately 16.5 km².  The maximum thickness of basin fill is undetermined except within the FDN block.  Here the Suarez Formation is up to 400 m thick where it lies west of the West Fault, thinning to the east and tapering out by the East Fault.  The formation wedges out to the north along the Peñas Fault Zone at the northern termination of FDN (see Figure 7.3)

The time span for basin extension and basin fill is undetermined although the age reported for the overlying Fruta Andesite provides some constraint on the end of sedimentation.  Over the course of basin extension, sediments accumulated from alluvial reworking of materials sourced from an eroding calc-alkaline volcanic terrane (hence the predominance of andesitic cobbles in the conglomerate), and lesser clastic sediments derived from units in Perú (e.g. black mudstones and siltstones of the Triassic Pucara Formation).

Modes of deposition are interpreted to include debris avalanches and flows (conglomerate), ignimbrite-like sheets (tuffaceous sandstone), lahars and other sediment flows of the lower flow regime.  The localized occurrence of bony coal, diagenetic pyrite wads and dark organic silts suggests transient anoxic/stagnant conditions representing hiatuses between the main depositional events.

Alteration in the Suarez Formation is defined by localized strong to intense silicification (± marcasite/pyrite), related to a late epithermal pulse; recognition of this silicification at surface led Aurelian geologists to begin drilling at FDN (see Figure 7.8).  The pervasive chlorite-epidote-pyrite propylitization of the clasts (but not the matrix) may reflect regional-scale alteration associated with porphyritic intrusives, or more localized alteration related to the nearby Sandia, Camp and/or Tranca Loma porphyry bodies.  Iron-rich smectite (celadonite) is often abundant in the Suarez above the FDN deposit.  Intense silica or silica-marcasite alteration is preferentially focused in the conglomerate member as a function of its higher porosity and permeability.  Pronounced silicification west of the West Fault, and as discrete zones with increasing stratigraphic height, attests to fluid flow away from the main body of the epithermal system.

The often intensely silicified base of the Suarez Formation is of most economic interest since vestiges of the epithermal system, typically as silica sinter (see section 7.3), mud pool and related hydrothermal vein breccias mingle with or in the case of the latter, rupture the basal conglomerate (often brecciating individual clasts), a clear indication of contemporaneous epithermal mineralization and basin fill.  Typically the sinter/mud pool deposits are enriched in mercury, arsenic and antimony but rarely in gold.

The appearance of interstitial marcasite + silica in the Suarez Formation is taken to indicate relative proximity to an epithermal system.  Conglomerate clasts in proximity to, or intermixed with, sinter are variably affected by smectite clay alteration which more intensely affects the clast rims, and decreases towards the clast centers, creating a visually recognizable zoned alteration.  This association, although diagnostic of epithermal fluid flow, needs to be interpreted in geological context with caution.

Fluid flow involving silica-marcasite deposition appears to have occurred in a large plume dispersing away from the presumed focus or shoot region centred around 3400N where the deposit is at its most coherent and voluminous.  The so called “plume effect” in the Suarez Formation may dissipate for several kilometres southward away from the deposit as a function of the pressure gradient from the feeder system.  However, the silica-marcasite association could be useful to some extent as a vectoring tool to guide drill targeting of other/related epithermal systems.

The deposition of the Suarez Formation has been critical to the preservation of the FDN deposit, since extensional tectonism and contemporaneous basin fill effectively entombed the epithermal system.

The regional exploration program is currently focused on targets beneath Suarez Formation cover within the pull-apart basin, where dilational faulting may have produced other epithermal systems of similar or greater tenor to FDN.  However, this exploration model does not preclude exploration for other types of deposits within the Condor Project.

Figure 7.5 below shows the juxtaposition of a Hollín landslide chute (left) against bedded Suarez Formation (right) in a road cut at FDN.

Figure 7.5
Photograph of Suarez Formation

7.2.5 Misahuallí Formation

Volcanic and volcaniclastic rocks assigned to the Misahuallí Formation occur as north-south aligned inliers within the Zamora batholith.  As host to the FDN deposit, the Misahuallí is highly prospective for epithermal-mesothermal mineralization in the Condor Project area.  Significant epithermal mineralization also occurs at Chinapintza/Jerusalem, located 31 km south of FDN (see Figure 7.2).  These are presently under evaluation by Goldmarca Ltd. (TSX: GML) and Dynasty Mining and Metals (TSX: DMM).

At FDN, the Misahuallí Formation consists of hornblende-plagioclase phyric andesites and basaltic andesites, feldspar porphyritic andesitic intrusives, locally voluminous phreatic breccia zones and lesser planar intrusions.

The volcanic sequence in the FDN area appears to represent a lava-dominated volcanic pile with associated andesitic domes into which numerous sub-volcanic intrusive dykes have been emplaced.  Where applicable, whole rock/trace element analyses have been employed to further characterize the different rock types although a strong to intense chlorite-epidote-carbonate-pyrite propylitic alteration assemblage and/or strong to intense silicification precludes wholesale application of the technique.  This pervasive propylitic alteration suite is so intense that it destroys some of the original volcanic textures.  The prevailing rock type is often aphanitic or texturally nondescript.  The Misahuallí Formation rock types incorporated into the logging/mapping convention at FDN are subdivided below.

Andesitic Lavas

Aphanitic to fine-grained hornblende-porphyritic andesite is the dominant rock type in the FDN area. Locally, in the north and west of the drill-defined area, tuffaceous volcanics and inter-bedded sediments indicate subaerial volcanism with a pyroclastic mode of origin. The textures are suggestive of a primary volcanic breccia/agglomerate formed in a subaerial environment proximal to a volcanic source.

The fine-grained volcanics are cut by two main types of intrusions; dykes of coarse-grained feldspar-hornblende porphyritic diorite, and a much larger, coherent intrusive feldspar porphyry andesite described in the next section.

The diorite dykes are massive and coarse grained, and range from less than one metre to several tens of metres thickness. The dykes appear to constitute a swarm that is best developed south of 3200N. The dykes are often spatially associated with centre line quartz ± pyrite ± chalcopyrite ± magnetite veins which can be found crosscutting the dyke, or more commonly crosscutting the volcanics into which the dyke has intruded. Veining is not always present, suggesting that dyke emplacement may have occurred over time and only some of the intrusive phases are associated with mineralized veins.

Feldspar Porphyry

A distinct, medium-grained feldspar porphyry is best developed northwards from section 3200N. The often illite-pyrite to silica-pyrite altered, dark to light grey feldspar porphyry contains 30 to 60% phenocrysts, mainly plagioclase with subordinate amphibole and biotite.

The feldspar porphyry outcrops east of the East Fault and underlies the Suarez Formation in the downthrown block to the west. The contact with the typical fine-grained hornblende-phyric Misahualli Formation andesites is locally sharp and commonly chilled. The intrusive contact dips 65º to 70º to the west where it is not heavily fault-disrupted. Current drill hole information suggests the intrusion is an oval shape, elongated north-south, that forms the footwall to the volcanic rocks. In places, multiple planar intrusions cut the volcanics at the contact. To the north the porphyry narrows north of 3900N where drilling indicates that it is also fault-disrupted and truncated. It is difficult to trace the porphyry intrusive south of line 3200N where a complex mixture of volcanics and intrusions prevails rather than one coherent body. It appears that the unit swings easterly, away from the mineralisation and the present focus of drilling. The intrusion appears to be at its widest through the central section of FDN, where the eastern margin of the porphyry has not yet been defined.

The intrusion may have originated as an andesite dome emplaced through an actively accumulating volcanic pile, or alternatively, may be a contemporaneous sub-volcanic intrusion.

The porphyry/volcanic contact is almost entirely masked by intense veining and mineralization between 3200N to 3800N. High grade crustiform-colloform veining is commonly best developed at and above the intrusive contact in this segment of the deposit (see Figure. 7.9). The rheological contrast between intrusive and finer-grained volcanic units to the west appears to have resulted in enhanced dilation and hydrothermal fluid flow along and adjacent to the contact during tectonism in the Peñas Fault Zone.

Lamprophyre

A volumetrically insignificant aphanitic lamprophyre is the youngest intrusive phase currently identified in the FDN area and occurs as thin dykes ranging from 0.3 to 3 m thickness. The dykes commonly display amygdaloidal texture with amygdule size increasing towards the core of the dyke. Amygdules are in-filled with a calcite-chlorite mineral assemblage. Chilled margins are almost always present and the rock is unaltered. The dykes are most commonly intruded into gouge zones in faults that cut mineralization, so the dykes are clearly post mineral.

Phreatic Tuff Breccia

Of the different types of brecciation identified within the FDN deposit, the most prevalent is a phreatic tuff or possibly phreato-magmatic breccia that is intercepted in the central and southern parts of the system. The breccia consists of pale grey to white sub-rounded to sub-angular and often heavily illitized fragments of both feldspar porphyry and hornblende-phyric andesite, supported in a fine grain silica-illite-pyrite ± carbonate altered rock-flour matrix. The dominant clast type reflects the host rock in which the breccia developed. Where the breccia occurs wholly within the feldspar porphyry, clasts are exclusively of that material. Conversely, where the breccia was emplaced along the feldspar porphyry/fine-grained volcanic contact the breccia is more polymictic, and where the breccia crosscuts both rock units it becomes progressively richer in host rock clasts with increasing distance from the lithological contact.

The breccia often displays a well-developed decimetre- to centimetre-scale banding attributed to convection cells which developed in the fluidized breccia, possibly as material drained back into the vent or as the breccia cooled and degassed. The geometry of the phreatic breccia vent system is complex, and at present is poorly constrained. The overall zone of brecciation is comprised of a general tabular or elongate series of splaying breccia zones up to 30 m in true thickness, separated by shatter brecciated blocks of wall rock. The most intense breccia development occurs between 3300N and 3500N. The breccia may be diatreme-related.

Morrison (2007) suggests that the phreatic breccia formed in the early stages of the epithermal system and so overprints the earlier porphyry system and host rocks. The breccia is matrix supported and is strongly overprinted by epithermal alteration (typically illite-pyrite ± carbonate or silica-pyrite). Epithermal veins are best developed along or adjacent to the breccia-wall rock contacts and can be very poorly developed within the rock flour matrix dominant breccia itself. Breccia zones are best developed on the east side of the deposit near the intrusive/volcanic contact where it attains a stratigraphic height of some hundreds of metres and continues beyond the current depth of drilling.

7.3 SINTER AND OTHER SURFICIAL GEOTHERMAL MANIFESTATIONS

One of the most striking features of the FDN epithermal system is the spatially extensive sinter carapace above the deposit. Sinter is diagnostic of modern epithermal systems where silica-rich fluids emanate as hot springs at the earth’s surface. Figure 7.6 shows a present day sinter terrace (in background) and a hot pool rimmed with thermo-phyllic algal growths (Yellowstone Caldera). Sinters are the highest level manifestation of an epithermal system and consequently the first feature to be removed by erosion. Most epithermal gold-silver deposits that have been recognized show some degree of erosion and ancient sinters are typically poorly preserved in the geological record. The presence of a preserved sinter carapace at FDN is thus a clear indication that the deposit was not significantly affected by erosion.

Figure 7.6
Present Day Sinter Terrace and Hot Pool

At FDN, the sinter facies is located at or just above the unconformable contact between the Suarez Formation and the underlying Misahuallí Formation. The 2- to 5-m thick laminated silica sinter is typically white to pearly, composed of chalcedonic to opaline silica, with nodular, algal growth (stromatolite-like) and other well preserved biogenic and sedimentary features. It is locally stained with deep green celadonite (iron-rich smectite). To the north, the sinter appears to have ponded in topographic lows as evidenced by much greater variations in thickness. Where significant fluid channelling and ponding occurred, sinter terraces up to 20 m thick were formed

Other discrete sinter horizons are perched at, or near, the base of the conglomerate in stratigraphic proximity to the contact with the Misahuallí Formation (typically 10 m above it). Here again, celadonite is both intermingled with the sinter and occurs in the interstices of the Suarez conglomerate clasts. Clasts of sinter (some up to a metre across), are found near the base of the Suarez Formation (within 30 m of the contact), an indication that localized denudation of the paleo-surface continued contemporaneously with geothermal activity and burial. Post-depositional tilting due to basin extension has imposed a gentle westward dip to the sinter carapace.

Associated with the sinter are beds of fissile dark grey-brown to variably black siliceous-clayey materials locally displaying a massive to weakly graded bedding with sandy to gritty basal horizons. These can overlie, be found independently from, or have blocks/clasts of sinter material entrained within them. The sandy material is commonly composed of siliceous fragmental debris though in a few instances intensely clay altered rock fragments are present.

These siliceous-clayey materials are interpreted as relict mud-pool facies, analogous to the boiling hydrogen sulphide- and organic-rich mud pools manifest in the geothermal fields of the Taupo Volcanic Zone of New Zealand (see Figure 7.7 below).

Figure 7.7
Present Day Boiling Mud Pool, Waiotapu, Taupo Volcanic Zone, NZ

Geyserite, a bulbous-upwards stromatolite-like texture, is indicative of proximal geyser splash-down zones. Relict laminar sinter beds and mud-pool deposits are also frequently cross-cut by hydrothermal explosion breccia pipes that contain sinter, mud-pool and shallow stockwork fragmental debris. In some instances, laminar sinter beds associated with explosion breccias are repeatedly fault offset indicating collapse adjacent to explosion craters.

The sinters exhibit a distinct geochemistry; being depleted in economic base and precious metals but extremely anomalous in arsenic (200 - 1,500 ppm), mercury (up to 35 ppm), antimony (generally 200 - 300 ppm, but values up to 1,100 ppm are recorded).

7.4 STRUCTURAL RELATIONSHIPS

7.4.1 Fault Interpretation

The location of FDN at the intersection of the north-trending Peñas Fault Zone, the Rio Blanco Fault and other east-west structures, attests to the distinct structural context of the epithermal system, which, it is assumed, localized along a pre-cursor normal fault during the incipient stages of the pull-apart basin evolution. Collectively the faults are inferred to have undergone complex histories of normal, reverse and strike-slip motion although kinematic criteria for the amount, direction and relative history of displacements have yet to be determined (Hennessey and Stewart, 2006). Offsets to stratigraphy demonstrate a normal dip-slip sense of displacement governed primarily by extension of the pull-apart basin. The deposit is bounded between sub-parallel strands of the Las Peñas Fault system (see Section 9) and is truncated by the post-mineral, sub-vertical (east-dipping) West Fault along the entire 1.3 km of drill-defined strike to date. It is closed off to the north where the West and East Faults converge.

Exposures of faults and associated wall-rock fabrics at FDN and BLP are limited to road cuts and some trenches, although drill intercepts on 100-m sections have provided sufficient pierce point data to map out detailed fault geometries in the immediate vicinity of FDN.

Data from remote sensing, geophysics, geological mapping and drilling are integrated to build a picture of the regional fault configurations. Analysis of RADARSAT data shows that major topographic lineaments and regional geological contacts commonly trend north to south and northeast to southwest. The gaps in Cretaceous cover depicted from RADARSAT are interpreted to coincide with pre- and/or post-Cretaceous fault zones. IP and ground magnetic data also define a north-south orientated fabric in proximity to FDN. A more complex picture of lineament configurations is revealed from high resolution IKONOS images where drainage patterns in particular show systematically corrugated traces that may reflect localized offsets of the regional fault/lineament fabric.

Figure 7.8 below shows the FDN discovery outcrop (late epithermal mineralization bleeding up through the Suarez conglomerate) showing the sinuous trace of the Central Fault penetrating the Suarez Formation.

Figure 7.8
The FDN Discovery Outcrop

7.4.2 Fault Fabrics and Relationships to Mineralization

The fault rocks intersected from drilling can be divided into a number of different types depending on the relative abundance of matrix and clasts. The most prevalent fabrics recognized can be classified into three basic end members:

1.	breccia,

2.	granular gouge and

3.	clay gouge.

The cataclastites range from non-cohesive rubble, to cohesive non-foliated, to well foliated examples. Many fault zones consist of complex hybrids of all three lithologies depending on their position relative to the fault core and damage zone. In general zones of well-foliated cohesive clay gouge and foliated granular gouge are interpreted to define the fault core (the region of highest or concentrated deformation), from the surrounding or abutting damage zone where deformation is less severe. The clay gouge often abuts lustrous striated surfaces showing asperities and tool marks.

While the West Fault is more coherent (i.e. a width of 1 to 2 m), the broad East Fault Zone frequently encompasses metre-scale panels of damaged wall rock with granular gouge zones often incorporating rounded survivor clasts, some of which are mineralized. Moreover, epithermal vein mineralization in the West Fault, in both incipient and advanced states of disaggregation, clearly indicates syn-mineralization episodes of fault motion. Given that the West Fault was active during the late stages of mineralization, it seems reasonable to assume that the fault acted as a conduit for the ascent of fluids that generated the siliceous sinter and related surface deposits (Sillitoe 2007b).

7.4.3 The Pull-Apart Basin, Synoptic View

In summary, the synoptic view that has emerged from drilling to date at FDN incorporates:

1.	basin extension as a function of a step-over between strands of the north south orientated left-lateral strike slip Peñas Fault Zone,

2.	the development of dilational zones within the basin,

3.	anomalous heat flow and associated hydrothermal activity followed by

4.	basin fill and preservation of the bulk of the epithermal system.

Due to their dilational nature, pull-apart basins are proven structural environments for focusing mineralising fluids (e.g. Cuenca de Oro, Mexico, Sellepack, 1997), and are therefore highly prospective for epithermal mineralization. The FDN pull-apart basin is fringed by epithermal and other gold-silver prospects (see Fig 7.2), namely BLP, Ubewdy, Aguas Mesas (Norte and Sur), Rio Negra, Puente-Princesa and Barbasco. The basin margin faults and intra-basin structures are characterized by extension and down-dropped structural components, hence hydrothermal fluid activity during basin extension would most likely be concentrated within the basin with prospects along the exterior margins related to leakage of hydrothermal fluids from the basin.

These relationships and other field data led to the decision to explore for Misahuallí Formation-hosted mineralisation buried under the basin (Leary, 2005) and the resulting discovery of the FDN deposit. Recognizing the intrinsic importance of extension to fluid flow, and based on sand-box models of pull-apart basins that show numerous structures beneath the basin that would be favourable sites for the development of epithermal systems, it is possible that the FDN deposit represents just one instance of mineralization related to a basin-wide epithermal system that has been buried since the Jurassic. Accordingly, Aurelian is continuing to explore elsewhere beneath the Suarez Formation in the belief that there is the potential for other sub-Suarez basin discoveries.

Figure 7.9 below is a type section of the FDN deposit, illustrating the structural disposition of key stratigraphic components and mineral domains. Detailed descriptions of the mineral domains and the criteria used in modeling them are presented in Sections 9 and 17, respectively.

Figure 7.9
Type Section of the FDN deposit

8.0 DEPOSIT TYPES

This section is taken from Hennessey and Stewart (2006).

8.1 INTRODUCTION

The principal types of hydrothermal metallic mineralization in the Cordillera del Condor are copper ± gold porphyry and epithermal precious metal vein deposits (Gemuts et al., 1992; Gendall et al., 2000; Prodeminca, 2000).

The Pangui Porphyry Copper Belt is associated with late Jurassic phases of the Zamora batholith (Gendall et al., 2000; Coder, 2001). The belt extends from southern Morona-Santiago province into Zamora-Chinchipe where the southernmost known copper-gold deposit, Mirador, is the object of detailed engineering, project planning and procurement activities by Corriente. Mirador is reported to contain 437 million tonnes of measured plus indicated mineral resources grading 0.61% Cu, 0.19 g/t Au and 1.5 g/t Ag at a 0.4% Cu cut-off (Sivertz et al., 2006). Mirador is situated about 20 km north of FDN.

The Santa Barbara and El Hito copper-gold prospects are associated with dacitic plagioclase microporphyry and quartz porphyry of unknown age within the Zamora batholith south of the Chinapintza camp on concessions held by Goldmarca Ltd. (Litherland et al., 1994; Prodeminca, 2000).

There are two principal gold-silver mining districts in Zamora-Chinchipe; the Chinapintza district that lies about 32 km south of the FDN deposit, and the Nambija district about 15 km to the west of Chinapintza (see Figures 7.1 and 7.2 for locations relative to FDN).

The Nambija precious metal district consists of several Jurassic-aged skarn systems hosted within a narrow, north-south trending belt of supracrustal units within the Zamora batholith (Fontboté et al., 2004). Production from alluvium and bedrock in the Nambija district is estimated to total 60 to 90 tonnes of gold (roughly 2 to 3 million ounces; Prodeminca, 2000). This is considered a minimum due to the large amount of informal and poorly documented mining activity since discovery of the district in 1981 (Gemuts et al., 1992).

Silver-gold mineralization in the Chinapintza district occurs as base metal-rich epithermal quartz veins, breccia zones and quartz stockworks hosted mainly by northwest-, and lesser north-, and northeast-striking fault zones (Gemuts et al., 1992; Prodeminca, 2000). The district is underlain by pyroclastic, hydrothermal, and tectonic breccias associated with Mid-Cretaceous (116 to 96 Ma) dacitic to rhyolitic porphyries within the Zamora batholith. Banded, colloform, drusy and brecciated vein textures are defined by quartz, locally abundant pyrite, arsenopyrite and base metal sulphides (especially sphalerite and galena) and carbonate minerals, including the manganese carbonate, rhodochrosite. Siderite is observed locally. Sericitic-argillic alteration and local silicification of the host rocks are associated with veins and breccias. Electrum (≈35% Ag) is the principal ore mineral present. Manganese, silver/gold ratios and base metal content increase with depth and bonanza-style veins are reported (Prodeminca, 2000).

Production from small-scale bedrock mine operations at Chinapintza was estimated by Prodeminca (2000) as 385,000 oz gold and 5.8 million oz silver. Concessions in the Chinapintza district are currently held by Dynasty Metals and Mining Inc. and Goldmarca Ltd. Measured and indicated mineral resources containing about 0.7 million ounces of gold and 4.4 million ounces of silver are reported in the district.

Aurelian’s Cordillera del Condor project focuses exploration on epithermal gold-silver mineralization and, to a lesser degree, porphyry copper mineralization. The FDN deposit exhibits typical features of epithermal gold-silver deposits. These are described more fully below.

8.2 CLASSIFICATION OF EPITHERMAL GOLD-SILVER DEPOSITS

Gold and silver deposits that form at shallow crustal depths (<1,500 m) are interpreted to be controlled principally by the tectonic setting and composition of the mineralizing hydrothermal fluids. Three classes of epithermal deposits (high-sulphidation, intermediate-sulphidation and low-sulphidation) are recognized by differences in host lithologies (which is an expression of the tectonic setting), the form and style of mineralization, the geometry of alteration zoning, and the ore composition (Hedenquist et al., 2000; Hedenquist and White, 2005) (see Table 8.1). Overlapping characteristics and gradations between epithermal classes may occur within a district or even within a single deposit. The appropriate classification of a newly discovered epithermal prospect can have important implications to exploration.

High-sulphidation and intermediate-sulphidation systems are hosted by subduction-related andesite-dacite volcanic arc rocks, which are dominantly calc-alkaline in composition. Low-sulphidation systems are more restricted, generally to rift-related bimodal (basalt, rhyolite) or alkalic volcanic sequences. The gangue mineralogy, metal contents and fluid inclusion studies indicate that near-neutral pH hydrothermal fluids with low to moderate salinities form low- and intermediate-sulphidation class deposits whereas high-sulphidation deposits are related to more acidic fluids with variable low to high salinities. Low- and intermediate-sulphidation deposits are typically more vein-style while high-sulphidation deposits commonly consist primarily of replacement and disseminated styles of mineralization with subordinate veining.

The characteristics of silver-gold mineralization in the Chinapintza district, 1) banded, colloform and brecciated quartz veining, 2) iron sulphide- and carbonate-rich vein laminations and/or cements, including locally abundant rhodochrosite and 3) silver-rich ore with locally significant base metals (lead, zinc and copper), indicate that this is primarily an intermediate-sulphidation epithermal district.

The characteristics of mineralization at Chinapintza also occur at the BLP deposit. Hodder (2002) first interpreted BLP epithermal mineralization as intermediate-sulphidation. In contrast, gold-silver mineralization at the Aguas Mesas Norte and Sur prospects is hosted by poorly banded crystalline quartz veins and breccias that lack colloform and other typical epithermal textures and are more mesothermal in appearance than those at BLP (Stewart, 2003; Mullens, 2003).

The mineralization discovered to date at FDN exhibits features of both the low- and intermediate-sulphidation epithermal classes (see Table 8.1 and Section 9, Mineralization). Other noteworthy features of the mineralization at FDN are its continuity over more than 1,300 m of strike and average grades significantly higher than similar mineralization at BLP, including widespread visible gold and bonanza-style epithermal veins.

Table 8.1 below summarizes the characteristics of the epithermal classes with those features seen at FDN highlighted in bold font.

Table 8.1
Characteristics of Epithermal Deposit Classes
(Compiled from Hedenquist et al., 2000; Hedenquist and White, 2005)

	Low-sulphidation	Intermediate-sulphidation	High-sulphidation

Metal Budget	Au - Ag, often sulphide-poor	Ag - Au ± Pb - Zn; typically sulphide-rich	Cu - Au - Ag; locally sulphide-rich

Host Lithology	bimodal basalt-rhyolite sequences.	andesite-dacite; intrusion centred district.	andesite-dacite; intrusion centred district.

Tectonic Setting	rift (extensional)	arc (subduction)	arc

Form and Style of Alteration/Mineralization	vein arrays; open space veins dominant; disseminated and replacement ore minor; stockwork ore common; overlying sinter common; bonanza zones common.	vein arrays; open space veins dominant; disseminated and replacement ore minor; stockwork ore common; productive veins may be km-long, up to 800 m in vertical extent.	veins subordinate, locally dominant; disseminated and replacement ore common; stockwork ore minor.

Alteration Zoning	ore with quartz-illite-adularia (argillic); barren silicification and propylitic (quartz-chlorite-calcite ± epidote) zones; vein selvedges are commonly narrow.	ore with sericite-illite (argillic-sericitic); deep base metal-rich (Pb-Zn ± Cu) zone common; may be spatially associated with HS and Cu porphyry deposits.	ore in silicic core (vuggy quartz) flanked by quartz-alunite-kaolinite (advanced argillic); overlying barren lithocap common; Cu-rich zones (enargite) common.

Vein Textures	chalcedony and opal common; laminated colloform-crustiform; breccias; bladed calcite (evidence for boiling).	chalcedony and opal uncommon; laminated colloform-crustiform and massive common; breccias; local carbonate-rich, quartz-poor veins; rhodochrosite common, especially with elevated base metals.	chalcedony and opal uncommon; laminated colloform-crustiform veins uncommon; breccia veins; rhodochrosite uncommon.

Hydrothermal Fluids	low salinity, near neutral pH, high gas content (CO2, H2S); mainly meteoric.	moderate salinities; near neutral pH.	low to high salinities; acidic; strong magmatic component?

Examples	McLaughlin, CA; Sleeper and Midas, NV; El Peñón, Chile; Hishikari, Japan.	Arcata Peru; Fresnillo Mexico; Comstock NV; Rosia Montana Romania.	Pierina Peru; Summitville CO.

  Note: Features seen at FDN are shown in bold.

9.0 MINERALIZATION

9.1 INTRODUCTION

The FDN deposit is classified as an intermediate sulphidation epithermal gold-silver system (Sillitoe, 2006), with multi-phase quartz-carbonate-sulphide stockwork veining and hydrothermal brecciation that varies from around 80 to 150 m in width at the central part, increasing to over 300 m at the southern end. The epithermal system is currently defined over a strike length of 1,300 m.

The stockwork comprises closely spaced, multidirectional veinlets at shallow levels, but at depth the number of west-dipping veins increases while the overall stockwork intensity progressively decreases. Hydrothermal brecciation textures vary from fine, millimetre-scale crackle brecciation to matrix-supported brecciated “veins”. The system is also cut by a series of more discrete, larger (0.5 m to 5m+ in width), banded epithermal veins. The vein intensity varies along strike and with depth, with vein percentages dropping to less than 5% at the southern end of the system but up to 100% over broad intervals (tens of metres) at the northern end. The sulphide content also varies systematically, with the upper central part of the system often exceeding 20% sulphide, as alteration and in veins and brecciation, decreasing to less than 1% in the quartz veins at the north end of the system.

Throughout the system veins typically exhibit classic space-filling epithermal textures with crustiform-colloform banding, cockade and bladed calcite (usually pseudomorphed by quartz) being present. The colloform-crustiform banding varies in scale from very fine (sub-millimetre) bands to semi-massive. In addition there is evidence for recrystallization of opaline silica and chalcedony. Photographs of examples of epithermal vein/breccia, mineralization and gold textures seen at FDN are presented in Figure 9.1.

The mineralogy of FDN consists of chalcedonic to crystalline quartz, manganese-carbonates (manganoan calcite with lesser kutnahorite and rhodochrosite), calcite, adularia, barite, marcasite, pyrite as well as subordinate sphalerite, galena, chalcopyrite with trace tetrahedrite and other silver sulphosalts. Rare accessory minerals that have been identified (with varying degrees of confidence), include cinnabar, meta-cinnabar (both restricted to sinter), rhodonite, alabandite (only at depth), stibnite and arsenopyrite (both restricted to the basal Suarez Formation), pyrrhotite, hematite, proustite/pyrargyrite, acanthite, native silver, freibergite, boulangerite and jamesonite and their oxidised products, valentinite or senarmontite.

The bulk of the gold is microscopic and associated with quartz, carbonates and sulphides. Much of the gold is “free milling” but the mineralization is moderately refractory with approximately 40% of the gold locked in sulphides (see Section 16). However coarse visible gold is common and is usually associated with higher grades. Individual gold grains range from discrete specks <0.1 mm to “broccoli-like” arborescent crystals >10 mm across (see Figure 9.1b). Visible gold occurs in all mineralized zones, in quartz or carbonate as well as within pyrite or silver sulphosalt clusters.

Figure 9.1
Examples of Visible Gold and Epithermal Vein/Breccia Textures at FDN

a) Coarse visible gold in quartz-carbonate vein, FDN-5: CP-06-57, 356.1 m

b) Dendritic visible gold in chalcedonic veinlet, FDN-2: CP-06-58, 336.24 m

e) Coarse visible gold at margin of quartz-carbonate vein, FDN-1: CP-06-58, 381.6 m

d) Visible gold (right centre) at margin of colloform vein, FDN-1: CP-06-56, 322.9 m

e) Semi-continuous band of gold near margin of banded vein, FDN-2: CP-06-58, 404.63 m

f) Visible gold in 3- to 5-mm wide, late chalcedonic veinlet cutting earlier veins, FDN-1: CP-06-57, 319.80 m

g) Gold (to left below pencil tip) at margin of early, white to black quartz-carbonate-sulphide veinlet, FDN-1: CP-06-56, 309.4 m

h) Colloform-crustiform vein with fine-grained gold (not visible) in laminae of 1-mm long, acicular marcasite near centre of photo, FDN-1: CP-06-56, 305 m

Major divisions in scale bars (a, i, p) are one centimetre. Pencil lead (b, c, e) and pencil tip (d, g) are 0.5 mm in diameter. Scribe is about 15 cm long (m); tip of scribe is 1 mm wide (j, k, l). fov = field of view.

Figure 9.1 (cont’d)
Examples of Visible Gold and Epithermal Vein/Breccia Textures at FDN.

i) Colloform-crustiform vein/breccia with clast of sphalerite-galena to left of centre, FDN-1: CP-06-56, 308 m

j) Colloform quartz-carbonate-sulphide vein crosscutting fractures in white quartz vein, FDN-1: CP-06-57, 285.5 m

k) Crustiform rhodochrosite-quartz vein, FDN-1: CP-06-63, 496.16 m

l) Tan carbonate-quartz vein cut by chalcedonic laminated and non-laminated veins, FDN-5: CP-06-63, 336.0 m

m) Breccia in silicified andesite with fine-grained black quartz-pyrite cement;FDN-1: CP-06-54, 410 m

n) Multiple generations of quartz-carbonate ± sulphide veining and brecciation; core is about 4.6 cm wide. FDN-5: CP-06-57, 347.1 m

o) Acicular marcasite needles in crustiform chalcedonic vein (fov about 15 mm), FDN-2: CP-06-56, 299.35 m

p) Bladed calcite in quartz-carbonate vein, FDN-4: CP-06-60, 238.05 m

Major divisions in scale bars (a, i, p) are one centimetre. Pencil lead (b, c, e) and pencil tip (d, g) are 0.5 mm in diameter. Scribe is about 15 cm long (m); tip of scribe is 1 mm wide (j, k, l). fov = field of view.

Preliminary microprobe investigation of only a few samples show that gold fineness is typically lower in the northern segment, roughly 750, whereas grains in the central segment have fineness values in excess of 900 (pure gold is 1,000). Silver sulphosalts are therefore interpreted to contain a percentage of the silver, enhancing the silver:gold ratios to approximately 1:1 in the upper part of the system. At depth and to the south, the system becomes increasingly silver-rich relative to gold, with silver:gold ratios climbing to 10:1, the increasing silver is also associated with increasing zinc and lead assays.

9.2 ALTERATION

The alteration mineral assemblages within the host andesite consist of proximal intense silicification with fine disseminated sulphide (primarily pyrite and marcasite) within a broad illite-pyrite + silica halo, grading out into widespread propylitic (chlorite-epidote-calcite) alteration. Smectite (often as iron-rich celadonite) occurs high up in the system, grading downwards into illite. Sericite is also locally detected at depth, indicative of higher temperature alteration. Rarer kaolinite has been observed in veins and fractures high up in the system. Carbonate alteration is usually present within the FDN-1 (manganese-carbonate stockwork) zone (see Section 9.3.4).

Alteration is most intense in the upper part of the system, extending to depth along the West Fault and progressively weakening to the east and at depth. The upper part of the system often exhibits such intense silicification and abundant fine sulphide that the host lithology is sometimes difficult to identify.

It is also evident that the epithermal alteration assemblages overprint earlier porphyry-style alteration, with rare remnants of patchy biotite (potassic) alteration and the observation at depth of epithermal veins cutting earlier center-line porphyry style veinlets. Blotchy propylitic (epidote/chlorite) alteration is also evident at depth and distal to the epithermal system and is also interpreted as being porphyry-related.

9.3 GEOLOGICAL INTERPRETATION

The interpretation of the geology and mineral zonation of the FDN deposit was conducted using 1:1000 scale, east to west oriented, 100-m spaced sections with a data window (depth of influence) of ±50 m. Topography, drill hole traces, lithology, grade bars (histograms representing gold grade), and visible gold occurrences were plotted directly on the sections from the database using GEMCOM software. Faults, lithologies and notes on mineralization and alteration were made directly on the sections, with the mineralized envelope and zone interpretations completed on a separate mylar overlay. In addition a set of 1:1000 sections with bars representing the elements manganese (Mn), sulphur (S), arsenic (As) and antimony (Sb) were also printed and used to help define the mineralized zones. Data from drill-hole logs, core photographs and geochemistry, were also integrated into the interpretation. The interpretive work was completed on-site so drill core could be reviewed if necessary.

Once the interpretation was completed on the paper and mylar sections both the geology and mineralized envelope/zones were digitized and rendered into 3D solids using GEMCOM software.

The shapes were modified on-screen and the mineralized envelope/zone interpretation digitally snapped to the drill holes.

9.3.1 Faulting

The interpretation process began by establishing the relationships between lithologies and faults. This is an important relationship since the 3D shape of the lithologies and mineralized body is often dictated by the geometries of the bounding faults. Three faults were interpreted, the West, Central and East Faults. Previously a fourth fault had been interpreted (Stimpy’s), which trends north-northeast and truncates the northern end of the system. This has been subsequently re-evaluated as an inflection or splay of the West Fault.

The West Fault, is a continuous and well-defined steeply east dipping feature (only a few metres wide), distinctive as a well-foliated to crudely-foliated granular to clayey gouge zone. It usually forms the western limit of mineralized system. Consequently, this fault has proved a very easy structure to identify and correlate between drill holes.

The Central Fault (located within the mineralized system), is difficult to locate within the deposit due to the fact that a late mineralizing fluid has migrated up this structure and obscured its position. The interpretation of this structure is largely based on the vertical offset it has produced in the top of the deposit. The offset reaches a maximum of just over 100 m on section 3500N, with the offset steadily decreasing southwards becoming negligible by section 2800N. The orientation is sub-vertical with a north-south strike, twisting to west dipping at the northern end of the system.

The broad East Fault (or East Fault Zone) is located east of the mineralized system and has therefore been intercepted in drilling to a lesser extent than the West Fault. The margins of the East Fault are thus more difficult to delineate. The East Fault tends to form a broad mesh-like zone of anastomosing faults and shears, rather than a discrete structure (cf. West Fault). Near the surface the fault marks the eastern contact between the Suarez Formation sediments and Misahuallí Formation and hence is easily identifiable. It difficult to identify at depth however, where data are sparse, the fault zone broadens and often has similar andesitic lithologies on either side. Although poorly defined, the fault is interpreted to have a sub-vertical orientation, striking north-northeast to the north of 3300N, swinging to north-northwest south of this. The fault does not significantly affect the geometry of the mineralized system.

9.3.2 Lithologies

Five key lithological units were interpreted; initially on section and then in 3D using GEMCOM software (with the exception of the sinter and mud-pool facies, which were not 3D-modelled due to their limited extent):

1.	The Hollín Formation.

2.	The Fruta Andesite.

3.	The Suarez Formation.

4.	Sinter and mud-pool facies.

5.	The Misahuallí Formation.

Two lithological subdivisions of the Misahuallí Formation were attempted: a phreatic/phreato-magmatic breccia unit and a feldspar-rich porphyry andesite body. The interpretation of the porphyry body holds together for the northern part of the system, but was difficult to trace south of 9583200N as it swings east away from the mineralization and the drill hole data. The breccia unit that occurs in the central and southern parts of the system has a tabular finger-like geometry that was impossible to correlate between 100-m spaced sections.

Lithologically the most important contact is that between the Suarez Formation and the adjacent Misahuallí Formation, as this usually defines the upper and western limits of the mineralized system.

Since the system is buried and therefore not exposed to surfical weathering, it was not necessary to model a zone of oxidation. However it should be noted that the low-sulphide zone (FDN-3) may be a paleo-surface weathering feature preserved from the Jurassic, although the zone does not contain significant iron oxide. The iron oxide (hematite) that has been observed within the system is very rare and interpreted to be of hypogene origin.

9.3.3 Defining the Mineralized Zones

As described above the mineralized envelope encloses four geochemically, texturally and mineralogically distinct zones (FDN-1 to FDN-4). Although initially identified due to distinct differences in texture and mineralogy, the zone contacts were refined geochemically, using changes in the level of manganese, sulphur, arsenic and antimony.

In Hennessey and Stewart (2006) a fifth mineralized zone (FDN-5) was interpreted and described. FDN-5, also known as the Muchacho Vein, was intersected in several of the early drill holes. The intercepts were of high grade gold ± silver veining in two styles. The vein intercepts occur in the central to northern segment of deposit immediately to the east of the currently modelled mineralized envelope.

Infill drilling has shown these early FDN-5 intercepts to be intermittent and difficult to model with the current data density, despite locally being very high grade. They were not modelled for this mineral resource estimate and lie largely outside of the current constraints. They represent an opportunity for future definition drilling.

FDN-1 - Lower Manganese Stockwork Zone

FDN-1 is the largest and most significant zone within the FDN epithermal system, containing the majority of the tonnes and gold reported in the resource estimate. It is also referred to as the “lower manganese stockwork zone” due to its position below zones FDN-2 and FDN-3 and the abundance of manganese-carbonates (i.e. manganoan calcite, kutnahorite, rhodochrosite etc) within the mineralization. In areas of intense mineralization, this part of the system contains >1% manganese, values of which were used to define the extent of this zone since manganese assay values drop off abruptly at the contact with the overlying FDN-2 zone. The zone is characterized by sheeted veins and wispy stockworks dominated by finely crustiform-colloform banded vein textures. In the West upflow zone the sheeted veins dip moderately west, rolling over to subvertical or steep east dipping in the east upflow zone. Alteration is dominated by illite-pyrite with patchy carbonate and silica alteration.

FDN-2 - Upper Silicified (High Sulphide) Zone

Overlying, and usually in abrupt contact with FDN-1, the upper silicified high sulphide zone, FDN-2, is noted for its absence of manganese carbonates with manganese assays typically <300 ppm. Geochemically the zone is differentiated from the Northern Quartz Vein zone (FDN-4), by elevated arsenic (usually >500 ppm), antimony (usually >25 ppm) and sulphur (usually >2%). Mineralization is typically characterized by an intense and chaotic stockwork and hydrothermal brecciation composed of chalcedony-marcasite with associated alteration comprising very intense silicification and fine-disseminated marcasite. This latter alteration is often so pervasive the rock is black, making identification of the host lithology difficult. The FDN-2 host rocks are interpreted to be dominated by andesitic volcanics but containing at least some narrow zones of fine-grained sediments.

FDN-3 - Upper Silicified (Low Sulphide) Zone

FDN-3 is spatially confined to the central part of the epithermal system, immediately below the Suarez Formation. FDN-3 is flat-lying and up to 20 m in vertical depth. It is characterized by intense silicification yet depleted in sulphide (a defining criterion), grading downwards into the sulphide-rich zone FDN-2 with a transitional contact reminiscent of oxidation/alteration along fractures. Stockwork veining and hydrothermal brecciation are both observed within the zone, both as sulphide-poor veins and as an overprinting sulphide-rich vein phase, interpreted to be related to late epithermal events.

FDN-3 is interpreted to represent a paleo-surface weathering horizon that developed prior to the burial of FDN by Suarez sediments in the Jurassic (Sillitoe, 2007b). An interpretation as such implicates oxidizing conditions that also leached iron oxide from the rock, since oxides are not present. An alternative interpretation is that hydrothermal fluids are somehow responsible for the removal of the sulphide (Morrison, 2007). Although FDN-3 is characterized by highly silicified materials depleted in sulphide content, it is worth mentioning that on section 3200N is an area of mineralized mud pool material that was included because it occupies the same relative position and was depleted in sulphide compared to the underlying FDN-2 zone. With only three drill holes intersecting it, this was considered too small to model as a separate zone and, hence, was included in FDN-3.

FDN-4 - Northern Quartz Vein Zone

FDN-4 is located at the northern end of the system and is characterized by a zone of intense quartz veining; usually >50% quartz with up to 100% quartz vein material over broad intervals. The quartz is typically white, massive, recrystallized to poorly-banded chalcedony with minor wispy sulphides and rare quartz-replaced bladed calcite textures. This zone also lacks manganese carbonates and is relatively low in sulphide compared to zones FDN-1 and FDN-2. The zone is easy to identify visually due to the texture and intensity of the quartz veining and geochemically by the low levels of arsenic, antimony, sulphur and manganese.

At this stage, it is not understood why such distinct mineral zoning occurs in FDN, although the most obvious explanation is that the zones represent changes in pressure and temperature conditions as mineralizing fluids flowed up through the system affecting mineral precipitation and solubility. The contacts between zones FDN-1, -2 and -4 plunge to the north, and are perhaps indicative of lateral fluid flow from north to south. This concept is supported by the fact that the northern end of the system contains the greatest volume of veining, representing the most dilational part of the system and therefore a low-pressure zone.

9.3.4 Construction of the Mineralized Envelope

For the development of the block model, an enclosing “mineralized envelope” was interpreted around the mineralized system (see Figure 9.2). Only assay data within this envelope were used for interpolation of grade into the block model. The envelope was then divided into 4 mineralized zones (FDN-1 through FDN-4) which contain distinctly different mineralogy, epithermal textures and geochemical signatures. These were modeled separately, since the zones may display different grade distribution, metallurgical properties or engineering parameters.

Figure 9.2

View of the FDN Mineralized Envelope and Zone Solids

(Looking East-Northeast)

Topography is shown in brown with zone FDN-1 in blue, FDN-2 in Magenta, FDN-3 in red and FDN-4 in green.

Two criteria were used to define the limits of the mineralized envelope, epithermal vein intensity and gold grade. In the system as a whole the two criteria exhibit close correlation, with increasing epithermal vein intensity reflecting increasing gold grade. However, in some locations, zones of low grade or barren epithermal veining exist, for example the upper east corner of the system north of line 9583400N. Here, the interpretation is that gold precipitated from solution at deeper levels and hence the gold grade gradually decreases upwards into this corner. These low grade veins were included in the mineralized envelope model so that computer could interpolate grade between the well mineralized and poorly mineralized veining areas.

Vein intensity drops dramatically at the Suarez-Misahuallí contact and at the West Fault allowing these to be simple geological picks using the presence of significant epithermal veining. In parts of the system where the vein intensity gradually decreases across strike or down dip (i.e. where a vein intensity change is sometimes difficult to identify) the gold grade was used to help define the edge of the envelope. Typically a sharp grade break that was usually between 1 and 2 g/t Au was used to define the boundary. Some lower grade material was also included for geological consistency of interpretation between drill holes and sections

Two upflow zones or feeder structures are interpreted within the FDN epithermal system, a West (or the FDN) upflow zone and an East (or the Bonza-Las Peñas) upflow zone. Of these the West upflow zone is of paramount importance since the majority of the mineral resource is associated with this.

The West upflow zone strikes roughly north-south and dips moderately to steeply west until it is truncated by the West Fault. The zone runs the entire length of the deposit.

The East upflow zone only exists on, and south of, section 3400N and dips steeply east with a north-northwest - south-southeast strike of about 340°. This upflow zone/structure is interpreted as the northern continuation of the Bonza-Las Peñas epithermal system.

Most importantly, the two zones/structures converge at approximately 3400N, the intersection zone producing the highest grade part of the system. The intersection also marks a mineralogical change with the system transitioning from manganese-carbonate-rich to manganese-carbonate-barren and quartz dominated styles (zone FDN-1 changes to zone FDN-4).

At the southern end where the two systems diverge it becomes apparent that there are slight differences in geochemistry, with the West upflow zone generally higher in arsenic and antimony and the East upflow zone containing higher silver (or silver:gold ratios), manganese, lead and zinc. A tentative interpretation based on the domination of the West upflow zone and the geochemistry, is that the West upflow zone overprints the East upflow zone.

The upflow zones were used to subdivide FDN-1 into an east and west subzone. It was felt that the significant difference in dip of the veining in the two required separate variographic analysis and different search ellipse orientations for grade interpolation (see Section 17).

A surface plan view and example sectional view of the interpretation of the two upflow zones are presented below in Figures 9.3 and 9.4. Figure 9.3 is a plan projection of all drill holes at FDN showing gold histograms in red (truncated at 10 g/t Au) and the East and West Faults. Figure 9.4 is an interpretive drill section.

Figure 9.3
West and East Upflow Zones

Figure 9.4
Section 9582800N Showing the Interpretation East and West Upflow Zones

10.0 EXPLORATION

Prior to late 2005, exploration on the La Zarza concession was focused on the discovery of epithermal precious metal mineralization within exposed Misahuallí Andesite.  Detailed exploration (drilling, geological mapping, soil geochemical and geophysical surveys) of the BLP deposit and Aguas Mesas Norte and Sur prospects was complemented by property-wide regional stream sediment surveying to identify other targets for detailed follow up.  Exploration results from BLP and Aguas Mesas Norte and Sur have been described previously (Stewart, 2003; Mullens, 2003; Hennessey and Puritch, 2005) and are not discussed in this report.  Details relating to a regional geochemical reconnaissance program (Schloemann, 2005) are also beyond the scope of this report.

10.1 EXPLORATION AT FDN

The exploration strategy and steps that led up to the FDN discovery hole CP-06-51 are outlined in Section 6, History, of this report and in Hennessey and Stewart (2006).  Subsequent exploration activities are summarized here and in Section 11 below.

Drilling has necessarily dominated Aurelian’s exploration of the buried hydrothermal system at FDN.  The drill program has identified a continuous body of gold-silver mineralization beneath 130 to 400 m of Suarez and Hollín Formation.  It has a strike length of at least 1,300 m based on 100-m spaced exploration section lines.  At the time of discovery, one man-portable diamond drill rig was in operation, but as step-out drilling has accelerated along the section lines this number has increased to six rigs.  The drill program is summarized in Section 11, Drilling.

There were two small drill rigs in operation on the La Zarza concession at the time of the first site visits by Micon.  By the time of the most recent visit more powerful skid-mounted rigs capable of greater depth penetration (up to 1,000 m) had been sourced.  Greater depth penetration is required to adequately test beneath Cretaceous sandstone cover of the Hollín mesa.

Expansion and rehabilitation of the exploration grid along with land surveying of grid stations and drill holes has been ongoing since drilling first commenced in the FDN area.  The grid consists of a north-south cut baseline with 100-m spaced east-west cut lines.  The grid is based on UTM coordinates (PSAD 1956 datum, zone 17S).  References to section lines are often abbreviated to xx00N from the UTM northing 958xx00N.  The terrain through which the exploration grid has been cut varies between 1,400 m and 1,650 m asl and is densely vegetated forest.

Highlights of the 2006 exploration program were:

●	Field identification and mapping of epithermal mineralization at FDN:	January
●	Paragon del Ecuador rig is transported to the FDN area:	January
●	First hole (CP-06-49) starts:	February
●	Sinter intersected at the Suarez Formation-andesite contact in CP-06-50:	February
●	Discovery hole (CP-06-51) starts:	March
●	First announcement of mineralized intervals on lines 3100N to 3300N:	April
●	$20 million financing announced:	May
●	Significant visible gold and higher grade mineralization intersected on section lines 3300N and 3400N:	May to June
●	Road construction to Peñas camp commences:	June
●	Second drill rig (Kluane) arrives on site:	June
●	Geological staff increases, camp expansion initiated:	July
●	Sillitoe visit and report:	July
●	Drilling extends mineralization to 3800N:	August to September
●	Road construction to FDN area from Peñas camp commences:	September
●	Deposit shown to continue south to 3000N:	October
●	Road access to Peñas camp and FDN and additional rigs on site:	November

In early 2007 road access to the Peñas camp and FDN area from the San Antonio camp and the provincial road network was completed.  Camp facilities including core logging and storage were then upgraded.

Consulting geologist and internationally recognized epithermal and porphyry copper deposit expert, Dr R. H. Sillitoe, reviewed FDN drill core and the overall deposit in two separate visits, the first in July, 2006 and the second in February, 2007.  He subsequently reported on the geology and exploration potential of the FDN deposit.  The reports are available in the News Archives section of Aurelian’s website at http://www.aurelian.ca/news.php?section=archive.

In the first Sillitoe report, FDN is described as an intermediate-sulphidation epithermal deposit containing three mineralization types; lower stockwork and vein zone, overlying zone of intense silicification with abundant iron sulphides, and a massive quartz vein zone in the north.  The drill strategy (moderate to steeply inclined, east directed holes) is considered to be “just about optimal” due to the consistency of the high angle of vein intercepts to the drill core axis.

While conceding that drilling was at a preliminary stage at the time of his first visit, Sillitoe also stated that “Fruta del Norte is a major, high-grade epithermal gold system.”  He recommended further drilling to define the northern and southern extents of the system, to locate possible mineralization displaced by faulting in the west, to infill between the 100-m spaced drill sections and to explore other sites beneath the Suarez Formation in the south with arsenic-antimony soil anomalies.

During his second visit, Sillitoe’s focus was on revising the genetic model; specifically the relationship between the epithermal system, the buried sinter, the epithermal clasts in the Suarez Formation conglomerate and the occurrence of hydrothermal alteration within the conglomerate.  He confirmed and improved the pre-, syn- and post-sediment genetic model that was being developed by site geologists.  In addition a north-south orientated longitudinal section was produced and the possibility of lateral flow in the system proposed.

Consulting geologist and epithermal specialist, Dr. Gregg Morrison, spent three weeks reviewing FDN drill core in April, 2007.  His review focused on textural and mineralogical zoning, resulting in a set of interpretive sections.  The sections and ideas Morrison developed were important in the mineral resource interpretation, specifically the two-upflow-zone model used.

Preliminary metallurgical testwork has been completed on the different mineralized zones and composite samples from FDN.  Results are summarized below in Section 16, Mineral Processing and Metallurgical Testing.

A petrographic study of the different mineralization types at FDN is in progress.  Limited preliminary petrographic data are incorporated in Section 9, Mineralization.

No geophysical surveys (downhole or surface) have been completed since the discovery of mineralization at FDN.  Since the FDN deposit is deeply buried and has limited surface signature, geochemical sampling at ground surface has been minimal.  However, one MMI (mobile metal ion) soil sampling test line was conducted in an east-west orientation across the FDN system on line 9583400N.

Exploration activity to mid-year 2007, when the database for this resource estimate was frozen, concentrated on drilling to both extend and better define the deposit.  The drilling program is described in Section 11 below.

11.0 DRILLING

Drilling in the FDN area totalled 45,051 m in 85 holes to the end of drill hole CP-07-139 when the database was frozen for the estimation of the mineral resource presented herein.  Drilling has targeted the system on 100-m north spaced sections, from 9582700N to 9583900N.  Drill hole spacing on section varies between less than 50 m to 100 m in a down-dip direction.

11.1 DRILLING PROCEDURES

Cored diamond drill holes were originally drilled with 2 man-portable Hydracore wire-line rigs, supplied and staffed by either Paragon del Ecuador of Cuenca or Kluane Drilling of Vancouver, B. C., Canada.  Initially these rigs had been moved, positioned and supplied solely by manpower but since the completion of the road to FDN, drilling has been supported by ATV’s, trucks and bulldozers as well as helicopters.  Four larger bulldozer/excavator supported skid-mounted wire-line rigs, an LY38, 2 Boyle B-37’s and an LF70 have also been operating on site since late 2006 or early 2007.  These are latter four rigs are from drilling companies; Major Drilling International Inc. of Canada, SFP Drilling SAC of Peru and Choque Drilling Espinar S.R.L., also of Peru.

All rigs except Kluane have drilled HQ or HQ3 sized core (63.5 or 61 mm diameter) in the upper part of each drill hole (100 to 400 m) and NQ or NQ2 (47.6 mm or 50.6 mm) from deeper sections.  The Kluane rig produces NTW (NQ thin wall, 56 mm) and BTW (BQ thin wall, 42 mm) size core.  All rigs used are capable of drilling at angles from -45° to vertical, with the man-portables capable of up to 700 m depth, with the large rigs capable of depths over 800 m.  Core recovery consistently exceeds 95% except in fault zones and strongly weathered, near-surface intervals.

Wooden core trays are lined with plastic to prevent the loss of fine material from the core barrel.  Core is placed in the trays by drill staff at the rig.  Initial inspection of the core is usually completed by a company geologist at the rig.  Wooden lids are securely nailed to each tray before transport by mule, men, ATV or pickup to the Peñas camp for detailed inspection, logging and sampling.  See Section 12 for details of the logging and sampling procedures.

11.2 DRILLING RESULT

Drilling results reported in Aurelian press releases are calculated with a 0.5 g/t Au lower cut-off and allow up to 5 m of internal dilution (i.e. up to five continuous metres that do not meet the lower cut-off can be included within the reported interval).  They were also reported with no top cutting of assays.  Calculating intervals with a cut-off of 0.5 g/t Au and allowing some internal dilution has the affect of bulking up the mineralization, which is considered an effective way of conveying the size, geometry and continuity of gold-silver mineralization at FDN as the system represents a broad zone of mineralization.  The intervals of internal dilution also reflect the preliminary mine plan for the FDN deposit, which proposes a bulk underground mining method.  Hence small pockets of low grade material (below cut-off) within the deposit will not be separated from ore during any possible bulk mining, resulting in some internal dilution.

Table 11.1 below summarizes the results for holes CP-06-68 to CP-07-139 (the last hole used in the resource estimate) using a 0.5 g/t Au lower cut and no top cut.  Previous drilling results for holes up to CP-06-67 are discussed in an earlier Technical Report on FDN (Hennessey and Stewart, 2006).  A lower cut-off of 2.3 g/t Au gold equivalent (Au Eq) was used in the reporting of the block model (refer to Mineral Resource and Mineral Reserve Estimates, section 17) and variable assay top cut were used.

Table 11.1
Drill Hole Results for Holes CP-06-68 to CP-07-139
(0.5 g/t Au lower cut and no top cut).

Cross Section	Drill Hole	Collar Azimuth (º)	Collar Dip (º)	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
9582600N	CP-07-99	90.2	-64.7	553.10	588.20	35.10	1.80	0.8
	CP-07-108	90.5	-75.7	No significant intercepts
9582700N	CP-06-98	91.9	-65.1	No significant intercepts
	CP-07-104	90.5	-65.6	423.70	648.50	224.80	2.06	5.8
	CP-07-116A	91.2	-65.4	405.50	553.20	147.70	2.37	6.6
				560.00	649.70	89.70	3.27	12.6
	CP-07-117	94.9	-64.6	358.10	388.88	30.78	1.02	6.2
				397.88	589.44 (EOH)	191.56	1.84	11.9
	CP-07-125	92.4	-64.3	330.60	387.70	57.10	0.90	5.4
9582800N	CP-06-90	88.8	-66.9	385.75	511.00	125.25	1.72	6.0
				546.00	587.20	41.20	1.56	14.3
	CP-06-94	88.3	-59.9	402.20	434.00	31.80	1.66	2.6
				465.03	517.93	52.90	1.45	5.1
				559.86	803.00	243.14	2.30	20.6
	CP-07-109	90.0	-62.8	604.10	656.62	52.52	2.18	1.3
	CP-07-131	88.4	-63.2	377.20	679.74	302.54	1.96	14.1
				686.40	761.16	74.76	2.16	29.8
	CP-07-135	89.5	-56.2	415.11	437.00	21.89	1.22	5.8
				459.00	533.20	74.20	1.24	9.3
9582900N	CP-06-83	90.3	-60.8	379.20	639.65	260.45	6.59	6.6
	CP-06-85	91.5	-59.3	374.40	623.00	248.60	3.09	11.7
				649.80	651.05	1.25	20.50	26.8
	CP-06-87	89.1	-56.4	369.00	454.00	85.00	7.61	11.1
				459.90	663.00	203.10	1.29	9.4
	CP-07-102	89.4	-66.4	523.30	549.55	26.25	3.63	1.9
				555.55	564.50	8.95	2.24	1.7
				573.50	587.60	14.10	2.21	1.2
				594.60	633.25	38.65	1.56	1.1
	CP-07-124	95.5	-61.8	376.00	502.00	126.00	1.72	5.0

Cross Section	Drill Hole	Collar Azimuth (º)	Collar Dip (º)	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
				513.64	538.00	24.36	2.70	6.1
				547.00	557.60	10.60	15.86	6.3
				563.71	611.00	47.29	15.19	12.6
				619.00	625.5 (EOH)	6.50	5.05	59.0
	CP-07-129	81.4	-64.8	369.00	605.50	236.50	2.81	10.2
				638.90	669.75	30.85	2.19	11.1
				677.75	721.28	43.53	0.70	7.5
	CP-07-136	84.5	-56.5	421.00	498.34	77.34	0.90	8.9
9583000N	CP-06-78	91.0	-60.7	345.60	362.15	16.55	4.04	5.9
				391.88	528.40	136.52	1.73	10.3
				548.92	602.58	53.66	1.26	9.5
	CP-06-80	91.1	-53.9	Hole not completed due to technical problems

	CP-06-81	91.2	-67.4	379.60	397.60	18.00	1.11	1.3
				416.60	534.60	118.00	1.56	1.4
	CP-07-118	89.0	-60.3	317.79	403.00	85.21	2.94	5.5
				451.00	557.00	106.00	1.38	7.8
				618.00	646.91	28.91	1.80	8.9
	CP-07-138	90.2	-52.8	No significant intercepts

9583100N	CP-06-74	91.1	-59.4	313.20	485.00	171.80	3.84	4.7
				503.58	526.85	23.27	1.84	7.7
				559.50	560.50	1.00	16.85	14.1
	CP-06-77	87.7	-83.9	No significant intercepts

	CP-07-103A	91.2	-63.1	304.20	493.90	189.70	2.56	7.8
	CP-07-133	85.4	-61.5	555.00	588.00	33.00	0.71	1.4
9583200N	CP-06-89	86.4	-64.9	341.85	513.70	171.85	3.40	6.2
				525.70	542.70	17.00	1.81	5.8
	CP-07-105	90.6	-64.0	219.77	308.76	88.99	6.90	7.9
				324.24	344.18	19.94	3.20	10.2
				351.00	362.73	11.73	1.46	9.8
				372.50	389.48	16.98	4.87	8.1
				446.60	501.40	54.80	2.01	7.7
	CP-07-106	89.7	-64.8	443.00	537.60	94.60	2.19	2.8
				545.60	561.80	16.20	2.33	3.5
	CP-07-126	89.8	-58.5	215.00	373.64	158.64	8.13	11.3
				566.12	568.12	2.00	22.40	19.2
	CP-07-127	90.7	-57.9	No significant intercepts

9583300N	CP-07-101	87.6	-53.3	254.00	518.00	264.00	5.40	8.8
	CP-07-107	271.2	-60.1	265.25	473.54	208.29	6.27	10.6
	CP-07-130	88.2	-53.9	250.00	422.70	172.70	7.71	8.2
9583400N	CP-07-100	89.1	-63.4	214.00	464.00	250.00	35.18	27.1
				486.80	488.58	1.78	35.56	52.1
				496.40	502.40	6.00	4.79	8.4
	CP-07-113	269.0	-59.6	289.00	431.50 (EOH)	142.50	4.70	10.4
	CP-07-128A	100.3	-60.7	425.80	503.80	78.00	2.73	31.8
				551.60	595.40	43.80	0.96	21.3

Cross Section	Drill Hole	Collar Azimuth (º)	Collar Dip (º)	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
	CP-07-132	88.8	-62.7	126.80	261.77 (EOH)	134.97	5.61	8.5
	CP-07-137	91.2	-63.1	123.00	289.55	166.55	16.19	12.5
	CP-07-139	98.2	-50.6	301.80	460.20	158.40	25.21	19.0
9583500N	CP-06-72	88.5	-69.5	302.66	438.00	135.34	9.78	22.8
	CP-07-112	90.5	-51.9	164.30	242.30	78.00	5.26	5.6
	CP-07-115	89.8	-51.9	141.00	169.60	28.60	1.10	5.4
	CP-07-121	76.2	-65.9	No significant intercepts

	CP-07-134	76.1	-59.9	407.55	478.00	70.45	9.15	26.0
9583600N	CP-06-92	87.8	-62.9	316.00	418.49	102.49	4.98	9.9
	CP-07-95	90.8	-59.4	117.34	214.88	97.54	11.92	13.2
				284.50	342.63	58.13	1.31	2.6
	CP-07-96	89.8	-45.7	130.55	170.68	40.13	5.27	8.9
	CP-07-120	270.1	-75.0	150.70	423.50	272.80	5.79	8.0
	CP-06-68	83.0	-70.0	No significant intercepts
9583700N
	CP-07-110	88.9	-59.4	112.35	185.18	72.83	7.63	15.3
				203.84	255.50	51.66	0.86	2.8
	CP-07-111	88.6	-50.0	228.13	239.00	10.87	1.43	4.9
	CP-07-114	269.8	-80.1	144.00	221.70	77.70	6.26	15.3
				244.50	435.35	190.85	6.09	7.5
	CP-07-123	90.6	-49.5	No significant intercepts

9583800N	CP-06-69	89.1	-60.1	168.60	296.00	127.40	1.65	5.1
				301.89	377.47	75.58	2.96	6.7
				386.06	407.80	21.74	2.72	11.3
				421.00	471.60 (EOH)	50.60	3.61	9.3
	CP-06-71	89.9	-62.0	394.00	404.00	10.00	2.71	7.1
				416.00	435.00	19.00	2.06	4.0
				441.00	477.05	36.05	3.65	4.9
	CP-06-73	92.0	-73.2	Not sampled

	CP-06-75	88.1	-46.0	157.32	174.30	16.98	5.39	10.2
	CP-07-119	90.6	-54.8	156.70	239.60	82.90	4.11	7.8
9583900N	CP-06-70	91.4	-61.1	266.90	275.00	8.10	1.69	4.4
	CP-07-122	90.1	-49.7	No significant intercepts
Note: intervals are calculated using a lower cut of 0.5g/t Au and no top cut, they include a maximum of 5 m of internal waste.

Assay results from drill core show a good correlation with epithermal mineralization intensity. There are some rare, usually massive textured, barren or low grade veins in the epithermal system but, on the whole, FDN is a mineralized system for which a visual estimate of grade is usually accurate. Similarly, high grade assays (approximately >25 g/t Au) show a good correlation with visible gold.

It is important to note that although the majority of mineralization is contained within the modeled “mineralized envelope” (refer to Sections 9.3.3 and 9.3.4) and is therefore included in the resource estimate, a few significant intercepts occur outside of this envelope and hence do not contribute to the resource. These tend to be narrow vein style intercepts and usually cannot be correlated between numerous holes or sections and hence could not be modeled with the current drill hole spacing on 100-m spaced sections. Examples of these intervals include 2 m at 22.40 g/t Au and 19.2 g/t Ag from drill hole CP-07-126 on section 3200N; 1.78m at 35.56 g/t Au and 52.1 g/t Ag in CP-07-100 on section 3400N and 3m at 10.76 g/t Au and 11.0 g/t Ag in CP-06-64 on section 3600N.

Gold concentrations are shown as histograms on drill traces on the plan maps (see Figure 9.3) and cross sections (Figure 9.4), which have been published with each drill results press release on Aurelian’s website (http://www.aurelian.ca/news.php). Increasing length of each histogram represents gold assays up to the maximum of 10 g/t Au where the histograms are truncated.

Even though the majority of holes are drilled with an easterly (approximately 90°) azimuth and the dominant dip of the mineralized system is west, no single method or percentage adequately describes the complex relationship between down hole (core) length and the true width of the intersected mineralized zones. Drill hole inclinations vary significantly (from -45° to -84°) and the mineralized zones have variable orientations from moderate to steep westerly to steep easterly orientations. Therefore most holes intersect the zones at an angle and the drill hole intercept widths reported in Table 11.1 are not true widths.

Drill holes CP-07-107 on section 3300N, CP-07-113 (as well as CP-07-63 from previous report) on section 3400N, CP-07-114 on section 3700N and CP-07-120 on section 3600N were all drilled with a westerly (approximately 270°) directed azimuth as scissor holes to help determine the geometry of the deposit. Hence the down hole interval lengths reported for these holes does not bear any resemblance to the true width of the mineralized zone intersected. Holes CP-07-114 and CP-07-120 were drilled almost directly down the dip of the deposit and hence give a reasonable indication of the dip-length of the system on sections 3700N and 3600N.

Along strike, the north end of the system is truncated by an eastward inflection in the West Fault (Figure 9.3). To the south the system is open, but it should be noted that it is interpreted that the East upflow zone will connect with the Bonza-Las Peñas epithermal gold-silver deposit 450 m to the south-southeast (the north end of the Bonza-Las Peñas deposit is at 2200N). For information regarding this deposit refer to the resource estimate descried in a technical report prepared by Micon in January, 2005 (Hennessey and Puritch, 2005).

11.3 SURVEYING

Drill hole collars were located by professional Ecuadorian surveyors using a Total Station survey instrument. The survey grid is based on two survey monuments put in by a Canadian surveyor at Bonza-Las Peñas using a differential GPS in 2004.

The holes were surveyed during drilling, allowing an additional point to be surveyed higher up on the drill rods to give the precise 3D drill hole orientation at the collar. Collar locations for 33 holes (CP-07-49 to 89) were checked using a differential GPS. Although tree cover limited the accuracy, the GPS coordinates were within 5 m of the total station reading for all but 4 holes, with the largest difference being 8 m.

Down-hole surveys were conducted with either a Sperrysun or Tropari single shot survey instruments taking a measurement every 50 m, or a Flexit digital multi-shot survey instrument with a reading every 30 m, down the drill hole. The instrument is placed in a non-magnetic brass tube that projects 3 m beyond the end of the drill string. The tools give the drill hole azimuth (readable to within 1° for Sperrysun or Tropari or to 2 decimal places for the Flexit) and dip (readable to within 1° on the Tropari, 0.5° on the Sperrysun and 2 decimal places on the Flexit). The instruments are regularly checked in a down hole survey instrument check station at the Peñas camp to ensure the correct calibration is maintained (see Section 14.1.11).

The topographic surface (DTM) used in the resource estimate was created from 3,003 points collected during the surveying of the 100-m grid across FDN, drill hole collars, roads and trails and traverses (see Figure 11.1).

Figure 11.1
Surveyed Points Used to Create the DTM over FDN

NORTH
0
150
300
meters
Legend
3003Topo Points
Rivers
Contours
Baseline
Laterals
SA-FDN road
FDN Resource

12.0 SAMPLING METHOD AND APPROACH

Sampling of gold bearing mineralization within the FDN area has been conducted by diamond drilling methods exclusively as the deposit is not exposed at surface. A few grab and channel samples of weakly mineralized Suarez conglomerate were also collected from outcrop and stream-bed float, and contain anomalously high geochemical pathfinder elements. Micon observed all of the sampling equipment and facilities used and most of the sampling procedures described herein.

12.1 CORE BOX PREPARATION

For drilling at FDN three different core sizes have been used; HQ, NQ/NTW and BTW. Three different wooden core tray sizes, each suited to the individual core size, are used. The core trays are constructed locally.

Before use each core box is lined with plastic sheeting in order to prevent the loss of fine material into cracks in the wooden boxes and the possible contamination of other boxes when stacked. This is also done to make the representative sampling of fine material or broken core easier.

Each tray is labelled by the drillers at the rig with the drill-hole number, a box number and an arrow to mark the start of the tray and the down-hole direction. Wooden core blocks, with the metreage in black marker pen, are inserted by the drillers at the end of each core run (usually 3 m or less). These core run intervals are checked and recorded by the geologist during mark up (see Section 12.2).

When filled with core the boxes are sealed with a wooden lid by the drillers and transported to the Peñas camp core logging facility.

12.2 SAMPLE AND CORE BOX MARK UP

Once at camp, the core trays are marked up with the starting and ending metreage, written at the ends of the trays with a marker. An aluminum tag with the hole number, box number and metreage is then stapled to the front of each tray. The core blocks are then covered with an aluminum permi-tag with the depth inscribed and written over in black marker pen for clarity in core tray photographs.

The start and end of each selected sample interval is marked with a red wax pencil mark across the core and sample numbers are written on the edge of the core box channels at the start and end of each sample interval. Intervals denoting the position in the sample tag sequence of field duplicate, blank and analytical standards are also marked on the core box. Different coloured tape was stapled to the boxes to indicate the position and type of duplicate sample. A permanent aluminum tag with the sample number inscribed on them was stapled to the inside of the core box channel at the start of each sample interval.

A cut line was marked on the core as a guide for sawing of half-core samples for assay. The cut line position is marked by fitting the ends of the core together, to align them as they came out of the hole, and using a ruler to draw a line down the core axis with a red wax pencil. This mark up is done after the trays are photographed. Cut line positions are selected by the logging geologist to produce two halves with equal proportions of mineralization. Typically this is done by marking the cut line down the long axis of the ellipses described by the intersection of the veins with the core circumference.

Each tray is digitally photographed before core cutting and sampling (see Figure 12.1 below).

Figure 12.1
Example Core Box Photograph

12.3 CORE LOGGING

Before cutting and sampling the core, the following tables of data are recorded on paper and then entered into the Aurelian Access database system:

Geotechnical Logging

1.	Core box record sheet: Beginning and end from/to intervals for each core box.

2.
For each core run (from and to) a record of the core size, metres of core recovered for the interval, RQD (the total length of pieces of core in the interval that are twice the width of the core divided by the length of the interval, times 100) and hardness (on a scale from 1 to 5, from softest to hardest).

3.	A drilling daily control sheet showing the progress of the rig for each shift.

Geological Logging

1.
Geology Log: Intervals selected by the geologist recording a detailed description of the lithology, texture, alteration, mineral assemblage and intensity and level of oxidation/weathering. Structural measurements (i.e. the angle of structures to the core axis) are also recorded. The cover sheet includes details such as surveyed collar co-ordinates, down-hole survey data, core size depths, drilling dates and sample number series. A graphic log column with a sketch of the geology is also included.

2.
Veining and Mineralization: (Intervals on this form are the same as the sample intervals). Estimates of the percent veining and the percentage of different minerals represented in either vein, breccia or disseminated form, i.e. quartz, carbonates, pyrite etc. (Sometimes completed after sampling.)

3.	Visible Gold Record Sheet: A record of the number, location and nature of visible gold occurrences observed during logging.

4.
Sample Sheet: A record of the sample intervals, sample numbers and duplicate, blank and analytical standard numbers as well as magnetic susceptibility measurements taken on each sample (using a handheld magnetic susceptibility metre pushed against the core).

5.	Bulk Density Measurement Data Sheet: (refer to section 12.6, Bulk Density Determination).

6.	Hole Summary: An abbreviated hole log that summarizes the important features of a drill hole.

A summary drill hole trace at 1:1000 scale is also created on mylar giving the geologist the opportunity to summarize the hole and sketch in structural orientations in a form easily transferred to sections. All logs are scanned and saved on the server along with the core photos and other data from each hole.

12.4 SAMPLE INTERVAL SELECTION

All strongly altered or epithermal-mineralized intervals of core were sampled, with the exception of some intervals within the Suarez Formation once it was established that this material did not contain potentially economic levels of gold. Sampling always began at least 5 samples above the start of mineralization. Sample intervals were selected using the following criteria.

•	Maximum sample length of 2 m in unmineralized lithologies.

•	Maximum sample length of 1 m in mineralized lithologies.

•	Smaller samples may be selected around high grade, visible gold-bearing veins.

•	Minimum sample length of 20 cm.

•	Geological changes in the core such as major mineralization/alteration intensity and lithology changes were used as sample breaks.

•	Core size changes and any zones of core loss were used as sample breaks.

•
Large discrete veins that might possibly be modeled or mined as separate structures were sampled separately. The begin/end marks were placed so that the entire vein ended up in the sample(s) and the vein is not smeared into samples on either side.

12.5 SAMPLING PROCEDURE

All samples were originally cut in half using custom-made, gasoline engine-powered diamond core saws. All were recently changed to electric powered saws. Each saw has sliding trays and customized “core cradles” sized for each core diameter in order to ensure a straight cut down the cut line and to minimize the loss of friable core during cutting.

Areas of very soft rock (e.g. fault gouge), are cut with a machete, using the side of the core channel to ensure a straight cut. Areas of very broken core (pieces <1 cm) were sampled using spoons.

The following standard sampling procedures were employed:

•	The right hand side of the core (looking down the hole) was always sampled.

•	After cutting, half the core was placed in a new plastic sample bag and half was placed back in the core box.

•	Between each sample, the core saw and sampling table areas were washed to ensure no contamination between samples.

•	Field duplicate, blank (Hollín quartz sandstone) and analytical standards were added into the sample sequence as they were being cut.

•
After cutting of samples containing visible gold, a piece of abrasive quartz sandstone was cut to clean the diamond blade. This was done to prevent contamination of the following sample with gold that may have become smeared onto the blade.

•
Sample numbers were written on the outside of the sample bags twice and the tag from the ALS Chemex sample book was placed inside the bag with the half core. The bags were sealed using single-use plastic cable ties.

•	Sample numbers on the bags were checked against the numbers on the core box and the sample book.

•	The core cutting area is within the core logging shed and the logging geologists regularly checked the precision of the core cutting and sampling.

•	The sealed plastic sample bags were placed in large plastic twine (rice) sacks (usually between 8 and 10 samples per sack) and sealed using single-use plastic cable ties.

•	The sacks were weighed and the sack number, sample numbers, sack weight and date written on the outside of the sacks.

Figure 12.2
Core Sampling

12.6 BULK DENSITY DETERMINATION

After the core has been sampled, intervals of solid core, approximately 20 cm in length, were selected for bulk density (as opposed to specific gravity or SG) determination measurements. Locally, the mineralization at FDN has open pore spaces requiring a bulk density rather than SG measurement. Measurements were made from every hole at an interval of approximately 50 m in unmineralized rock and every 20 m in the mineralized system. The procedure used was the Marcey Method, where the sample is dried, weighed, waxed and then weighed in water. The following is abbreviated from the Aurelian bulk density procedure document:

1.
Select the intervals from the drill hole. Measure samples from one drill hole at a time. A sample should be taken every 50 m in unmineralized rock (<0.5 g/t Au) and every 20 m in mineralized rock (>0.5 g/t Au). All rock types should be tested. The intervals need to be solid core, at least 20-cm in length, that won’t disintegrate on drying, waxing or in water.

2.	Cut the half core into a 20-cm length.

3.	Clean the core with a dry cloth.

4.	Record the hole number, the from and to depths and sample number on the core with a permanent marker.

5.	Dry the core for at least 4 hours in the oven on a low temperature.

6.	Calibrate and zero the balance and weigh the dry core. Record the weight in grams to one decimal place. (Gdry).

7.	Wax the core by submerging the core in a dish of molten wax.

8.	Calibrate and zero the balance and weigh the waxed core. Record the weight in grams to one decimal place. (Gwaxed).

9.	Calibrate and zero the balance and weigh the waxed core completely submerged in water underneath the balance. Record the weight in grams to one decimal place. (Gwater).

10.	Record the water temperature in °C.

11.	Place the core back in the core tray.

The data was then entered into the Aurelian Access database which automatically calculated the bulk density by:

Wwax = Gwaxed- Gdry
Wwax in water = Wwax – (Wwax/SGwax)
Volume = Gdry-(Gwater - Wwax in water )
Bulk density = Gdry /Volume

Where Wwax is the weight of the wax in air, Wwax in water is the weight (buoyancy) of the wax in water, Volume is the sample volume. A value of 0.9 g/cm3 was used for the SG of wax (SGwax).

12.7 SAMPLE TRANSPORTATION

Sacks of samples are stored briefly (usually less than 1-week) in the Peñas logging area until a full shipment size has built up. Before November, 2006, when the road was completed, samples were transported from the Las Peñas exploration camp to Aurelian’s logistics camp in San Antonio by canoe. A minimum of two Aurelian employees travelled with each canoe. From there the sample sacks were taken by Aurelian staff in light trucks directly to the ALS Chemex sample preparation facility in Quito. After the Las Peñas-San Antonio road was completed in November, 2006, the samples were trucked directly from the Peñas camp to Quito.

12.8 CONCLUSIONS

It is Micon’s opinion that the sampling was conducted in accordance with industry standards. There are no known drilling, sampling or recovery issues that could affect the accuracy and reliability of results. Micon is not aware of any issues which would lead to material problems with regard to representativeness or biases in the samples.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 SAMPLE PREPARATION

Samples from the FDN drilling program have been assayed by ALS Chemex and Inspectorate Services, each of which maintains sample preparation facilities in Quito. Samples from ALS Chemex have been analysed in its Vancouver, B.C. laboratory or, since January 1, 2007, at Lima, Peru. Inspectorate performs its analyses in Lima, Peru. Both laboratories are ISO 9001 accredited.

The sample preparation protocols used have varied somewhat over the course of the drilling program. The various procedures used are summarized below.

Drilling at FDN commenced with hole CP-06-49. It should be noted though that there were two targets in the FDN area, the IP anomaly and the chalcedonic quartz zone which are parallel and about 200 m apart. Hole CP-06-49 was drilled in the IP target and hole CP-06-50 was drilled in the chalcedonic quartz target. Aurelian generally considers hole CP-06-51 as the “discovery hole” for the FDN deposit as this was the first intercept of potentially economic mineralization.

ALS Chemex Quito - Hole CP-06-49 to CP-06-53 (upper part)

•	Oven dry the sample on steel trays.

•	Crush entire sample to better than 70% passing -2 mm (10 mesh).

•	Riffle split 250 g.

•	Pulverize the 250 g split to better than 85% passing -75 micron (200 mesh).

•	110 g pulps sent (via DHL courier) in kraft bags to Vancouver for analysis.

After hole CP-06-53 the primary laboratory was changed to Inspectorate Services, on the promise of faster sample turnaround time.

Inspectorate Services Quito - Hole CP-06-53 (lower part) to CP-06-56

•	Oven dry the sample on steel trays.

•	Crush entire sample to better than 90% passing -2 mm (10 mesh).

•	Riffle split 1,000 g.

•	Pulverize 1,000 g split to better than 90% passing -100 micron (150 mesh).

•	Clean sand flushes between each pulverization.

•	100 g pulps sent (via TNT courier) in kraft bags to Peru for analysis.

As a result of continued slow assay turnaround times at Inspectorate, ALS Chemex was again selected as the primary laboratory. Due to the amount of visible gold observed in drill core to this point the preparation procedure was changed to include the pulverizing of larger splits after the crushing stage. Quartz flushes were requested between samples.

ALS Chemex Quito - Hole CP-06-57 to Current

•	Oven dry the samples on steel trays.

•	Crush entire sample to better than 70% passing -2 mm (10 mesh).

•	Riffle split 1,000 g.

•	Pulverize 1,000 g split to better than 85% passing -75 micron (200 mesh).

•	Clean pulverizers with quartz flush between samples.

•
110 or 200 g pulps sent (via DHL) in kraft bags to Vancouver for analysis (the pulp weight sent was increased part way through the program to improve assay turnaround time should reassays be required).

Starting with drill hole CP-07-116A, the samples were submitted in groups of 75. The sample numbers for each batch were listed and the laboratory requested to prepare and analyse them in sequence. ALS Chemex, Lima fire assays in sample batches of 84 in size. Inserting 2 blanks, 2 standards and running 5 duplicates per batch. With Aurelian’s 75 samples this makes one batch of 84. The reason for submitting samples as individual batches is to ensure that Aurelian’s samples are accompanied by a sufficient and predictable number of QA/QC samples and are not mixed with those from another company. Previously samples had been submitted on a hole-by-hole basis.

All laboratory preparation facilities used cleaned their crushers and pulverizers between each sample with compressed air guns.

13.2 SAMPLE ANALYSIS

Aurelian analyzed all of its samples for gold. It also used a multi-element geochem package with reassays for some elements which exceeded certain threshold values. As with the sample preparation, the assaying protocols used have varied somewhat over the course of the drilling program. The procedures used are summarized below.

ALS Chemex Vancouver - Hole CP-06-49 to CP-06-53 (upper part)

•
Gold was determined by 30 g fire assay with an inductively-coupled plasma - atomic emission spectroscopy (ICP-AES) finish (method code AU-ICP21, assay range 0.001 to 10 g/t Au). If gold assays greater than 10 g/t were detected then over-limit reassays were completed using a 50 g fire assay with a gravimetric finish (method code AU-GRA22, assay range 0.05 to 1,000 g/t Au).

•
Multi-element analysis was performed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 to 100 ppm). Over-limit reassays were run for silver, zinc lead and copper if Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm. Over-limits were completed using an aqua regia acid digestion and atomic absorption spectroscopy (AAS) finish (silver assay range 1 to 1,500 ppm).

Inspectorate Services Lima - Holes CP-06-53 (lower part) to CP-06-56

•
Gold was determined by 50 g fire assay with an AAS finish (method Au FA/AAS 50g, assay range 0.005 to 5g/t Au). If the gold assay was greater than 5 g/t then over-limit reassays were completed using a 50 g fire assay with a gravimetric finish (assay range 0.01 to 1,000g/t Au)

•	Multi-element analysis was completed using a 32 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method ICP-AES 32, silver assay range 0.2 to 200 ppm).

ALS Chemex Vancouver - Hole CP-06-57 to CP-06-94

•
Gold was determined by 50 g fire assay with an ICP-AES finish (method code AU-ICP22, assay range 0.001 to 10 g/t Au). If gold assays greater than 10 g/t were received then over-limit assays were completed using a 50 g fire assay with a gravimetric finish (method AU-GRA22, assay range 0.05 to 1,000g/t Au).

•
Multi-element analysis was completed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 to 100 ppm). For sample results with Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm over-limit reassays were completed using aqua regia acid digestion and an AAS finish (silver assay range 1 to 1,500 ppm).

At the end of 2006, due to a restructuring of operations, ALS Chemex informed Aurelian that all samples prepared at the Quito sample preparation facility would be analysed at its Lima laboratory. All samples submitted after the January 1, 2007 (starting with CP-07-95) were assayed at the Lima facility.

ALS Chemex Lima - Hole CP-07-95 to CP-07-139

•
Gold was determined by 50 g fire assay with an ICP-AES finish (method code AU-ICP22, assay range 0.001 to 10 g/t Au) for holes CP-07-95, 96 and 100 or an AAS Finish (method code AU-AA24) for holes CP-07-98, 99 and CP-07-101 to CP-07-139. If gold assays greater than 10 g/t were received then over-limit assays were completed using a 50 g fire assay with a gravimetric finish (method AU-GRA22, assay range 0.05 to +1,000g/t Au).

•
Multi-element analysis was completed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 to 100 ppm). For sample results with Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm over-limit reassays were completed using aqua regia acid digestion and an AAS finish (silver assay range 1 to 1,500 ppm).

Check samples were exchanged between the ALS Chemex and Inspectorate Services assay laboratories from all significant intercepts. In addition, umpire laboratory check assays have been conducted at a third laboratory and check assaying using an AAS finish on both gold and silver has been performed. Gold check assays have also been completed using screen metallic fire analysis (see Section 14).

All rejects (including samples prepared by Inspectorate Services) are permanently stored at the ALS Chemex laboratory storage facility in Quito. Pulps are stored for 90 days at ALS Chemex, Vancouver, Lima or Inspectorate Services, Lima.

13.3 SAMPLE SECURITY

Core trays were stored briefly at the drill rig (24 hour a day drilling schedule), before having a wooden lid nailed to the top for transportation to the Peñas exploration camp by Aurelian personnel. The trays have either been carried by Aurelian field workers, mules, on quad bikes or in light pickups.

Once at Peñas the core is checked by geologists and stored in the core shed during the logging and sampling process. As soon as samples have been taken they are sealed in plastic bags and rice sacks using single-use plastic cable ties and stored in a locked shed overnight. The Peñas camp has 24-hour armed security guard patrols (minimum 2 guards per shift, day and night), who monitor any activity in the core shed area. A professional security company has been retained for this purpose (SEVISA from Loja, Ecuador or TERDEL from Zamora, Ecuador).

Until November, 2006 sample transport to the road end was by canoe, with a minimum of 2 Aurelian personnel on each trip. After November, 2006 the exploration camp was accessible by all weather road and the canoes were no longer necessary. Samples were transported to Quito by Aurelian drivers in light trucks where the custody of the samples is handed over to laboratory personnel.

13.4 CONCLUSIONS

It is Micon’s opinion that Aurelian has used industry-standard sample preparation, security and analytical procedures appropriate for the situation at FDN. QA/QC protocols used at FDN are discussed in Section 14, Data Verification, below.

14.0 DATA VERIFICATION

14.1 AURELIAN QA/QC

Aurelian has instituted a series of QA/QC procedures designed to monitor the precision and repeatability of the reported assay results and identify any problems at the laboratory. Micon had previously reviewed the procedures used at the BLP deposit in late 2004. The QA/QC protocols have continued to evolve over time and are continuously being reviewed in order to best optimize the procedures. In addition to the protocols instituted to monitor the analytical program Aurelian has implemented procedures designed to accurately collect other logging and survey data and to validate it when entered into the FDN database.

The analytical QA/QC data presented here include all assay data from the FDN deposit for drill holes CP-06-49 to the end of CP-06-139, a total of 85 drill holes (excluding a number of holes in this series drilled on other targets). The QA/QC samples submitted within the sample stream are summarized in Table 14.1 below.

Table 14.1
Samples Submitted for Holes CP-06-49 to CP-07-139

Sample Type	Number Of Samples	Percent Of Total
Regular Samples	22,942	85.0%
Blanks	1,478	5.5%
Field Duplicates	635	2.3%
Reject Duplicates	651	2.4%
Analytical Standards	1,294	4.8%
Total	27,000	100%

Aurelian’s QA/QC procedures also involved a program of check assaying. This program consisted of the assaying of samples by additional methods and repeated work orders in order to verify original results. The extent of these programs and the number of samples involved are summarized in Table 14.2 below. The checks have been conducted at both ALS Chemex Vancouver and Lima with two external laboratories (Inspectorate in Lima and SGS in Toronto) used as “umpire” laboratories to check between 10 and 30 samples from each significant intercept. Check assays have been conducted either from existing pulps, coarse rejects or rarely, quarter core.

Table 14.2
Repeat and Reassays for Holes CP-06-49 to CP-07-139

Sample Type	Number of Holes	Number of Samples
Screen metallic fire assay repeats	8	825
Samples repeated (Gold)		3,519
Umpire laboratory QA/QC samples	67	923
Total Gold samples		5,267
Samples repeated (Silver)		3,094

In addition, all three laboratories used by Aurelian (ALS Chemex, Inspectorate and SGS) have their own internal QA/QC programs involving the insertion of analytical standards, sample blanks and duplicates, the results of which are supplied to Aurelian for review.

14.1.1 Blanks

Blanks are inserted into the sample stream to test for the satisfactory cleaning of laboratory equipment between samples and to detect if contamination is occurring during their preparation. Aurelian uses a quartz sandstone sourced from an outcrop on the Emperador concession as a blank material. The lack of gold in the blank has been established by repeated assaying over a period of years. The quartz sandstone is considered to be ideal as a blank because, in addition to its low gold content, the abrasive quartz should scour off any gold that could remain behind from previous samples, smeared on to crushing/grinding surfaces.

Approximately 2 kg of blank material is inserted as every 20th sample in the sample stream. Additional blanks are inserted immediately after visible gold observed in drill core samples during logging, as this is where contamination is most likely to occur.

A total of 1,478 blanks have been inserted in the first 85 drill holes at FDN.  Of these, 16 blanks have returned values >0.1 g/t Au and 2 returned values over 1 g/t Au (from holes CP-06-51 and 57).  The maximum value received for a blank is 1.62 g/t Au.  The anomalous assay values are interpreted to have been caused either by contamination at the laboratory or a sample switch.  After drill hole CP-06-58, Aurelian also changed the sample preparation procedure so that quartz flushes (washes) are done between each sample.

To check for potential contamination issues, Aurelian either re-assayed the mineralized intervals from these holes by screen metallic fire analysis or requested ALS Chemex prepare new pulps from the coarse rejects and re-assay by fire assay.  The repeat assays correlate well with the original assays.

14.1.2 Duplicates

Duplicates are inserted into the sample stream in order to test the reproducibility of analytical results.  Aurelian has used two types of duplicate samples, field duplicates and reject duplicates, alternating between the two types.  For initial holes at FDN duplicates were taken (field type) or requested (reject type) every 25 samples.  This was increased to a rate of one in every 20 samples early in the program.

Field Duplicates

For the FDN program field duplicate samples were quarter-core-sampled with two quarter samples from each interval submitted for analysis (the remaining half of the core being retained).  For this resource estimate a total of 635 field duplicates had been submitted for analysis.  When the relatively high grades of some of the samples in the program are considered, the repeatability between regular samples and field duplicate samples is considered acceptable (see Figures 14.1 and 14.2).

Figure 14.1
Field Duplicate Assay Results, Gold

Figure 14.2
Field Duplicate Assay Results, Silver

Reject Duplicates

For reject duplicate sampling Aurelian requests that the laboratory make a second pulp from the remaining coarse reject (reject material from the primary crushing stage) and submit it for analysis.  A sample number in the regular logging/sampling sequence is assigned for the duplicate during core logging, and the sample bag, labelled with two numbers, is sent to the laboratory.

A total of 651 reject duplicate samples had been submitted as of the date of data freezing for this report.  The results are interpreted to show a high degree of reproducibility (see scatter plots in Figures 14.3 and 14.4).  The correlation of field and reject duplicate data indicates that, with the sample preparation protocols in use, the nugget effect is not severe.

Figure 14.3
Reject Duplicate Assay Results, Gold

Figure 14.4
Reject Duplicate Assay Results, Silver

14.1.3 Analytical Standards

Analysis of a properly homogenized, certified Standard Reference Material (SRM) with known gold and/or silver values (also known as an analytical standard) is used to test laboratory precision and accuracy.  Repeated analysis of that same standard reference material will also demonstrate the degree of analytical precision or its drift over time.  Precision testing involves replicate analysis of the certified standard as blind unknowns at a specified sampling frequency.

For the FDN drilling program, standards were inserted every 20th sample in the sample stream.  The standards used are sulphide matrix SRMs with a known gold, or gold and silver, values and were produced by Rocklabs Limited of New Zealand, (Rocklabs).  The standards inserted for most of the program are summarized in Table 14.3 below.

Table 14.3
Aurelian Analytical Standards

SRM No.	Accepted Value
	Au (g/t)	Ag (g/t)
SF12	0.819
SF23	0.831
SF30	0.832
SI15	1.805	19.68
SI25	1.801	33.25
SJ22	2.604
SJ32	2.645
SL34	5.893
SN16	8.367	17.64
SN26	8.543	19.63
SP27	18.10	58.38
SQ28	30.14	11.02

The grade of standard to be inserted into the samples from a hole is selected by the logging geologist based on the expected grade range of the surrounding core samples.  This is done as it is the accuracy within this grade range that is of interest.  A total of 1,294 standards were inserted in the FDN drilling program for holes CP-06-49 to CP-07-139.

The reported value for each individual standard assay is reviewed upon receipt and the data are also analyzed graphically by use of an X-Chart (c.f. Hoskins, 1995).  Both accuracy and precision can be demonstrated on such graphs.  Also known as control charts, these graphs plot repeated measurements of gold or silver values for each standard against time on the x axis.

Superimposed on the individual results of the X-Chart is a horizontal line representing the accepted mean gold content for the SRM, as determined by Rocklabs.  Four other horizontal lines, or “control levels”, representing ± 2 standard deviations (SD) from the mean (known as the upper and lower warning limits, or UWL and LWL) and ± 3 SD (the upper and lower control limits, or UCL and LCL) are also plotted.  The SD measurements come from the assays received in the round robin analytical program which determined the accepted value of the SRM.

In a normally distributed sample population ± 2 SD represents a 95% confidence interval and ± 3 SD corresponds to a 99% confidence interval.  Ideally all SRM assay results will plot between the UWL and LWL scattered about the accepted value.  An individual value plotting between the UWL and UCL, or LWL and LCL is considered acceptable, although two or more in a row are an unacceptable result.  A single value outside the UCL or LCL is also considered unacceptable.

When assays of standards are identified that lie beyond the UCL or LCL, or 2 samples in succession are outside the UWL or LWL, either the entire batch, or 10 samples either side of the samples have been re-assayed.  Additional checks may also include re-assaying some of the samples by screen metallic fire analysis or including the samples in the umpire laboratory QA/QC program (see Section 14.1.4).  In the rare case where all of the samples in a batch are from unmineralized rock and additional standards, blank and duplicate data are all within limits, the batch is not re-run.

When laboratory work orders are repeated and the original results are found to be satisfactory they are left unaltered in the database. If different assay results are obtained then the new result is used in the database. No selective averaging is done.

Figures 14.5 and 14.6 below show example control charts for one of the analytical standards used in the FDN drilling program, (SRM SN26, accepted values of 8.543 g/t Au and 19.630 g/t Ag). In the analysis shown in Figure 14.5 there were 5 gold values beyond warning levels and three above the critical limit. In this instance 121 samples around the 5 standards were re-assayed for gold and silver.

Figure 14.6 shows the results from the same analytical standard for silver. The graph shows a slight high bias in the analyses over the first 40 samples, but no control levels were breached and therefore no work orders were repeated.

Figure 14.5
Example X-chart From FDN (Au Results)

Figure 14.6
Example X-chart From FDN (Ag Results)

Scatter plots of the gold and silver results for the original assay versus check assay for samples breaking the X-Chart limits are shown in Figures 14.7 and 14.8 below.

Figure 14.7
Original vs. Repeat Check Assays for Samples Breaking X-chart Limits, Au

Figure 14.8
Original vs. Repeat Check Assays for Samples Breaking X-chart Limits, Ag

14.1.4 Umpire Laboratory QA/QC

Aurelian selected samples from all of the major mineralized intercepts at the FDN deposit for check assaying at additional laboratories. The umpire laboratories used were Inspectorate Services, Peru and SGS, Toronto. This program was conducted to check both the sample preparation and biases of the assay facilities of the primary laboratories.

The Aurelian protocol for selecting the samples is as follows:

•	Samples from each major mineralized drill hole intercept were sent for umpire laboratory QA/QC analyses.

•	Between 10 and 30 samples were selected from each intercept.

•	To help make the sample population representative, the samples were chosen as runs of samples from areas which show variable grade (typical of the mineralized system), mineralogy and geochemistry.

The following describes in more detail how many samples were selected from each drill hole and which laboratories performed the primary and umpire functions.

Holes CP-06-51 and 52

The original samples from these holes were prepared at ALS Chemex, Quito and assayed at ALS Chemex, Vancouver. A mineralized selection of 30 coarse rejects was sent to Inspectorate Services, Quito for pulp preparation and gold and silver analysis by Inspectorate Services, Lima. Later, additional pulps from CP-06-52 were sent from ALS Chemex, Quito to SGS, Toronto. Samples from CP-06-51 were repeated by the screen metallic fire assay method for gold at ALS Chemex’s Vancouver laboratory.

Holes CP-06-54 to 56

Samples from these holes were originally prepared at Inspectorate Services, Quito and assayed at Inspectorate Services, Lima. The coarse rejects for the samples were sent to ALS Chemex, Quito and 60 samples were re-pulverized. The pulps were sent to both ALS Chemex, Vancouver and SGS, Toronto for gold and silver analysis.

Holes CP-06-57 to 64

For these holes three additional sets of 85 pulps were prepared at ALS Chemex, Quito, with pulps sent to both Inspectorate Services, Peru and SGS, Toronto. The third set of pulps were sent to ALS Chemex in Vancouver and assayed for gold by fire assay with an AAS finish to compare the results against the normal ICP-AES finish.

Holes CP-06-65 to CP-07-139

For holes CP-06-65 to CP-07-139 an additional 796 pulp samples prepared at ALS Chemex, Quito were sent to Inspectorate Services, Lima and SGS, Toronto laboratories for gold and silver analysis.

The results of the umpire laboratory QA/QC program are presented in Figures 14.9 to 14.12 below. Aurelian considers the correlation between the laboratories to be good, with no serious issues identified. Micon agrees with this conclusion particularly when it is considered that the duplicate reassays are sometimes reject duplicates and not pulp duplicates. There is inherently more variability in reject duplicates. Figure 14.13 presents a comparison of gold assay results between the ICP-AES and AAS finish methods.

Figure 14.9
ALS Chemex vs. Inspectorate Services, Au (g/t)

Figure 14.10
ALS Chemex vs. SGS, Au (g/t)

Figure 14.11
ALS Chemex vs. Inspectorate Services, Ag ppm

Figure 14.12
ALS Chemex vs. SGS, Ag ppm

Figure 14.13
Check Assays, ALS Chemex (ICP-AES) versus ALS Chemex (AAS), Au (g/t)

14.1.5 Screen Metallic Fire Assaying Checks

Due to the observed occurrence of significant quantities of visible gold at FDN, Aurelian has also conducted selected screen metallic fire assay check assays. This assay method is considered a superior method in deposits containing significant coarse (nuggety) gold. It can be used to determine the amount of nugget effect present and to compensate for it. Nugget effect results in high variability between one analysis and a repeat analysis and is caused by single large nuggets of gold either making it, or not making it, into the relatively small 30 g or 50 g subsample (aliquot) which is assayed.

For screen metallic fire assaying, typically, a large (usually 1 kg) sample split is pulverized, and then sieved, to collect a coarse fraction containing any large pieces of native metal. The total weight of the coarse fraction and a representative portion of the fine fraction are then assayed. Intermediate results are reported for each fraction and a final assay is determined for the weighted average of the fractions.

At FDN a total of 825 samples have been repeated by the screen metallic fire assay method. The method used involved riffle splitting of 1 kg of coarse reject, followed by pulverizing and dry sieving through a 100 micron screen. The entire coarse fraction was then weighed and fire assayed and duplicate fire assays were completed on the fine fraction. The drill holes these samples were selected from are summarized in Table 14.4 below.

Table 14.4
Holes with Screen Metallic Fire Assay Checks

Number of Screen
Metallic Fire
Drill Hole	Assays
CP-06-51	46
CP-06-57	147
CP-06-66	109
CP-06-72	118
CP-06-85	74
CP-07-95	98
CP-07-100	33
CP-07-139	200
Total	825

As can be seen in Figure 14.14 below, the screen metallic assay results correlate reasonably well with the original 30 g and 50 g fire assays. When the coarse and fine fraction assays are compared (see Figure 14.15) it is apparent that the lower range assays (up to about 10 g/t Au) have a similar proportion of gold reporting to the fine and coarse fractions, indicating little or no coarse gold. Over 10 g/t Au a higher proportion of the gold reports to the coarse fraction, indicating that some coarse gold is responsible for many of the high grade assays.

Figure 14.14
Screen Metallic Check Assays vs. Original Fire Assays

Figure 14.15
Coarse vs. Fine Fraction Assays For Screen Metallic Assays

These results, combined with the good repeatability of the duplicate and repeat samples, indicate that much of the gold in the FDN system is relatively fine (an observation supported by the initial metallurgical testwork) with some coarser gold present in the higher grade samples (refer to Section 16, Metallurgy).

14.1.6 ALS Chemex Laboratory Audits

As part of its own due diligence, Aurelian arranged for Steve Leary, its Exploration Manager, to visit and audit the ALS Chemex preparation laboratory in Quito on April 16, 2005. The procedures and equipment used were checked and the cleaning systems and organization reviewed. Aurelian found the laboratory “to be of a high standard and no cleanliness or contamination issues were identified”.

Steve Leary also visited and audited the ALS Chemex laboratory in Lima in May, 2007. Tim Warman, P.Geo., Aurelian’s VP Corporate Development, visited and audited the ALS Chemex laboratory in Vancouver in November, 2006.

14.1.7 Twin hole

Due to technical difficulties encountered in drilling hole CP-07-132, the hole was lost in mineralization at a depth of 261.77 m. The rig was moved 2 metres north and the hole was re-drilled as CP-07-137, which achieved its target depth. This resulted in a “twin” intercept of 135 m of mineralization.

Figure 14.16 below shows a comparison between the two holes with metre by metre point comparison and a 5-point moving average trace for each hole. The grade correlation is considered to be reasonably good, considering the nature of the mineralized system, until CP-07-137 drilled into a high grade zone at 245 m with 14 out of 16 samples >10 g/t Au, 5 samples >50 g/t Au and one sample assaying 1,135 g/t Au. At the same depth CP-07-132 also drilled into high grade with 11 out of 16 samples >10 g/t Au, but with a maximum of only 34.8 g/t Au.

It should also be noted that the two holes had different core sizes for most of the interval, with hole CP-07-132 changing from NQ to HQ at 153 m and CP-07-137 changing at 253 m.

Figure 14.16
Comparison of Twin Holes CP-07-132 and 137

14.1.8  Scissor Hole

In order to confirm that the currently used drill orientation is optimal and the interpreted geometry (in particular the dip) of the mineralized zone is correct Aurelian has drilled 5 “scissor holes”. These include CP-06-63 and CP-07-113 on section 9583400N, CP-07-107 on section 9583300N, CP-07-114 on section 9583700N and CP-07-120 on section 9583600N. Designed to drill across the normally-used drilling orientation (easterly oriented holes with azimuth 90°) and through the FDN system, the scissor holes were drilled with a westerly azimuth (270°).

The geology and grades seen in the scissor holes correlate well with mineralization intercepted in the easterly orientated holes. The results confirm the geometry of the system and also the multidirectional nature of the veins and breccia zone high up in the system. At depth, however, some the scissor holes on section 9583400N had a greater number of veins sub-parallel to the core axis. The current interpretation of the lower, western part of the system is that it has more sheeted veins that dip west and feed the upper more brecciated zone. It was concluded therefore that in order to optimally intercept veins at a high angle to core axis (the preferred orientation for sampling), at depth the drilling of easterly oriented holes is preferred over westerly oriented holes. Although to help define the geometry of the central part of the system, scissor holes are still being utilized.

14.1.9 Quarter Core Check Samples

Aurelian collected 5 check samples of quarter core from holes CP-06-51 and CP-06-52. The samples were collected and sealed in plastic sample bags, with marked, single-use cable ties. The samples were collected personally by Leary. They were then given independent samples numbers known only to him and personally delivered to the ALS Chemex laboratory in Quito while maintaining full chain-of-custody for them. The results of those assays compared to the original results from the same locations are summarized in Table 14.5 below.

Table 14.5
Aurelian Quarter Core Check Samples

			Original			Check
Hole	From	To	Sample	Original Assay		Sample	Check Assay
Number	(m)	(m)	Number	Au (g/t)	Ag (g/t)	Number	Au (g/t)	Ag (g/t)
CP-06-51	205.7	206.7	158816	6.25	5.7	117580	7.02	5.3
CP-06-51	227.9	228.9	158843	7.94	17.8	117581	6.31	18.8
CP-06-51	331.0	332.0	158961	3.28	7.7	117582	4.29	7.4
CP-06-52	281.9	282.9	159193	8.18	2.6	117583	7.39	2.0
CP-06-52	314.9	315.9	159235	3.78	2.6	117584	3.56	2.2

14.1.10                      Silver by ICP

The primary silver analysis method for the FDN drilling has been a multi-element ICP package (ME-ICP41) which was described in Section 13 above. Over-limit assays above 100 g/t Ag are rerun by AAS and SGS Toronto’s check assays (the umpire laboratory) are completed by the AAS method (with very good correlation - refer to figure 14.11). The ICP package used employs a very small aliquot for analysis, typically about 0.25 g, while a larger aliquot is analyzed by the AAS method.

Micon expressed some concern about the relatively small ICP sample size used and the potential for amplification of the nugget effect. To test for bias a check sampling program was set up with 112 samples being analyzed for silver by ME-ICP41 and also by 50 g fire assay. The results are presented in Figure 14.17 below.

Figure 14.17
Comparison of Silver Analyses by Fire Assay and ICP

The graph shows some noise around the lower limit of detection (below 10 g/t) with a slightly high bias towards the ICP results. There is not considered to be a material problem with the use of low grade ICP silver results. Correlation is also good between ICP results at ALS Chemex and AAS results at SGS Toronto, refer to Figure 14.12.

14.1.11 Data Validation

All data in the FDN database are checked by Aurelian’s database administrator prior to its use or release. These checks include running the database through Gemcom software which has utilities for verifying database integrity, checking for such items as missing entries, crossed from/to intervals and improper coding of lithologies or other descriptive elements.

In addition, all sample intervals and QA/QC data are printed and manually checked by a second geologist who did not enter the original data. Both the data entry geologist and the data checking geologist must sign off on a file cover sheet prior to public release of data. Original assay certificates from the laboratory are also spot checked against assays reported in the spreadsheet format.

Assay data were also checked visually against mineralization in most of the mineralized drill core intervals, particularly in the earlier drilling. This includes both grade correlation with the vein/alteration intensity and the correlation of visible gold with high grade assays. If high grade assays (approximately 50 g/t Au or greater) are received and no visible gold was logged, the core was re-inspected. A very high percentage of these inspections have resulted in the observation of visible gold missed in the original logging.

14.1.12 Down-hole Survey Instrument QA/QC Checks

To check the accuracy of the down-hole surveying instruments, a plastic pipe has been cemented into a permanent orientation on a concrete monument at camp. This pipe replicates a drill hole (Az 90°, dip -60°). The exact orientation of the pipe has been established using a Total Station survey instrument. The three down-hole survey instruments (a Sperrysun camera, a Tropari and the digital Flexit multi-shot camera) used for down-hole surveying are checked at regular intervals on this station to confirm their accuracy.

14.1.13 Collar Survey QA/QC Checks

The Total Station surveys of 33 drill hole collars (CP-07-49 to 89) were checked using a differential GPS. Although tree cover limited the accuracy, the GPS coordinates were within 5 m of the total station reading for all but 4 holes, with the largest difference being 8 m.

14.2 MICON QA/QC

14.2.1 Review of Aurelian QA/QC

Micon has reviewed the QA/QC procedures used by, and the resulting reactions of, Aurelian’s technical staff for the exploration activity at the FDN deposit. This review included an examination of the control charts used for the monitoring of analytical results from duplicate, check and SRM assays as well as the methods by which they were constructed and the source data. No material problems were identified which had not already been addressed by Aurelian.

14.2.2 Review of FDN Core

Micon examined the full length of the mineralized sections of several of the early, and later, drill holes at FDN. The inspection was conducted in order to review the geological model being presented and hopefully to confirm the presence of gold by visual means. Numerous examples of visible gold and suspected electrum (a pale coloured natural gold-silver alloy) were encountered in the holes. No inconsistencies were noted.

The core review was performed along with the detailed drill logs. Numerous sample intervals with reported values of 25 g/t Au or more were specifically examined for visible gold, particularly for those intervals where no visible gold was noted in the log. In all cases some visible gold or electrum was found although at the lower grade ranges (close to 25 g/t) the pieces were small as would be expected.

Despite the obvious visual confirmation of the presence of gold Micon also collected several duplicate quarter core samples and submitted them for analysis to confirm the presence of gold at the quantities claimed by Aurelian. The results of this analysis are set out in Table 14.5 below along with the results reported by Aurelian for the same intervals.

Table 14.6
Micon Check Samples

	Micon Results				Aurelian Results
	Au (ppm)	Ag (ppm)			Au (ppm)	Ag (ppm)
Sample No.	50 g FA	50 g FA	AAS	ME-ICP61	50 g FA	ME-ICP41
A153451	4.59	<5	3	3.9	5.66	4.4
A153452	15.45	80	76	74.1	8.84	59.6
A153453	23.00	15	17	20.1	8.64	7.5

The Micon check sampling program, although very limited in scale, has confirmed the presence of gold in the approximate grade ranges reported by Aurelian. Because Micon’s samples are of the field duplicate type it is not surprising that there is some variance between Micon’s reported results and Aurelian’s.

Micon also ran the silver assays by three different methods as a second check of the silver-by-ICP question discussed in Section 14.1.9 above. No material, consistent bias was detected.

14.2.3 Database Checks

Micon obtained electronic versions of the original assay certificates for the FDN database, in the form of locked PDF files. These records were used to spot check entries into the data base.

In total the database used for the resource estimation contained 21,642 assay records of which 2,199 were checked against original records. This represents somewhat over 10% of the total database. Assays from both inside and outside of the modelled domains (FDN-1 to FDN-4) were checked. No material data entry errors were discovered.

In addition the database was checked for correct entry of detection limit assays (i.e. those reported as <0.005 g/t Au or <0.2 Ag). These results are delivered as text entries and need to be changed to numeric ones. It was decided to use half of the detection limit as the value to be used for these results. Only a few minor errors were discovered, all of which were outside of the modelled domains. These have been corrected.

14.2.4 Other Data Checks

Micon has used the FDN-1 through FDN-4 mineralization domains to separate the database and conduct an analysis of the population statistics. The FDN-5 domain (Muchacho Vein) identified previously in Hennessey and Stewart (2006) has been shown by the infill drilling to be discontinuous and has not been modelled for this resource estimate. It is suspected that further infill drilling will allow for a better understanding of this structure. The analyses of the other 4 domains has shown that they contain one or two lognormally-distributed populations of data with relatively few outlier values.

Figures 14.18a through 14.18d below are example probability plots for the gold assays from FDN-1 through FDN-4. Probability plots are used to recognize the extent of lognormally distributed populations and the point at which they become Poisson distributions (the portion containing the outlier values needing cutting).

A lognormal population plots as a straight line on a probability plot (see red line on graphs). The Poisson distribution is recognized as a jagged portion of the line at the top end of the graph. This portion of the population is the one which is being affected by nugget effect and usually should not be used for resource estimation. Top cutting values for resource estimation are often determined from the highest assay value in the lognormal distribution. In the case of FDN-2 a likely top cut value would be slightly in excess of 100 g/t Au.

If more than one lognormal population is found (i.e. 2 straight lines) it may be possible that two data populations occupy the same area in space or that 2 more subdomains need to be separated. FDN-1 shows strong evidence for this 2-population situation but current data density does not allow for the determination of the need for subdomains or if there are two populations of mineralization overprinted in the same physical space.

In the 4 domains which have been analysed it appears appropriate to cut less than 1% of the gold assays. This is an indication that the sample preparation methods used are doing a reasonably good job of addressing nugget effect.

Figure 14.18a
Example Probability Plot from the FDN-1

Figure 14.18b
Example Probability Plot from the FDN-2

Figure 14.18c
Example Probability Plot from the FDN-3

Figure 14.18d
Example Probability Plot from the FDN-4

14.3 CONCLUSIONS

Micon concludes that Aurelian is conducting an industry-standard QA/QC program in conjunction with its sampling and assaying of FDN core. The program is generating analytical results of suitable quality for use in an NI 43-101-compliant mineral resource estimate. In its last report Micon recommended that more data be collected before a resource estimate is attempted in order for the mineralized domains to be better defined. It is Micon’s opinion that there now exist enough data to estimate a first inferred mineral resource for the deposit.

15.0 ADJACENT PROPERTIES

The Zarza protected forest (El Bosque Protectora) adjoins the La Zarza concession in the west. The location of the Bosque Protectora can be seen in the unshaded (unstaked) area on the western boundary of the La Zarza concession in Figure 4.2.

Panama-based, TSX-V-listed Goldmarca Ltd. optioned the Eccometal-Rio Machinaza concession from a private Ecuadorian owner in mid-2006. This property adjoins the La Zarza concession about 500 m west of the FDN area (south of the Colibri concession on Figures 4.1 and 4.2). Several groups of unknown affiliation have been conducting mechanized alluvial mining of the Zarza and Machinaza Rivers and adjacent terraces on the Eccometal concession since the Condor project commenced in 2003. The amount of gold production is unknown. No bedrock mineralization is known to occur on the Eccometal-Rio Machinaza concession. Grid lines were cut by Goldmarca Ltd. in early September, 2006. Geophysical surveying (IP and magnetometer) of the concession is reported to have been completed more recently.

Vancouver-based, TSX-V-listed Lateegra Gold Corp. optioned the Rio Machinaza concession from the private Ecuadorian owner in mid-2006. The small concession (242 ha) abuts the La Zarza concession to the east of Peñas camp (encapsulated within the Duque concession) and lies directly south of the El Tigre prospect (Leary, 2005c) (see Figure 4.2). It is situated about 4,000 m southeast of the FDN area and is entirely surrounded by Aurelian concessions. Informal alluvial mining in the Rio Machinaza has been conducted intermittently on the property. No bedrock mineralization is currently known to occur on the concession. Previous or current exploration activities on the concession are unknown but believed to be minimal in extent.

The only nearby property of obvious potential significance to the FDN discovery is the Mirador copper-gold porphyry deposit located about 20 km to the north. With a completed feasibility study and measured and indicated resources totalling just under 437 million tonnes grading 0.61% Cu, Vancouver-based, TSX-listed Corriente Resources Inc. is currently conducting post-feasibility engineering and technical studies, permitting and financing for development as a 25,000 tonne per day, open pit mine at Mirador (Sivertz et al., 2006).

The Corriente concessions are bounded to the north and south by Aurelian-owned concessions. The concessions hosting Mirador include another nearby supergene-enriched porphyry copper deposit, Mirador Norte, which is near the concession boundary and may continue northward onto Aurelian property.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

In August, 2006, Aurelian retained Micon to manage a preliminary metallurgical testwork program to be undertaken by SGS Mineral Services (SGS) using samples of FDN mineralization. The first of two phases of metallurgical testwork was completed by SGS at its Lakefield, Ontario laboratory between September and December, 2006. The second phase of testwork was undertaken between February and June, 2007 on a separate composite sample.

The first phase of metallurgical testing included a series of preliminary tests on 5 composite samples representing 5 zones of mineralization identified earlier at FDN. The metallurgical program comprised Bond ball work index determinations, preliminary cyanide leach tests, preliminary gravity separation tests and preliminary flotation tests. This phase of work also included a preliminary mineralogical study of the five composite samples.

The second phase of testing was planned to glean a better understanding of the metallurgical characteristics of the FDN mineralization. This program of work included diagnostic leach tests on the five composite samples from Phase 1 followed by a series of oxidation/cyanide leach tests conducted on a flotation concentrate produced from a single new composite sample of FDN mineralization.

The samples selected for the testwork were intended to be of “average or typical grades” within the deposit and those sections of core with significant visible gold were avoided for the initial rounds of metallurgical testing.

16.1 METALLURGICAL SAMPLES

16.1.1 Phase 1 Composite Samples

Five composite samples representing five zones of mineralization identified at FDN (FDN-1 to FDN-5) were selected for the metallurgical test program by Aurelian from coarse assay rejects stored at the ALS Chemex sample preparation facility in Quito. These composites, totalling approximately 200 kg, were air freighted to Canada and delivered to SGS at the beginning of September, 2006.

It was noted that the composites were considered by Aurelian to be reasonable representations of the typical geology, mineralization, geochemistry and grade of these five zones. The zones are described in Table 16.1 below with the corresponding drill hole information and weighted average composite drill core gold and silver analyses.

Table 16.1
Phase 1 Metallurgical Test Composite Samples

	Hole	From	To	Au	Ag
Zone and Description	Number	(m)	(m)	(g/t)	(g/t)	Kg
FDN-1 Lower manganese stockwork zone	CP-06-56	310	320	9.5	12.2	17.6
	CP-06-56	354	358	6.3	9.0	8.4
	CP-06-58	365	369	4.1	7.7	3.1
	CP-06-58	423	428	6.2	31.6	6.6
	CP-06-62	346	355	7.3	11.4	13.9
	Total			7.6	13.7	49.6
FDN-2 Upper silicified zone (high sulphide - 1a)	CP-06-56	260	272	9.0	5.2	22.1
	CP-06-58	264	273	4.9	7.2	11.8
	CP-06-62	229	239	8.1	6.9	14.9
	Total			7.8	6.2-	48.7
FDN-3 Upper silicified zone (low sulphide - 1b)	CP-06-51	199	223	9.5	7.9	16.4
	Total			9.5	7.9-	16.4
FDN-4 Northern quartz vein zone	CP-06-64	214	224	6.1	6.4	14.0
	CP-06-66	252	262	6.0	7.3	11.6
	CP-06-65	202	209	4.9	6.0	13.8
	CP-06-65	212	217	5.5	8.1	9.6
	Total			5.6	6.8	48.9
FDN-5 Muchacho vein	CP-06-63	329	342	28.4	19.4	14.7
	CP-06-63	344	359	15.0	15.7	7.2
	Total			24.0	18.2	21.9
Phase 1 Metallurgical sample	Total			9.2	9.9	185.6

16.1.2 Head Analyses of Phase 1 Composite Samples

Table 16.2 below provides a summary of the chemical analyses of the five samples. This table includes a comparison of the gold and silver assays from the SGS-received samples and Aurelian drill hole database.

Table 16.2
Phase 1 Composite Sample Chemical Assays

Element /		Composite Sample Identification
Compound	Unit	FDN-1	FDN-2	FDN-3	FDN-4	FDN-5	Average
Au [1]	g/t	7.6	7.8	9.5	5.6	24.0	9.2
Ag [1]	g/t	13.8	6.2	7.9	6.8	18.2	9.9
Au [2]	g/t	6.6	8.6	11.6	5.6	21.2	9.0
Ag [2]	g/t	11.6	6.0	14.1	9.0	15.8	10.2
S(T)%	2.00	3.38	0.12	2.38	1.13	2.19
S2-%	0.35	0.94	0.02	0.68	0.50	1.93
Hg	g/t	1.7	1.2	6.3	1.0	1.3	1.74
C(T)%	0.17	0.02	0.06	0.45	2.01	0.41
C(Total Org)%	< 0.05	< 0.05	< 0.05	< 0.05	< 0.05	<0.05
CO3%	0.89	0.11	0.33	2.25	9.92	2.06
As	g/t	280	520	< 40	560	450	412
Cu	g/t	50	69	30	780	17	242
Fe	g/t	19000	34000	2800	32000	13000	24,211
Mn	g/t	2300	190	190	6100	11000	3,586
Pb	g/t	220	74	630	140	150	188
Sb	g/t	29	59	59	63	23	48
Zn	g/t	870	230	52	420	540	472

[1] Weighted average gold and silver data from drill hole assays.

2. Weighted average gold and silver data as determined by SGS.

16.1.3 Phase 2 Composite Samples

A second metallurgical sample was prepared by Aurelian in February, 2007. Sample selection was based on combining the five main mineral zones in proportions roughly representing the whole deposit (as estimated at the time) in terms of weights and grades of each zone.

The Phase 2 sample is described in Table 16.3 with the corresponding drill hole information and weighted average composite drill core gold and silver analyses.

Table 16.3
Phase 2 Metallurgical Test Composite Samples

	Hole	From	To	Au	Ag
Zone and Description	Number	(m)	(m)	(g/t)	(g/t)	Kg
FDN-1 Lower manganese stockwork zone	CP-06-56	360	363	9.9	21.1	5.3
	CP-06-58	369	373	2.3	5.1	4.4
	CP-06-74	378	379	13.7	5.7	0.8
	CP-06-74	380	384	4.7	3.3	2.4
	Total			6.5	11.4	12.9
FDN-2 Upper silicified zone (high sulphide - 1a)	CP-06-62	220	225	10.0	5.8	7.5
	CP-06-62	226	228	2.7	6.4	2.9
	Total			7.9	6.0	10.4
FDN-3 Upper silicified zone (low sulphide - 1b)	CP-06-57	214	216	21.5	11.5	1.7
	Total			21.5	11.5	1.7
FDN-4 Northern quartz vein zone	CP-06-64	235	241	3.4	5.4	8.9
	CP-06-65	220	225	8.4	8.7	9.6
	Total			6.0	7.1	18.5
FDN-5 Muchacho vein	CP-06-57	347	349	26.0	26.6	1.6
	Total			26.0	26.6	1.6
Phase 2 Metallurgical sample	Total			7.90	8.95	45.12

16.1.4 Head Analyses of Phase 2 Composite Sample

Table 16.4 provides a summary of the multi-element chemical analysis of the combined sample. This table includes a comparison of the gold and silver assays from the SGS-received samples and the Aurelian drill hole database.

Table 16.4
Phase 2 Composite Sample Chemical Assays

		Value	Value
Element / Compound	Unit	(SGS)	(Aurelian)

Au	g/t	7.1	7.9
Ag	g/t	7.6	9.0
S(T)%	1.88	—
S2-%	1.72	—
Hg	g/t	0.9	—
C(T)%	0.39	—
C(Total Org)%	<0.05	—
CO3%	1.98	—
As	g/t	380	—
Cu	g/t	92	—
Fe	g/t	25,000	—
Mn	g/t	4,800	—
Pb	g/t	230	—
Sb	g/t	45	—
Zn	g/t	370	—

16.2 MINERALOGY

16.2.1 Diagnostic Leaching of Phase 1 Composites

Following the Phase 1 metallurgical test program, diagnostic leaching of the five composite samples was undertaken to try to confirm the deportment of the gold within the different mineralized zones occurring at FDN. The diagnostic leaching procedure for gold involves a systematic series of progressively more aggressive leaches, which selectively destroys mineral assemblages, followed by successive cyanidation thereby determining the deportment of gold in the sample. The table and pie chart below (Table 16.5 and Figure 16.1) present the results from the diagnostic leaching tests, which were completed in February, 2007.

Table 16.5
Diagnostic Leaching Test Results

Gold Deportment	FDN-1	FDN-2	FDN-3	FDN-4	FDN-5	Average
Direct Leachable Gold (%)	51.03	36.33	89.39	67.99	78.10	55.98
Locked in Sulphides (%)	46.50	60.72	7.86	29.38	20.70	41.43
Fine Gold in Silicates (%)	1.95	1.31	1.90	2.01	0.77	1.79
Ultra Fine Unrecoverable Gold (%)	0.52	1.64	0.85	0.62	0.43	0.81
Total (%)	100.00	100.00	100.00	100.00	100.00	100.00

Figure 16.1
Weighted Average Diagnostic Leach Test Results

16.2.2 Flotation Concentrate Sulphide Speciation

One concentrate sample, identified as F12 flotation rougher concentrate produced from the Phase 2 composite sample, was submitted to SGS Lakefield for general mineralogical examination of the sulphide phases. The objective of the investigation was to determine the sulphide mineralogy.

A polished section was prepared from the as-received concentrate sample and systematically scanned under the optical microscope to determine the sulphide mineralogy, texture and liberation characteristics.

The flotation concentrate sample was dominantly composed of pyrite (accounting for approximately 90%) with a moderate amount of marcasite, minor amounts of chalcopyrite, galena and sphalerite, and trace amounts of arsenopyrite and pyrrhotite.

The liberation characteristics of pyrite, marcasite and other sulphide minerals in the rougher concentrate sample were studied by manual point counting under optical microscopy (~500 point counting) and the data is presented in Table 16.6. Liberation data indicated that the majority of the sulphide minerals (pyrite, marcasite, and other sulphides) were liberated (~93%). Few composite grains of pyrite-marcasite and binary/ternary locking between pyrite, marcasite and other sulphides were noted. Liberated particles contain only the single phase or mineral, binary particles contain contains a grain locked with another phase or mineral and tertiary particles contain a grain locked with two other phases or minerals.

Table 16.6
Liberation of Sulphides in Rougher Flotation Concentrate Sample

Mode of Association	Sulphide Minerals	Weight%
Liberated	Pyrite	85.1
	Marcasite	6.9
	Other Sulphides[1]	1.2
Locked	Pyrite + Marcasite	5.8
	Pyrite + Marcasite + Other Sulphides*	1.0

1 including chalcopyrite, galena, sphalerite, arsenopyrite & pyrrhotite

16.3 PHASE 1 METALLURGICAL TESTS (SGS 2006)

A series of bench scale scoping metallurgical tests were undertaken by SGS-Lakefield during late in 2006 on each of the five Phase 1 composite samples identified as FDN-1, FDN-2, FDN-3, FDN-4 and FDN-5 (see Table 16.1).

16.3.1 Grinding Tests

Bond ball mill work indices determined on composites FDN-1, FDN-2 and FDN-4, which are the predominant mineral zones at the deposit, ranged between 19 and 22 kilowatt hours per tonne (kWh/t). This suggests that the FDN mineralization is relatively hard.

16.3.2 Gravity Separation Tests

Bench scale gravity separation tests using a laboratory Knelson concentrator were undertaken on ground samples of the five composites. It was noted that significant visible gold occurred within some mineralized areas at FDN and gravity gold recovery was expected to be reasonable, although drill core intervals with visible gold were deliberately excluded from the Phase 1 and Phase 2 metallurgical samples in order not to bias these relatively small composites.

The gold recoveries were approximately 5% for FDN-1 and FDN-2, 15% for FDN-3 and FDN-5 and around 30% for FDN-4. The weighted average gold recovery for the Phase 1 metallurgical sample was approximately 15% into a concentrate assaying about 5 kg/t gold. Given the deliberate exclusion of core intervals containing visible gold from the metallurgical composites, the gold recoveries from this first round of gravity separation tests are likely to be conservative.

16.3.3 Cyanide Leaching Tests

Standard bench scale, bottle roll cyanide leach tests were completed on each composite. These tests were conducted with and without carbon in order to identify any potential preg-robbing characteristics (pregnant solution robbing: the ability of an ore, usually containing natural carbonaceous material, to adsorb and remove dissolved gold from a cyanide solution). Standard cyanide leach tests were also conducted on the gravity separation tailings. Results from these standard leach tests are summarized in Table 16.7. The total Phase 1 composite weighted averages are also included in this table.

Table 16.7
Phase 1 Preliminary Cyanide Leach Test Au and Ag Recoveries

	Std. Leach Test		Carbon Leach Test		Gravity + Leach Test
Composite	Au (%)	Ag (%)	Au (%)	Ag (%)	Au (%)	Ag (%)
FDN-1	49.9	50.9	52.2	54.3	53.5	47.9
FDN-2	39.6	40.2	38.7	35.4	37.9	42.3
FDN-3	88.0	57.4	80.2	54.2	86.4	68.9
FDN-4	61.7	46.4	63.2	53.7	72.5	50.7
FDN-5	77.8	72.1	77.6	71.9	88.4	72.7
Average	53.9	47.7	54.9	50.5	59.2	49.0

16.3.4 Flotation Tests

Bench scale flotation tests were undertaken on both the fresh ground samples of the five Phase 1 composites, and on the gravity tailings. The results from these tests and the calculated weighted average results are tabulated below in Table 16.8. The flotation-of-gravity-tailings results include the gravity recoveries.

Table 16.8
Phase 1 Preliminary Flotation Test Au, Ag and S Recoveries

	Std. Float Test			Float Gravity Tails Test
Composite	Au (%)	Ag (%)	S (%)	Au (%)	Ag (%)	S (%)
FDN-1	82.7	83.5	89.5	85.6	84.2	91.4
FDN-2	73.4	74.8	83.1	81.2	82.6	89.4
FDN-3	69.9	41.2	54.4	63.8	45.3	41.1
FDN-4	78.0	76.8	89.4	88.5	87.7	95.7
FDN-5	81.8	78.0	82.9	84.5	81.5	90.7
Average	78.6	78.0	87.1	85.3	84.3	91.6

The weighted average flotation concentrate gold, silver and sulphur grades were 53 g/t, 69 g/t and 16%, respectively.

Cyanidation tests were also performed on samples of flotation tailings and re-ground flotation concentrate. The results from these tests are summarized in Table 16.9 and Table 16.10 below.

Table 16.9
Phase 1 Preliminary Flotation and Tailings Leach Test Au and Ag Recoveries

	Float Con.		Float Tails Leach		Total Float + Tails Leach
Composite	Au (%)	Ag (%)	Au (%)	Ag (%)	Au (%)	Ag (%)

FDN-1	82.7	83.5	50.1	56.9	91.4	92.9
FDN-2	73.4	74.8	17.5	42.6	78.1	85.5
FDN-3	69.9	41.2	74.2	42.9	92.2	66.4
FDN-4	78.0	76.8	60.1	62.8	91.2	91.4
FDN-5	81.8	78.0	71.8	64.4	94.9	92.2
Average	78.6	78.0	48.0	56.0	88.5	90.2

Table 16.10
Phase 1 Preliminary Flotation Concentrate and Tailings Leach Test Au and Ag Recoveries

	Float Con Leach.		Float Tails Leach		Total C&T Leach
Composite	Au (%)	Ag (%)	Au (%)	Ag (%)	Au (%)	Ag (%)
FDN-1	44.7	59.0	50.1	56.9	53.4	68.3
FDN-2	34.6	44.3	17.5	42.6	39.3	55.0
FDN-3	67.5	37.1	74.2	42.9	89.8	62.3
FDN-4	56.4	53.9	60.1	62.8	69.6	68.5
FDN-5	67.4	62.4	71.8	64.4	80.5	76.6
Average	48.2	53.5	48.0	56.0	58.2	65.6

16.3.5 Discussion of Phase 1 Metallurgical Test Results

It should be noted that the metallurgical tests undertaken in Phase 1 on samples of FDN mineralization were preliminary and no attempt was made to optimize any of the gold extraction unit processes. However, the results of these tests did suggest a path forward with regard to the development of the process flowsheet.

Although the preliminary gravity separation test results suggest relatively low amenability to gravity gold recovery, significant coarse gold has been observed by project geologists on-site in certain zones of mineralization. Given that the samples selected for the testwork were of “average or typical grade” and those with significant visible gold were avoided it is likely that a gravity circuit will have a positive effect on the overall metallurgical performance.

Comparing the standard leach tests with the leach tests with carbon, there was no evidence of preg-robbing.

A comparison of the gold recoveries achieved for each metallurgical option is presented in Figure 16.2 below. The average recoveries are weighted using the estimated proportions of each mineralization type within the FDN preliminary unpublished mineral resources (as determined from preliminary modelling at the time of the testwork).

Figure 16.2
Comparison of Phase 1 Metallurgical Test Results

The best gold recovery option suggested from the Phase 1 program of tests consists of gravity separation, followed by flotation of the gravity tailings and cyanide leaching of the flotation tailings. This process would recover around 90% of the gold, the majority of which would be contained in a sulphide flotation concentrate. The gold-bearing flotation concentrate could either be sold to a smelter or alternatively treated on-site or off-site to produce a gold doré product.

16.4 PHASE 2 METALLURGICAL TESTS (SGS 2007)

The Phase 1 leach testwork results suggest that the average FDN mineralization is moderately refractory. A free milling ore is defined as giving >95% gold recovery under standard atmospheric cyanide leaching conditions. Ores that give 80 to 95% are often termed mildly refractory, ores that give 50 to 80% are defined as moderately refractory and ores that give <50% are considered to be highly refractory.

Moderately and highly refractory ores usually require special treatment such as ultra-fine grinding, pressure oxidation, roasting, bacterial oxidation or some other method. The tests undertaken in Phase 1 indicate that the refractory gold within the mineralization is generally tied up with sulphides. Pressure oxidation and bacterial oxidation are therefore likely to be the preferred pre-treatment alternatives. The Phase 2 metallurgical testwork program was designed to test the amenability of the FDN mineralization to typical refractory ore treatment technologies.

The main purpose of the Phase 2 testwork program was to investigate the metallurgical response of the FDN mineralization to cyanide leaching following oxidation pre-treatment. The pre-treatment processes that were tested on a bulk flotation concentrate prepared from the Phase 2 composite sample included ultra-fine grinding, high pressure oxidation, bacterial oxidation and roasting.

16.4.1 Phase 2 Confirmatory Metallurgical Tests

Following the receipt and preparation of the Phase 2 composite sample at SGS, a series of confirmatory tests were undertaken to make sure that the metallurgical characteristics of this sample were similar to the Phase 1 composites. These tests included bench scale cyanidation and flotation tests.

The bench scale cyanide leach test conducted on the Phase 2 sample, which graded 6.6 g/t Au and 7.5 g/t Ag, resulted in recoveries of 73% and 65% for gold and silver, respectively. The Phase 2 confirmatory flotation test resulted in a flotation concentrate containing 60 g/t Au, 49 g/t Ag and 15% S, with a gold and silver recoveries of 80% and 77%, respectively. This flotation concentrate was used as a feed to the Phase 2 refractory gold processing tests.

The diagnostic leaching results reported in Table 16.5 indicate that approximately 97% of the gold is either free or associated with sulphides. Phase 1 testwork suggested that around 90% of the gold could be recovered by a combination of gravity separation, conventional cyanide leaching and sulphide flotation. These results tend to confirm the diagnostic leaching tests.

A bench scale gravity separation test on the Phase 2 composite sample resulted in gold and silver recoveries of 21% and 8%, respectively, into a concentrate grading around 4.6 kg/t gold and 1.4 kg/t silver. The gravity gold recovery was slightly higher than the weighted average Phase 1 test recovery (15%).

16.4.2 Phase 2 Refractory Ore Tests

Ultra-Fine Grinding

A sample of flotation concentrate was ground to approximately 80% passing 12 microns then subjected to intensive cyanidation. The 48-hour gold and silver cyanide leach recoveries from the concentrate were 79% and 80%, respectively. This compares to the results from the standard cyanide leaching test reported above which gave gold and silver recoveries of 73% and 65%, respectively.

Roasting

A sample of Phase 2 flotation concentrate was roasted for 3 hours at 500°C achieving 99% oxidation of the sulphides present. Conventional cyanide leaching of the roasted product realized gold and silver leach recoveries of 93% and 73%, respectively, a significant improvement compared to the cyanide leaching of the untreated concentrate.

Pressure Oxidation

Two pressure oxidation tests were conducted in a test autoclave on the Phase 2 flotation concentrate. One test was undertaken at a temperature of 225°C and the second at 200°C. Both tests were run for one hour and achieved over 99.5% oxidation of the sulphides. Conventional cyanide leaching of the pressure oxidation neutralized solids recovered almost 99% of the gold and around 24% of the silver.

Gold accounting for both pressure oxidation tests was poor, possibly due to some gold leaching during the pressure oxidation and precipitating onto the equipment, although this was not proven. The silver test recoveries were very low.

Bacterial Oxidation

Following two unsuccessful attempts to react the flotation concentrate sample in a 10%-solids-by-weight slurry with a mixed culture of mesophilic iron and sulphur oxidizing bacteria, a successful reaction was achieved with a slurry density of 5%. The reasons for ‘toxicity’ of the first 2 tests run at 10% solids were not investigated further by SGS.

The culture obtained from the third test was used to inoculate a 5-L reactor tank to undertake a bacterial oxidation test. The test was continued for 14 days in order to ensure a high level of sulphide oxidation, the product was neutralized and leached with cyanide. This test resulted in 88% sulphide oxidation with corresponding gold and silver extractions of 97.5% and 94%, respectively.

16.4.3 Discussion of Phase 2 Metallurgical Test Results

Conventional cyanide leach testwork undertaken on samples of FDN mineralization suggest that the average FDN mineralization is moderately refractory. Mineralogy and metallurgical tests undertaken so far indicate that the refractory portion of the gold is tied up with sulphides, primarily pyrite with minor marcasite. Ultra-fine grinding of a flotation concentrate does not appear to be an attractive alternative as only a small amount of gold is locked in silicates. Fine grinding of flotation concentrate during the Phase 1 testing program gave only minimal improvement in gold and silver recoveries and the Bond work indices suggest relatively high unit power consumption for grinding. Roasting is generally only selected where roasters are already available or the ore is termed double refractory, i.e. a refractory sulphide ore containing preg-robbing carbon. Testing of the FDN mineralization indicates that it is not preg-robbing.

Pre-treatment of sulphide refractory ores can be applied to the ground ore or to a flotation concentrate. In the case of FDN, the average mineralization contains about 2% sulphide sulphur which is typically too low for a pre-oxidation process feed. The sulphide sulphur content of the flotation concentrate produced during preliminary testwork was about 17%, which is an acceptable level for pre-oxidation of the concentrate.

Based on the preliminary testwork conducted so far, the expected gold recoveries would be around 10% to 20% by gravity concentration, 5% to 15% by flotation tailings cyanide leaching and 70% to 80% by the pre-oxidation and cyanide leaching of the flotation concentrate. Micon estimates that a process combining gravity, flotation, flotation tails cyanidation and flotation concentrate pre-oxidation and cyanidation, would result in a total gold recovery from typical FDN mineralization of between 85% and 95%.

Similarly for silver, the metallurgical test results indicate that the expected silver recoveries would be 0 to 8% by gravity concentration, 5% to 15% by flotation tailings cyanide leaching and 30% to 75% by the pre-oxidation cyanide leaching. Micon estimates that a process combining gravity, flotation, flotation tails cyanidation and flotation concentrate pre-oxidation and cyanidation, would result in a total silver recovery from typical FDN mineralization of between 35% and 90%, with bacterial oxidation giving the highest recoveries.

Micon recommends that a more detailed testwork program be undertaken to prove and optimize the best technical and economic process flowsheet for FDN mineralization.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The geological and mineralogical models by Leary et al. described in Sections 7, 8 and 9 of this report have been used to constrain the mineral resource estimate presented herein, after having been reviewed and accepted by Micon. Micon has developed and supervised the estimate of mineral resources for the FDN zone at the Condor project using data and the geological interpretation provided by Aurelian site personnel.

17.1 MINERAL RESOURCE ESTIMATION METHODOLOGY

17.1.1 Database

The drill hole data used for the mineral resource estimation at FDN were provided by Aurelian in the form of a Microsoft Access database within a complete Gemcom project. The project contained 85 diamond drill holes of which 70 were used for resource modeling purposes. The remaining holes were not within the mineralized domains of the FDN zone, the area to be modeled. The database was validated in Gemcom and with a few minor corrections was brought to an error free status. The data in the assay table included analytical results for gold and silver.

Figure 17.1 below shows a plan view of the drill holes in the FDN zone and the constraining domain solids that were used to extract the portion of the assay database to be used for grade interpolation. Figure 17.2 shows a 3D isometric view of the drill hole intersections within the mineralized domain solids (FDN-1 through FDN-4).

Figure 17.1
FDN Drill Hole Locations

Figure 17.2
FDN 3D Isometric View Showing Drill Holes

Topographic surface data from ground based surveying were provided by Aurelian site personnel in the form of a Gemcom three-dimensional surface. Grid coordinates are in the Gauss Kruger UTM system and are expressed in metric units.

17.1.2 Domain Interpretation

A geological domain model was constructed to control grade interpolation (see Section 9). Four mineralized domains were created as follows:

1.	FDN-1,

2.	FDN-2,

3.	FDN-3 and

4.	FDN-4.

The FDN-1 domain occupies 68% of the volume of the FDN deposit commencing in the lower mid north portion and extending to the southern extremity at full section height. The lower portion of the FDN-1 domain has two distinct root like features that dip east and west (the East and West upflow zones, see Section 9) and require separate block model interpolations.

The FDN-2 domain occupies 19% of the volume of the FDN deposit, runs its full strike length and is mostly located in the top third of the deposit on the west side. It was separated from FDN-1 and interpreted mostly from geochemical data.

The FDN-3 domain occupies only 1% of the volume of the FDN deposit in the top of the central area.

The FDN-4 domain occupies 12% of the volume of the FDN deposit mostly on the mid to lower areas of the north end.

Domain boundaries were determined by observations of lithology, mineralization style, structure and geochemical boundaries from visual inspection of drill hole sections and drill logs although the outer edge of the mineralized domains were often influenced by grade boundary interpretation on the eastern side of the deposit (see Section 9). There were 13 drill sections created, spaced at 100-m intervals, from 2700N to 3900N (a strike length of 1,300 m). Figure 17.3 shows a 3D isometric view of the FDN-1 to FDN-4 mineralized domains.

Figure 17.3
FDN Mineralized Domains

The domains were physically created by computer screen, 3D digitizing on drill hole sections in Gemcom. Interpretation was performed with input from Aurelian geological staff and B. Terrence Hennessey of Micon.

On each section, polyline interpretations were digitized from drill hole to drill hole, following the overall trends of mineralization and structures from adjacent sections. The constrained mineralization was separated into the FDN-1 to FDN-4 domains that were established to represent the various styles of mineralization in the deposit and to prevent mixing of data and grade from one domain into the other. The polylines from each section and domain were wireframed in Gemcom into 3D solids. The resulting domains were used for rock coding, geostatistical and grade and density interpolation purposes.

17.1.3 Rock Type Determination

The rock types used for the resource model were coded from the mineralized domain solids. The list of rock codes used is set out in Table 17.1.

Table 17.1
Block Model Rock Codes

Rock Code	Description
0	Air
10	FDN-1 West Sub Domain
15	FDN-1 East Sub Domain
20	FDN-2 Domain
30	FDN-3 Domain
40	FDN-4 Domain
99	Waste

17.1.4 Grade Capping

Grade capping (top cutting) was investigated on the raw gold and silver assay values for the FDN-2, FDN-3 and FDN-4 domains in the database to ensure that the possible influence of erratic high values did not bias the database or grade estimate. The FDN-1 domain was capped at the composite stage due to the numerous, sometimes contiguous, high grade gold and silver assays in that domain. The zones of higher grade did however, exhibit good down hole continuity and frequently hole to hole continuity.

The FDN-1 domain contains the highest grades and most visible gold occurrences in the deposit. Initial core logging attempted to sample the individual veins with significant visible gold separately in the hope that these could be modelled separately. This frequently resulted in shorter samples than the standard 1-m interval. Short samples will tend to bias the grades from these veins even higher as the samples do not contain the same internal dilution that the majority of 1-m samples contain (75% of the database is 1-m samples). This in turn results in a high coefficient of variation within the data set with a significant amount of the metal contained in a few assays. Determining the top cut on the raw data for FDN-1 can result in an excessive amount of metal being removed from the estimate. A significant number of the high grade assays in the FDN-1 domain were much shorter than 1 m and the coefficient of variation (CoV) for the data set was higher than all others. Therefore it was decided to perform the top cut analysis using the 2-m composites. Use of the 2-m composites smoothes the data somewhat and reduce the variable biases caused by varying sample lengths. Similar problems were not noted in the other domains.

Assay extraction files were created from the constrained raw assay data for gold and silver values in the FDN-2, FDN-3 and FDN-4 domains. The assay extraction files for the FDN-1 domain were extracted from the composite table. From the extraction files for all domains, normal histograms, log histograms and probability plots were generated. In addition, sample means, standard deviations and CoVs were calculated. The graphs and statistics can be seen in Appendices 1 through 4 of this report.

The statistics and graphs were analyzed for consistent lognormally distributed populations and the point at which those populations broke down. Lognormal populations form straight lines on probability plots and the point at which data can be considered as being outliers can usually be readily determined from them.

The graphs show lognormal distribution for gold and silver, although the CoV for gold assays in FDN-1 is very high. Compositing to 2-m sample lengths significantly reduced the CoV for that domain (9.75 to 6.45). Application of the top cut further reduced the CoV to 4.10. Never-the-less such a CoV is still high and indicates a highly skewed lognormally distributed population. Although current data density does not allow for it, in future Aurelian should consider one of two courses of action to deal with the situation:

1.	define much more tightly constrained mineral domains within FDN-1 which can separate the very high grade veins or, if this is not practical,

2.	use multiple indicator kriging (MIK) for grade interpolation. MIK is designed to deal with highly skewed populations.

Top cuts were selected by examining the histograms and probability plots for the grade at which outliers begin to occur. These are generally identified by breaks in slope of the probability plots or gaps in the bins of histograms. Relatively few assays were cut. The resulting capping values used are listed in Table 17.2.

Table 17.2
Grade Capping Values

Domain	Au Cap (g/t)	Assays Capped	Ag Cap (g/t)	Assays Capped
FDN-1 Domain [1]	235	10	156	18
FDN-2 Domain	105	8	97	9
FDN-3 Domain	80	2	No Cap	0
FDN-4 Domain	52	7	57	9

[1] Capped on composites

Use of the 235 g/t Au top cut in FDN-1 resulted in about 15% of the metal being cut from that domain when compared to the raw 2-m composites (based on a simple analysis of the length weighted average of all assays in the domain). If a 235 g/t top cut had been applied to the raw assays in FDN-1 over 20% of the metal would have been cut.

17.1.5 Composites

Length-weighted assay composites were generated for each of the 70 drill holes that fell within the constraints of the domains mentioned in Table 17.1. Gold and silver values were calculated for each composite over a length of 2.0 m. Calculation of the composites started at the first point of intersection between drill hole and hanging wall of the 3D domain constraints and was halted upon exit from the footwall of the constraint. Un-assayed intervals were treated as nulls (not zeroes) and were not utilized in the composite calculation. Any composites calculated that were less than 0.8 m in length, were added to the previous composite so as not to discard any assay values or provide a short sample bias. The composite data were transferred to Gemcom extraction files as X, Y, Z, Au and Ag files for use in grade interpolation.

17.1.6 Variography

Variography was carried out on the gold and silver data from the constrained extraction files after compositing of the assays. Semivariograms (hereafter referred to as variograms) were constructed for all domains. Insufficient sample pair data prevented the modeling of meaningful variograms for the FDN-3 domain. Additionally, no meaningful variograms could be modelled in the along-strike direction in any of the domains. The current 100-m section spacing was insufficient for this. However, good down-dip and across-strike variograms were developed for FDN-1, -2 and -4.

The resulting variogram models are attached in Appendices 5 through 8. As described in Section 9 above, FDN-1 was subdivided into the east and west upflow subdomains, in which variography was performed separately. The variograms for FDN-3 are also provided even though they were not modelled.

Despite the lack of good along-strike variograms it was felt that, as a result of the continuity of mineralization from section to section, the lack of any holes in the deposit which missed mineralization and the good search ellipsoid ranges established by the variography in the other directions, the available data were sufficient to code all of the constrained mineralization grade blocks as inferred mineral resources.

Search ellipse dimensions for grade interpolation were strongly influenced by the variograms, however, a modification was made to limit the across-strike search ellipses in order that grades on the hanging wall would have a limited influence on the foot wall model blocks and vice versa. The fact that all domains exhibited weak or no discernable variograms along strike, underscores the need for infill drilling on at least 50-m intervals as an initial program for classification enhancement to a higher confidence category.

With no along-strike variography available grade interpolation was performed by the Inverse Distance Squared (ID2) method. The ranges used are set out in Tables 17.3 to 17.5 below. Inferred resources were interpolated in 3 successive passes (Inferred 1, 2 and 3) in order to fill the model. Blocks not filled after each pass were interpolated in the subsequent ones, however, those already filled were not written over. After each pass, the search ellipse or sample minimum criteria were relaxed. All domains were interpolated separately in order to prevent use of data outside of each domain.

Table 17.3
Inferred 1, ID2 Block Model Interpolation Parameters

Profile	Dip Direction ( º )	Strike ( º )	Dip ( º )	Strike Range (m)	Dip Range (m)	Across Dip Range (m)	Max No. Samples Per Hole	Min No. of Samples	Max No. Of Samples
FDN-1 West Domain	270	0	-55	120	25	11	3	3	25
FDN-1 East Domain	90	0	-65	120	12	12	3	3	25
FDN-2 Domain	270	0	-75	120	40	40	3	3	25
FDN-3 Domain	270	0	-75	120	25	20	3	3	25
FDN-4 Domain	270	0	-75	120	25	20	3	3	25

Table 17.4
Inferred 2, ID2 Block Model Interpolation Parameters

Profile	Dip Direction ( º )	Strike ( º )	Dip ( º )	Strike Range (m)	Dip Range (m)	Across Dip Range (m)	Max No. Samples Per Hole	Min No. Of Samples	Max No. Of Samples
FDN-1 West Domain	270	0	-55	240	50	22	3	3	25
FDN-1 East Domain	90	0	-65	240	24	24	3	3	25
FDN-2 Domain	270	0	-75	240	80	80	3	3	25
FDN-3 Domain	270	0	-75	240	50	40	3	3	25
FDN-4 Domain	270	0	-75	240	50	40	3	3	25

Table 17.5
Inferred 3, ID2 Block Model Interpolation Parameters

Profile	Dip Direction ( º )	Strike ( º )	Dip ( º )	Strike Range (m)	Dip Range (m)	Across Dip Range (m)	Max No. Samples Per Hole	Min No. Of Samples	Max No. Of Samples
FDN-1 West Domain	270	0	-55	360	75	33	3	3	25
FDN-1 East Domain	90	0	-65	360	36	36	3	3	25
FDN-2 Domain	270	0	-75	360	120	120	3	3	25
FDN-3 Domain	270	0	-75	360	75	80	3	3	25
FDN-4 Domain	270	0	-75	360	75	80	3	3	25

The search ellipsoid ranges used for the inferred resource grade interpolation, as established by the variography and the assumptions made, were sufficient to code 100% of the blocks included in the domain constraints.  Of these, 84% of these blocks were filled by the first search ellipse pass, 14% on the second and 2% on the third.

17.1.7 Bulk Density

The bulk density used for the resource model at FDN was taken from measurements undertaken recently by Aurelian geological personnel on 590 samples.  A bulk density block model was created from this data utilizing the same search parameters as the gold ID2 pass 3 interpolation.

17.1.8 Block Modeling

A block model framework was created with 5,700,000 blocks that were 4.0 m in the X (east-west) direction, 25.0 m in the Y (north-south) direction and 10.0 m in the Z (vertical) direction.  There were 500 columns (X), 120 rows (Y) and 95 levels (Z).  The model was not rotated.  The coordinates for the block model are in Gauss Kruger projection UTM units.

A percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside each constraining domain.  As a result, the domain boundaries were properly represented by the percent model’s ability to measure infinitely variable inclusion percentages within a particular domain.

The gold and silver composite values were extracted from the Microsoft Access database composite tables into separate files for the various domains.

The ID2 interpolation method was used for all domain grade interpolation.  Three interpolation passes were used to determine the Inferred 1, 2 and 3 classifications.  The interpolation parameters utilized varied for gold and silver in each domain as described above.  The Inferred 1, 2 and 3 results were summed for reporting purposes.  Contained ounces of gold and silver were calculated for the estimate.

17.2 RESOURCE CLASSIFICATION

For the purposes of this resource estimate, confidence category classification was derived from the Inferred search ranges and parameters of the ID2 interpolations.  All grade blocks were classified as inferred.  All of the grade blocks inside the constraining domains were coded as shown in Table 17.6 below.

Table 17.6
Grade Block Coding

Domain	Number	Percent
FDN-1 Domain	11,439	52.6
FDN-2 Domain	5,779	26.6
FDN-3 Domain	357	1.6
FDN-4 Domain	4,166	19.2
Total Blocks	21,741	100.0

17.3 MINERAL RESOURCES

The mineral resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005

Under the CIM definitions, a mineral resource must be potentially economic in that it must be “in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction”.  Micon has used a cut-off grade of 2.3 g/t Au Equivalent (Au Eq, conversion of silver values to gold, where 1g/t of gold is equivalent to 61.9 g/t of silver, and adding them to the gold grade) for the reporting of the mineral resources at the FDN Project.  This cut-off grade was based upon a simple review of the deposit geometry and the assumption that underground bulk mining and conventional processing would be employed to exploit the resource.  A 2.3 g/t Au Eq cut-off would represent approximately US$37 per tonne cost ($24/t mining and back filling + $11.50/t processing + $1.50/t general and administrative, G&A) contained gold content (at a price of US$550/oz) and, at reasonable process recoveries, should render enough cash flow to approximately cover the cash costs of production.  The metallurgical and mining cost assumptions used herein are taken from preliminary metallurgical testwork (see Section 16).  They need to be confirmed but are considered reasonable for the reporting of a mineral resource.

The block model was reported using the 2.3 g/t Au Eq cut-off inside a manually digitized preliminary stoping outline to produce the mineral resources as set out in Table 17.7 below.  The outlines were digitized around each row of blocks in the model, on 25-m section spacing.  All blocks, no matter what their grade, were reported within this 2.3 g/t Au Eq shell so the model contains some internal dilution.

Table 17.7
FDN Deposit Inferred Mineral Resources

Zone	Tonnes	Au Grade (g/t)	Ag Grade (g/t)	Au Eq (3) Grade (g/t)	Au Contained Ounces	Ag Contained Ounces	Au Eq Contained Ounces
FDN-1	31,600,000	7.43	13.7	7.65	7,548,600	13,918,700	7,773,500
FDN-2	15,500,000	7.31	10.6	7.48	3,642,800	5,282,400	3,728,100
FDN-3	1,000,000	12.36	9.9	12.53	397,400	318,300	403,000
FDN-4	10,800,000	6.05	8.2	6.18	2,100,700	2,847,300	2,147,000
Total	58,900,000	7.23	11.8	7.42	13,689,500	22,366,700	14,051,600

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3) Gold equivalent ounces were calculated on the basis of US$550/oz Au, US$10/oz Ag, 90% gold recovery, 80% silver recovery which combine for an Au Eq ratio of 61.9 g Ag = 1 g Au.

(4) The 2.3 g/t Au equivalent cut-off grade utilized to report the resource was derived from a mining cost of US$24/t, process cost of US$11.50/t and a G&A cost of US$1.50/t which combine for an overall site cost of US$37/t.

The resource block model was also queried to illustrate the cross sectional resource distribution as seen below in Table 17.8.

Table 17.8
FDN Inferred Mineral Resources by Cross Section

Section	Tonnes	Au (g/t)	Ag (g/t)	Au Eq (g/t)	Au (oz)	Ag (oz)	Au Eq (oz)
3900N	449,612	6.16	11.1	6.34	88,987	160,322	91,588
3800N	2,245,570	5.56	9.0	5.71	401,674	650,312	412,286
3700N	4,950,501	6.05	9.0	6.20	963,448	1,430,019	986,691
3600N	5,150,753	6.02	9.2	6.17	996,970	1,524,699	1,021,814
3500N	5,871,205	7.78	12.6	7.98	1,468,103	2,382,015	1,506,799
3400N	7,541,096	13.30	17.6	13.58	3,224,244	4,275,975	3,292,009
3300N	7,176,333	9.02	11.7	9.21	2,080,911	2,706,467	2,125,007
3200N	5,351,123	5.64	8.2	5.78	970,901	1,404,119	993,790
3100N	3,823,514	4.57	6.5	4.68	562,195	799,181	575,108
3000N	2,974,969	4.80	8.0	4.93	459,557	761,817	471,990
2900N	3,315,457	7.54	13.2	7.76	804,054	1,411,168	827,073
2800N	3,926,073	6.34	17.9	6.63	800,456	2,259,298	837,271
2700N	5,619,008	4.36	13.2	4.58	788,365	2,389,482	827,157
2600N	535,746	4.62	12.3	4.82	79,616	211,817	83,057
Total	58,930,959	7.23	11.8	7.42	13,689,482	22,366,691	14,051,639

All the model blocks were coded as inferred resources with the geological domain model showing good continuity from hole to hole and section to section.  Section and plan views of the block model, showing gold equivalent grades, the zone domain boundaries (FDN-1 to -4) and the 2.3 g/t Au Eq cut-off preliminary stoping outlines for resource reporting are provided in Appendices 9 and 10 respectively.

In order to investigate the sensitivity of the mineral resource estimate to cut-off grade, the global block model, within the constraining geologic domains, was reported at several other Au Eq cut-off grades.  The results of that analysis are set out in Table 17.9 below.

Table 17.9
Mineral Resource, Sensitivity Analysis to Au Eq Cut-off Grade

Cut-Off, (Au Eq g/t)	Tonnes	Au (g/t)	Ag (g/t)	Au Eq (g/t)
10.0	11,023,372	20.756	22.059	21.112
5.0	27,298,614	12.512	15.725	12.766
4.5	30,225,144	11.744	15.253	11.990
4.0	33,775,766	10.940	14.617	11.176
3.5	38,262,364	10.077	14.029	10.304
3.0	44,290,209	9.127	13.368	9.343
2.9	45,681,049	8.934	13.213	9.148
2.8	47,168,867	8.738	13.087	8.949
2.7	48,615,767	8.555	12.962	8.765
2.6	50,518,792	8.328	12.808	8.534
2.5	52,689,068	8.083	12.664	8.288
2.4	54,683,348	7.873	12.503	8.075
2.3	56,741,574	7.667	12.358	7.867
2.2	58,995,757	7.455	12.201	7.652
2.1	61,441,254	7.239	12.021	7.433
2.0	64,142,114	7.014	11.902	7.207
1.5	82,956,971	5.786	11.018	5.965
1.0	106,922,845	4.743	10.098	4.907
0.5	130,912,471	3.998	9.211	4.146

The mineral resources at FDN are a relatively recent discovery.  Micon is unaware of any attempt to ever permit a mine at the site.  Micon is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which would adversely affect the mineral resources estimated herein.  Aurelian has commenced work to study some of these issues.

17.4 CONFIRMATION OF ESTIMATION

As a test of the reasonableness of the estimate the block model was queried at a 0.01 g/t Au Eq cut-off and all blocks were summed and their grades weight averaged.  This average is the average grade of all blocks within the four domains.  The values of the interpolated grades for the block model were compared to the length-weighted capped average grades of all assays and composites within the domains.  The results are presented in Table 17.10 below.

Table 17.10
Comparison of Capped Assays and Composites to Total Block Model Grade

Category	Au(g/t)	Ag(g/t)
Capped Assays	4.98	9.52
Composites	4.81	9.54
Block Model	3.66	8.83

The comparison above shows the average grade of all the blocks in the domains to be considerably lower than the weighted average assays and composites of all samples used for grade estimation.  This result is somewhat expected after interpolating higher grades in areas of denser data distribution as opposed to interpolating lower grades in areas of somewhat more sparse data distribution.  This effect of inequitable data distribution or clustering can lead to much lower block grades than weighted average assay grades for the same constrained volume.  The block model grade will invariably be the more representative of the two.  While certain higher grade, more complex sections have been more tightly drilled than others the data density on each section and the section spacing are relatively even.  The conclusion from this observed phenomenon is that additional definition drilling is required to provide a more even and tightly spaced distribution of data throughout the domains.

In addition to the test above, a volumetric comparison was performed with the block volume of the model against the geometric calculated volume of the domain solids.

Table 17.11
Comparison of Block and Domain Solid Volumes

Block Model Volume	22,255,971 m3
Geometric Domain Volume	22,380,193 m3
Difference	0.6%

17.5 RESPONSIBILITY FOR ESTIMATION

The mineral resource presented in this report was prepared by Eugene Puritch, P.Eng., of P&E Mining Consultants Inc. under the overall direction and responsibility of B. Terrence Hennessey, P.Geo., of Micon.

18.0 OTHER RELEVANT DATA AND INFORMATION

All relevant data and information in regard to the exploration activities on the FDN deposit at Aurelian’s Condor project are included in other sections of this report.

19.0 INTERPRETATION AND CONCLUSIONS

19.1 INTERPRETATION

Drilling to date at FDN has clearly outlined a significant precious metal discovery.  Aurelian is well under way with their program of surface diamond drilling to define and extend FDN, a blind, intermediate sulphidation, epithermal gold-silver deposit.  The FDN deposit occurs beneath up to 400 m of conglomerate and other epiclastic rocks of the Suarez and Hollín Formations near the northern end of the Suarez pull-apart basin (Leary, 2005a) in the Cordillera del Condor of Ecuador.

The large, complex body of epithermal mineralization is centred about 1.5 km north-northwest of the Bonza-Las Peñas (BLP) deposit between two subparallel strands of the north-striking Peñas Fault zone.  The Fruta Andesite locally overlies the Suarez Formation indicating andesitic volcanism before and after basin formation.  The underlying Misahuallí Member Andesite, the Suarez Formation and overlying Fruta Andesite are interpreted to be Jurassic in age.  The youngest stratigraphic unit in the area is the post-mineralization Cretaceous Hollín Formation, a tongue of which covers surface exposure of the Suarez Formation and the Peñas Fault zone, separating the currently known extents of FDN from the BLP deposit to the south.

The gold-silver mineralization at FDN is associated with veins, stockworks and disseminations, mainly in moderately to intensely silicified Misahuallí Andesite.  Silicification and gold-silver mineralization are well developed at and below the basal contact of the Suarez Formation, and to the immediate east of the West Fault.  Silicification in the Suarez Formation is strong at the base of the sequence and locally in, and adjacent to, the West Fault, but the bulk of the gold-silver mineralization occurs below the conglomerate.

The geology and mineralization at FDN is more thoroughly discussed in Hennessey and Stewart (2006) available on SEDAR (www.sedar.com) under Aurelian’s filings.  Additional observations resulting from newer drilling are made in Sections 7, 8 and 9 of this report.

Silicification, sericite-illite-chlorite alteration and iron sulphide impregnations in the Suarez Formation demonstrate hydrothermal activity continued during and after its deposition in the basin.  However, clasts of epithermal quartz and altered andesite in Suarez conglomerate indicate the erosion of epithermal mineralization into the basin.  The interpreted burial of sinter at the Misahuallí volcanic paleosurface also suggests that hydrothermal activity occurred before conglomerate deposition.  The relationships collectively suggest the FDN hydrothermal system both precedes and postdates initial deposition of the Suarez Formation.  Burial of the deposit means that it is still largely intact with little erosion of mineralization.

Four contiguous and overlapping mineral zones (FDN-1 through FDN-4) have herein been interpreted within the overall mineralized envelope over a strike distance of 1,300 m.  They comprise a large volume of the currently known gold-silver mineralization.

Within these, multiple hydrothermal episodes are demonstrated by crosscutting relationships between different generations of texturally and mineralogically distinct bands in laminated veins, stockworks and breccia cements (see Section 9).  The large volume of the altered and mineralized rocks, the intensity of silicification and complex crosscutting relationships indicate a robust and protracted hydrothermal history at FDN.

The variable style, mineralogy and geochemical signature of the geometrically discrete zones imply either multiple episodes of gold-silver mineralization or the sequential but contemporaneous evolution of a single well developed hydrothermal system (Sillitoe, 2006).

19.2 CONCLUSIONS

19.2.1 The FDN Deposit

The exploration model for epithermal mineralization buried under the Suarez Formation at FDN and within the strike continuation of the Peñas Fault zone has been validated by the discovery of the large volume of gold-silver mineralization and epithermal alteration beneath up to 400 m of locally silicified Suarez Formation cover.

Extensive drilling completed since the last Technical Report at FDN (Hennessey and Stewart, 2006) has demonstrated continuity of mineralization within the known deposit to a level which will allow the estimation of an initial inferred mineral resource.  No drill holes within the current mineralized domains failed to find mineralization and most high grade assays are supported by adjacent good assays within the hole and/or well-mineralized nearby holes on each section.  The current drilling at the time of the preparation of this mineral resource was on 100-m spaced sections and with tighter spacing on section.

The deposit has been faulted off on its northern end but remains open to the south.  Further drilling remains to be done in order to ultimately define the limits of gold-silver mineralization and to upgrade the mineral resources to a higher confidence level.  However, the FDN deposit clearly represents an important precious metals discovery of significant grade and dimensions.

The FDN discovery also indicates that there is good potential to find other sites of buried mineralization under the Suarez Formation.  Syn-volcanic arc cover sequences elsewhere in the Jurassic arc terrane of southeastern Ecuador are therefore also prospective for buried epithermal mineralization.

19.2.2 QA/QC

Micon helped set up the quality assurance/quality control (QA/QC) system for the assaying completed at FDN and has reviewed the results of the work since the early days after the discovery.

It is Micon’s conclusion that Aurelian is conducting an industry-standard QA/QC program in conjunction with its sampling and assaying of FDN core.  The program is generating analytical results of suitable quality for use in an NI 43-101-compliant mineral resource estimate.  In a previous report (Hennessey and Stewart, 2006) Micon recommended that more data be collected before a mineral resource estimate is attempted as the mineralized domains needed to be better defined and more densely sampled.  It is Micon conclusion that a sufficient amount of data have now been collected to estimate an initial inferred resource.

19.2.3 Mineral Resources

Micon has taken the data and interpretation generated by Aurelian and, after checking and confirming it, has estimated an inferred resource for the four mineral domains FDN-1 through FDN-4.  That estimate is summarized in Table 19.1 below.

Table 19.1
FDN Deposit Inferred Mineral Resources

	Au	Ag	Au Eq (3)	Au	Ag	Au Eq
	Tonnes	Grade	Grade	Grade	Contained	Contained
Zone	(g/t)	(g/t)	(g/t)	Ounces	Ounces	Ounces	Contained
FDN-1	31,600,000	7.43	13.7	7.65	7,548,600	13,918,700	7,773,500
FDN-2	15,500,000	7.31	10.6	7.48	3,642,800	5,282,400	3,728,100
FDN-3	1,000,000	12.36	9.9	12.53	397,400	318,300	403,000
FDN-4	10,800,000	6.05	8.2	6.18	2,100,700	2,847,300	2,147,000
Total	58,900,000	7.23	11.8	7.42	13,689,500	22,366,700	14,051,600

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3) Gold equivalent ounces were calculated on the basis of US$550/oz Au, US$10/oz Ag, 90% gold recovery, 80% silver recovery which combine for an Au Eq ratio of 61.9 g Ag = 1 g Au.

(4) The 2.3 g/t Au equivalent cut-off grade utilized to report the resource was derived from a mining cost of US$24/t, process cost of US$11.50/t and a G&A cost of US$1.50/t which combine for an overall site cost of US$37/t.

20.0 RECOMMENDATIONS

Micon has reviewed the exploration results for the FDN deposit and was involved in the design of the definition drill hole program completed to date.  The grade and size of the mineralization found are impressive and appear to be potentially economic.  A reasonable inference of continuity of mineralization at the inferred confidence level can now be made.  It is Micon’s opinion that Aurelian has discovered a significant epithermal gold-silver deposit in Ecuador.

Micon has also prepared an NI 43-101-compliant inferred mineral resource estimate which is presented and discussed above.  The contained tonnage and grades are significant.  In light of the observations made in Section 19, the Conclusions and Recommendations Section of this report, it is clear that the Condor Project, and the FDN deposit in particular, merit further exploration.  Micon makes the following additional recommendations:

•
The focused program of definition diamond drilling at FDN should continue in order to increase the confidence in the detail of the geological interpretation and to provide more densely spaced data for the upgrade of the confidence level of the mineral resources.

•
The infill drill program at 50-m, and possibly 25-m, spaced sections should start and concentrate on areas around Section 3400N, the best grade section.  Attempts at variographic analysis should be made occasionally in order to determine the optimum drill hole spacing for the deposit prior to extensive definition drilling elsewhere.

•	Exploration drilling should also continue in an attempt to expand the FDN deposit to the south and to find the presumed faulted off northern extension.

•	Future core sampling should occur at consistent 1-m intervals within the zone. As some form of bulk mining is the most likely outcome at FDN, details about small high grade veins are of limited use.

•
The FDN-1 zone has a highly skewed lognormally distributed population of gold assays due to the relatively frequent high grade samples.  This is exacerbated by the practice of short sampling to constrain the influence of the visible gold.  In addition to 1-m sample collection, Aurelian should investigate more tightly constrained domain models or the use of multiple indicator kriging for this zone once much more drilling has been done on tighter spacing.

•
As a major exploration and definition drill program is likely to continue at FDN Aurelian should investigate the preparation of standard reference materials from local mineralization.  Coarse rejects from samples no longer needing QA/QC follow-up may be a suitable source of material of known grade for their manufacture.  These matrix matched SRMs have the advantage of reacting to analytical reagents and fluxes in the same manner as the samples being assayed.

•	It is Micon’s opinion that the FDN deposit merits further engineering, metallurgical, hydrogeological and base line environmental studies leading to a scoping or prefeasibility study.

The data used in the preparation of this report are current as of the end of June, 2007.  The property concession data are current as of October, 2007.  The report has been readdressed to Kinross Gold Corporation in October, 2008 in light of its acquisition of Aurelian Resources Inc.

MICON INTERNATIONAL LIMITED

“B. Terrence Hennessey” [signed]	“Eugene Puritch” [signed]

B. Terrence Hennessey, P.Geo.	Eugene Puritch, P.Eng.
Vice President, Micon International Limited	President, P&E Mining Consultants Inc.

October 21, 2008	October 21, 2008

“Richard M. Gowans” [signed]	“Stephen F. Leary” [signed]

Richard M. Gowans, P.Eng.	Stephen F. Leary, MAusIMM
Vice President, Micon International Limited	Exploration Manager, Aurelian Resources

October 21, 2008	October 21, 2008

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Fontboté, L., Valance, J. Markowski, A. and Chiaradia, M., 2004. Oxidized Gold Skarns in the Nambija District, Ecuador. 2004 Society of Economic Geologists Special Publication 11, pp. 341–357

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Gendall, I. R., Quevedo, L. A., Sillitoe, R. H., Spencer, R. M., Puente, C. O., León, J. P. and Povedo, R., 2000. Discovery of a Jurassic porphyry copper belt, Pangui area, Southern Ecuador. Society of Economic Geologists, Newsletter No. 43, October, 2000. pp. 1, 8-15

Hedenquist, J. W., Izawa, E., Arribas, A., and White, .N. C. 1996. Epithermal gold deposits: Styles, characteristics, and exploration. Resource Geology Special Publication Number 1. Published by the Society of Resource Geology.

Hedenquist, J. W., Arribas, A., Jr. and Gonzalez-Urien, E., 2000. Exploration for epithermal gold deposits. Reviews in Economic Geology, v. 13, pp. 245-277.

Hedenquist, J. W. and White, N. C., 2005. Epithermal gold-silver deposits: characteristics, interpretation and exploration. Unpublished PDAC/SEG short course notes, March, 2005.

Hennessey, B. T. and Puritch E, 2005 (Micon, 2005). A Mineral Resource Estimate For The Bonza - Las Peñas Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador. NI 43-101 Technical Report for Aurelian Resources Inc., January 13, 2005, 88p. plus appendices (available at www.sedar.com)

Hennessey, B. T. and Stewart, P. W., 2006. A Review Of The Geology Of, and Exploration and Quality Control Protocols Used At, The Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador. NI 43-101 Technical Report for Aurelian Resources Inc., December, 2006, 98p. plus appendices (available at www.sedar.com).

Hodder, R. W., 2002. Cordillera del Condor Project, Southeast Ecuador. Unpublished report for Aurelian Resources Corporation Ltd., 58 p.

Hoskins, 1995. Laboratory quality assurance programs In: Recommended Soil Testing Procedures For The Northeastern United States, 2nd Edition, Northeastern Regional Publication No. 493, Agricultural Experiment Stations of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont and West Virginia

INGEMMET, 1994. Mapa Geológica del Cuadrangulo de Jiménez Banda. Edición-1, Hoja (1263) 8-g. Carta Geológica de Perú. Escala 1:100,000

INGEMMET, 1994. Mapa Geológica del Cuadrangulo de Puesto Llave. Edición-1, Hoja 9-1. Carta Geológica de Perú. Escala 1:100,000

Leary, S., 2005a. Geologic Model for the Las Peñas Shear Zone and Associated Exploration targets, August 20, 2005, 23 p. Unpublished Aurelian report.

Leary, S., 2005b. Core Area Exploration Model, September 2005. Unpublished Aurelian Power Point presentation.

Leary, S., 2005c. Target Assessment Report - Condor Project Ecuador, Unpublished internal memo for Aurelian Resources Inc., dated December 22, 2005, 23 p.

Leary, S., 2006a. Weekly report for the week ending 22nd of January 2006. Unpublished Aurelian report.

Litherland, M., Aspden, J. A., and Jemielita, R. A., 1994. The metamorphic belts of Ecuador: Overseas Memoir of the British Geological Survey, 11, 147 p.

Markowski, A., Váyanse, J., Chiaradia, M. and Fontboté, L., 2006. Mineral Zoning and Gold Occurrence in the Fortuna Skarn Mine, Nambija District, Ecuador. Miner Deposita 41: pp 301–321.

Montes, J. F., 1998. La Zarza Project: Progress Report January 1997-January 1998. Unpublished report for Climax Mining Ltd. 1998 (in 11 volumes).

Morrison, G., (2007). A Working Model For The Fruta Del Norte Hot Spring Epithermal Gold Deposit, Ecuador. Unpublished consultants report for Aurelian by Klondike Exploration Services, 27p.

Mullens, P., 2003. Geological Report on Exploration at the Cordillera del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador. NI 43-101 Technical Report prepared for Aurelian Resources Inc., dated December 16, 2003, 63 p. (available at www.sedar.com, as Appendix A to Aurelian Resources Inc.’s Annual Information Form for the year ended December 31, 2002, filed December 17, 2003)

Prodeminca, 2000. Depósitos Porfidicos y Epi-Mesotermales Relacionados con Intrusiones de la Cordillera el Condor [Porphyry and Epithermal-Mesothermal Deposits Associated with Cordillera del Condor intrusions], volume 5 of Evaluacíon de Distritos Mineros del Ecuador: Unidad de Coordinación del Proyecto Prodeminca Proyecto MEM BIRF 36-55 EC, June 2000, Quito, Ecuador, 223 p.

Quispesivana, L., 1996. Geologia de los cuadrangulos de Puestos Llave y Rio Comaina. Instituto Geologico Minero y Metalurgico, Bulletin #4, Series A, Lima, Peru, 120 p

Quispesivana, L. and Zárate, H., 1999. Geología de los caudrángulos de Río Naraime, Río Machinaza y Jimenez Banda, Bulletin 135, Instituto Geológico Minero y Metalúrgico, Perú, 136 pp.

Romeuf, N., Aguirre, L., Soler, P., Feraud, G., Jaillard, E., Ruffet, G., 1995. Middle Jurassic Volcanism in the Northern and Central Andes. Revista Geológica de Chile 22, 245– 259.

Schloemann, H., July 2005. Update on Regional Exploration. Unpublished report for Aurelian Resources Inc., dated July 28, 2005, 29 p.

Sellepack, S. M., 1997, The Geology and Geochemistry of the El Sauzal Gold prospect, Southwest Chihuahua, Mexico: MS Thesis: University of Texas at El Paso, 118p.

Sillitoe, R. H., 2006. Comments on Geology and Potential Of The Fruta del Norte Epithermal Gold Prospect, Ecuador. An internal consulting report prepared for Aurelian management and published on Aurelian’s website (www.aurelian.ca), 19 p. plus five interpretative cross sections.

Sillitoe, R. H., 2007a. Further Comments On Geology And Potential Of The Fruta Del Norte Epithermal Gold Deposit, Ecuador. An internal consulting report prepared for Aurelian management and published on Aurelian’s website (www.aurelian.ca), 11 p.

Sillitoe, R. H., 2007b. Comments on Fault Truncation of the Fruta Del Norte Gold Deposit and Mineralization Style at the Nearby Papaya And El Tigre Prospects, Ecuador. A internal consulting report prepared for Aurelian Resources Inc. 10 pp.

Sivertz, G., Ristorcelli, S., Hardy, S. and Hoffert, J. R., 2006. Technical Report Update on the Copper, Gold and Silver Resources and pit Optimizations, Mirador Project, Ecuador. Technical report prepared for Corriente Resources Inc. by Mine Development Associates, Reno, NV, dated May 18, 2006, 143 p. including appendices.

Stewart, P. W., 2003. Geological Report on Exploration At The Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador. Technical Report for Aurelian Resources Inc., April 16, 2003, 95 pages plus appendices. (available at www.sedar.com)

Stewart, P. W., 2007. Fruta del Norte Ar-Ar Geochronology. An internal Aurelian report, 12 pp.

van Kerkvoort, G. and Harley, R., 1998. La Zarza Project: January 1998 - June 1998 Progress Report. Unpublished report for Climax Mining Ltd. (7 volumes).

CERTIFICATE

B. TERRENCE HENNESSEY

As the author of portions of this report on certain mineral properties of Kinross Gold Corporation, the new owner of Aurelian Resources Inc., in Zamora-Chinchipe Province, Ecuador, I, B. Terrence Hennessey, do hereby certify that:

1.	I am employed by, and carried out this assignment for

Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario
M5H 2Y2

tel. (416) 362-5135
fax (416) 362-5763
e-mail thennessey@micon-international.com;

2.	I hold the following academic qualifications:

	B.Sc. (Geology)	McMaster University	1978

3.
I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (membership # 0038); as well, I am a member in good standing of several other technical associations and societies, including:

The Australasian Institute of Mining and Metallurgy (Member)
The Canadian Institute of Mining, Metallurgy and Petroleum (Member)

4.	I have worked as a geologist in the minerals industry for over 29 years;

5.
I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 7 years as an exploration geologist looking for iron ore, gold, base metal and tin deposits, more than 11 years as a mine geologist in both open pit and underground mines and 11 years as a consulting geologist working in precious, ferrous and base metals as well as industrial minerals;

6.
I visited the Condor project site during the period February 3 to 8, 2004 to see the Bonza las Peñas prospect and again from September 14 to 17, 2006 and from April 23 to 27, 2007 to review the results of exploration at Fruta del Norte.;

7.
I am responsible for the preparation of Sections 1 to 9, 10 to 14 (portions), 17 (portions) and 18 to 20 of the technical report titled “A Mineral Resource Estimate For The Fruta Del Norte Deposit, Condor Project, Zamora-Chinchipe Province, Ecuador”, dated November 15, 2007 and amended October 21, 2008;

8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101;

9.	I have had no prior involvement with the mineral properties in question;

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

Dated this 21st day of October, 2008

“B. Terrence Hennessey” signed and sealed

B. Terrence Hennessey, P.Geo.

2 County Court Blvd., Suite 202, Brampton, Ontario, L6W 3W8
Ph: 905-595-0575 Fax: 905-595-0578

CERTIFICATE OF AUTHOR

EUGENE J. PURITCH, P. ENG.

I, Eugene J. Puritch, P. Eng., President of P&E Mining Consultants Inc., practicing from 2 County Court Blvd., Suite 202, Brampton, Ontario, L6W 3W8, do hereby certify that:

1.
I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition, I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I have practiced my profession continuously since 1978. My summarized career experience is as follows:

- Mining Technologist - H.B.M.&S. and Inco Ltd.	1978-1980
- Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd	1981-1983
- Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine	1984-1986
- Self-Employed Mining Consultant – Timmins Area	1987-1988
- Mine Designer/Resource Estimator – Dynatec/CMD/Bharti	1989-1995
- Self-Employed Mining Consultant/Resource-Reserve Estimator	1995-2004
- President – P&E Mining Consultants Inc.	2004-Present

2.
I am a mining consultant currently licensed by the Professional Engineers of Ontario (License No. 100014010) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto CIM.

3.
I am the author of portions of Sections 17 this technical report titled “A Mineral Resource Estimate For The Fruta Del Norte Deposit, Condor Project, Zamora-Chinchipe Province, Ecuador” dated November 15, 2007 and amended October 21, 2008.

4.	I visited the Condor Project on February 20 and 21, 2008.

5.
As of the date of this certificate, to the best of my knowledge, information, and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

6.	I am independent of the issuer applying the test in Section 1.4 of NI 43-101.

7.	I have had no prior involvement with the Condor Project that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith.

9.	I am a “qualified person” for the purposes of NI 43-101 due to my experience and current affiliation with a professional organization (Professional Engineers of Ontario) as defined in NI 43-101.

Dated this 21st day of October, 2008

“Eugene J. Puritch”           signed and sealed

______________________________
Eugene J. Puritch, P.Eng.

CERTIFICATE

RICHARD M. GOWANS

As the author of portions of this report on certain mineral properties of Kinross Gold Corporation, the new owner of Aurelian Resources Inc., in Zamora-Chinchipe Province, Ecuador, I, Richard M. Gowans P. Eng. do hereby certify that:

1.	I am employed by, and carried out this assignment for

Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario
M5H 2Y2

tel. (416) 362-5135
fax (416) 362-5763
e-mail: rgowans@micon-international.com

2.	I hold the following academic qualifications:

B.Sc. (Hons)	Minerals Engineering	The University of Birmingham, U.K. 1980

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I have worked as an extractive metallurgist in the minerals industry for over 26 years.

5.
I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

6.	I have not visited the Condor project site.

7.
I am responsible for the preparation of Section 16 of the technical report titled “A Mineral Resource Estimate For The Fruta Del Norte Deposit, Condor Project, Zamora-Chinchipe Province, Ecuador”, dated November 15, 2007 and amended October 21, 2008.

8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101.

9.	I have had no prior involvement with the mineral properties in question.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 21st day of October, 2008

“Richard M. Gowans” signed and sealed

Richard M. Gowans, P.Eng.

CERTIFICATE

STEPHEN F. LEARY

As the author of portions of this report on certain mineral properties of Kinross Gold Corporation, the new owner of Aurelian Resources Inc., in Zamora-Chinchipe Province, Ecuador, I, Stephen F. Leary, do hereby certify that:

1.	I am employed by, and carried out this assignment for

Aurelian Resources Inc.
1100 - 350 Bay Street
Toronto, Ontario
M5H 2S6

tel. (416) 868-9100
fax (416) 868-1807
e-mail steve@aurelian.ca;

2.	I hold the following academic qualifications:

B.Sc. Honours (Geology) University of Canterbury (New Zealand), 1993

3.	I am a member of the Australasian Institute of Mining and Metallurgy (membership # 221759); as well, I am a member in good standing of several other technical associations and societies, including:

The Society of Economic Geologists (Fellow)

4.	I have worked as a geologist in the minerals industry for over 13 years;

5.
I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 12 years as an exploration geologist looking for gold and copper and 1 year as a mine geologist in an open pit mine;

6.	I have been continuously employed as the Exploration Manager for Aurelian Resources Inc at the Condor Project for the period from March 2005 to present;

7.
I am responsible for the preparation of Sections 10 to 14 (portions) of the report entitled “A Mineral Resource Estimate For The Fruta Del Norte Deposit, Condor Project, Zamora-Chinchipe Province, Ecuador”, dated November 15, 2007 and amended October 21, 2008;

8.	I am not independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101;

9.	I have had no prior involvement with the mineral properties in question;

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

Dated this 21st day of October, 2008

“Stephen F. Leary” signed

Stephen F. Leary AusIMM

KINROSS GOLD CORPORATION

A MINERAL RESOURCE ESTIMATE
FOR THE FRUTA DEL NORTE DEPOSIT,
CORDILLERA DEL CONDOR PROJECT,
ZAMORA-CHINCHIPE PROVINCE,
ECUADOR

VOLUME 2: APPENDICES

B. TERRENCE HENNESSEY, P.GEO.
EUGENE J. PURITCH, P.ENG.
RICHARD M. GOWANS, P.ENG.
STEPHEN F. LEARY, MAUSIMM

NOVEMBER 15, 2007
AMENDED OCTOBER 21, 2008

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

APPENDICES

2

APPENDIX 1
FDN-1 POPULATION STATISTICS
(2-m Composites)

3

Composite Assay Data Statistics

Uncut		Uncut
Au-ppm		Ag-ppm

Mean	5.245	Mean	10.8
Standard Error	0.556	Standard Error	0.4
Median	1.198	Median	5.7
Mode	0.000	Mode	0.0
Standard Deviation	33.544	Standard Deviation	22.0
Sample Variance	1,125.195	Sample Variance	483.3
Kurtosis	452.884	Kurtosis	126.0
Skewness	19.331	Skewness	9.2
Range	917.146	Range	461.3
Minimum	0.000	Minimum	0.0
Maximum	917.146	Maximum	461.3
Sum	19,076.804	Sum	39,290.5
Count	3,637.000	Count	3,637.0
Largest(1)	917.146	Largest(1)	461.3
Smallest(1)	0.000	Smallest(1)	0.0
Confidence Level(95.0%)	1.091	Confidence Level(95.0%)	0.7

CoV	6.40	CoV	2.04

Top Cut to	435	Top Cut to	156

Au Cut		Ag Cut

Mean	4.81	Mean	10.4
Standard Error	0.40	Standard Error	0.3
Median	1.20	Median	5.7
Mode	0.00	Mode	156.0
Standard Deviation	23.92	Standard Deviation	17.2
Sample Variance	572.10	Sample Variance	297.2
Kurtosis	195.26	Kurtosis	35.1
Skewness	12.90	Skewness	5.3
Range	435.00	Range	156.0
Minimum	0.00	Minimum	0.0
Maximum	435.00	Maximum	156.0
Sum	17,507.09	Sum	37818.5
Count	3,637.00	Count	3637.0
Largest(1)	435.00	Largest(1)	156.0
Smallest(1)	0.00	Smallest(1)	0.0
Confidence Level(95.0%)	0.78	Confidence Level(95.0%)	0.6

CoV	4.97	CoV	1.66

Top Cut to	365	Top Cut to	235

Au Cut 2		Au Cut 3

Mean	4.717	Mean	4.444
Standard Error	0.369	Standard Error	0.303
Median	1.198	Median	1.201
Mode	0.000	Mode	235.000
Standard Deviation	22.271	Standard Deviation	18.234
Sample Variance	496.011	Sample Variance	332.486
Kurtosis	163.455	Kurtosis	108.264
Skewness	11.898	Skewness	9.827
Range	365.000	Range	234.992
Minimum	0.000	Minimum	0.008
Maximum	365.000	Maximum	235.000
Sum	17,157.086	Sum	16122.327
Count	3,637.000	Count	3628.000
Largest(1)	365.000	Largest(1)	235.000
Smallest(1)	0.000	Smallest(1)	0.008
Confidence Level(95.0%)	0.724	Confidence Level(95.0%)	0.594

CoV	4.72	CoV	4.10

4

Raw Assay Data Statistics

Uncut Data		Uncut Data
Au-ppm		Ag-ppm

Mean	5.356	Mean	11.2
Standard Error	0.610	Standard Error	0.4
Median	1.055	Median	5.2
Mode	1.075	Mode	2.9
Standard Deviation	52.209	Standard Deviation	33.3
Sample Variance	2,725.781	Sample Variance	1,107.8
Kurtosis	1,323.499	Kurtosis	422.5
Skewness	32.897	Skewness	16.8
Range	2,447.198	Range	1,129.9
Minimum	0.003	Minimum	0.1
Maximum	2,447.200	Maximum	1,130.0
Sum	39,280.123	Sum	81,805.0
Count	7,334.000	Count	7,318.0
Largest(1)	2,447.200	Largest(1)	1,130.0
Smallest(1)	0.003	Smallest(1)	0.1
Confidence Level(95.0%)	1.195	Confidence Level(95.0%)	0.8

CoV	9.75	CoV	3.0

Cut Data, top cut =	335		250
Au Cut 1		Ag Cut

Mean	4.202	Mean	10.5
Standard Error	0.242	Standard Error	0.3
Median	1.055	Median	5.2
Mode	1.075	Mode	2.9
Standard Deviation	20.688	Standard Deviation	22.2
Sample Variance	428.000	Sample Variance	492.1
Kurtosis	178.267	Kurtosis	62.7
Skewness	12.538	Skewness	7.1
Range	334.998	Range	249.9
Minimum	0.003	Minimum	0.1
Maximum	335.000	Maximum	250.0
Sum	30,819.482	Sum	77108.0
Count	7,334.000	Count	7318.0
Largest(1)	335.000	Largest(1)	250.0
Smallest(1)	0.003	Smallest(1)	0.1
Confidence Level(95.0%)	0.474	Confidence Level(95.0%)	0.5083235

CoV	4.92	CoV	2.11

Cut Data, top cut =	240	Cut Data, top cut =	165
Au Cut 2		Au Cut 3

Mean	3.965	Mean	3.700
Standard Error	0.201	Standard Error	0.161
Median	1.055	Median	1.055
Mode	240.000	Mode	165.000
Standard Deviation	17.175	Standard Deviation	13.807
Sample Variance	294.988	Sample Variance	190.622
Kurtosis	133.017	Kurtosis	92.920
Skewness	10.833	Skewness	9.072
Range	239.998	Range	164.998
Minimum	0.003	Minimum	0.003
Maximum	240.000	Maximum	165.000
Sum	29,077.482	Sum	27,133.982
Count	7,334.000	Count	7,334.000
Largest(1)	240.000	Largest(1)	165.000
Smallest(1)	0.003	Smallest(1)	0.003
Confidence Level(95.0%)	0.393	Confidence Level(95.0%)	0.316

CoV	4.33	CoV	3.73

5

6

7

8

APPENDIX 2
FDN-2 POPULATION STATISTICS
(Raw Assay Data)

9

Uncut Data
Au-ppm		Ag-ppm

Mean	5.653	Mean	9.3
Standard Error	0.354	Standard Error	0.3
Median	2.170	Median	5.4
Mode	2.430	Mode	2.7
Standard Deviation	18.390	Standard Deviation	13.1
Sample Variance	338.180	Sample Variance	170.6
Kurtosis	720.406	Kurtosis	50.3
Skewness	21.983	Skewness	5.7
Range	683.989	Range	172.9
Minimum	0.011	Minimum	0.1
Maximum	684.000	Maximum	173.0
Sum	15,224.326	Sum	25,085.2
Count	2,693.000	Count	2,688.0
Largest(1)	684.000	Largest(1)	173.0
Smallest(1)	0.011	Smallest(1)	0.1
Confidence Level(95.0%)	0.695	Confidence Level(95.0%)	0.5

CoV	3.25	CoV	1.40

Cut Data, top cut =	105		97
Au Cut		Ag Cut

Mean	5.251	Mean	9.2
Standard Error	0.204	Standard Error	0.2
Median	2.170	Median	5.4
Mode	2.430	Mode	2.7
Standard Deviation	10.609	Standard Deviation	11.6
Sample Variance	112.558	Sample Variance	133.5
Kurtosis	40.205	Kurtosis	19.2
Skewness	5.617	Skewness	3.8
Range	104.989	Range	96.9
Minimum	0.011	Minimum	0.1
Maximum	105.000	Maximum	97.0
Sum	14,140.586	Sum	24,668.8
Count	2,693.000	Count	2,688.0
Largest(1)	105.000	Largest(1)	97.0
Smallest(1)	0.011	Smallest(1)	0.1
Confidence Level(95.0%)	0.401	Confidence Level(95.0%)	0.4

CoV	2.02	CoV	1.26

Au/Ag

Mean	0.619
Standard Error	0.015
Median	0.408
Mode	0.533
Standard Deviation	0.770
Sample Variance	0.592
Kurtosis	188.829
Skewness	8.732
Range	20.996
Minimum	0.004
Maximum	21.000
Sum	1662.638
Count	2686.000
Largest(1)	21.000
Smallest(1)	0.004
Confidence Level(95.0%)	0.029

10

11

12

13

APPENDIX 3
FDN-3 POPULATION STATISTICS
(Raw Assay data)

14

Uncut Data
Au-ppm		Ag-ppm

Mean	10.294	Mean	8.2
Standard Error	0.945	Standard Error	0.5
Median	4.040	Median	5.9
Mode	5.870	Mode	1.7
Standard Deviation	14.363	Standard Deviation	8.1
Sample Variance	206.300	Sample Variance	65.3
Kurtosis	8.470	Kurtosis	7.0
Skewness	2.542	Skewness	2.1
Range	92.185	Range	55.4
Minimum	0.015	Minimum	0.2
Maximum	92.200	Maximum	55.6
Sum	2,378.021	Sum	1,900.7
Count	231.000	Count	231.0
Largest(1)	92.200	Largest(1)	55.6
Smallest(1)	0.015	Smallest(1)	0.2
Confidence Level(95.0%)	1.862	Confidence Level(95.0%)	1.0

CoV	1.40	CoV	0.98

Cut Data, top cut =	80		none

Au Cut

Mean	10.239
Standard Error	0.925
Median	4.040
Mode	5.870
Standard Deviation	14.065
Sample Variance	197.828
Kurtosis	6.966
Skewness	2.371
Range	79.985
Minimum	0.015
Maximum	80.000
Sum	2365.121
Count	231.000
Largest(1)	80.000
Smallest(1)	0.015
Confidence Level(95.0%)	1.823

CoV	1.37

15

16

17

18

APPENDIX 4
FDN-4 POPULATION STATISTICS
(Raw Assay Data)

19

Uncut Data
Au-ppm		Ag-ppm

Mean	4.778	Mean	6.7
Standard Error	0.202	Standard Error	0.2
Median	2.035	Median	4.0
Mode	2.180	Mode	1.4
Standard Deviation	8.215	Standard Deviation	8.9
Sample Variance	67.493	Sample Variance	79.8
Kurtosis	45.367	Kurtosis	40.8
Skewness	5.215	Skewness	5.1
Range	125.468	Range	123.7
Minimum	0.032	Minimum	0.3
Maximum	125.500	Maximum	124.0
Sum	7,865.100	Sum	11,067.8
Count	1,646.000	Count	1,645.0
Largest(1)	125.500	Largest(1)	124.0
Smallest(1)	0.032	Smallest(1)	0.3
Confidence Level(95.0%)	0.397	Confidence Level(95.0%)	0.4
CoV	1.72	CoV	1.33

Cut Data, top cut =	80		57
Au Cut		Ag Cut

Mean	4.751	Mean	6.6
Standard Error	0.194	Standard Error	0.2
Median	2.035	Median	4.0
Mode	2.180	Mode	1.4
Standard Deviation	7.879	Standard Deviation	7.8
Sample Variance	62.072	Sample Variance	61.4
Kurtosis	25.681	Kurtosis	14.4
Skewness	4.264	Skewness	3.3
Range	79.968	Range	56.7
Minimum	0.032	Minimum	0.3
Maximum	80.000	Maximum	57.0
Sum	7819.600	Sum	10850.7
Count	1646.000	Count	1645.0
Largest(1)	80.000	Largest(1)	57.0
Smallest(1)	0.032	Smallest(1)	0.3
Confidence Level(95.0%)	0.381	Confidence Level(95.0%)	0.4
CoV	1.66	CoV	1.19

20

21

22

23

APPENDIX 5
FDN-1 VARIOGRAMS

24

25

26

27

28

29

30

31

32

33

34

35

36

37

38

39

40

APPENDIX 6
FDN-2 VARIOGRAMS

41

42

43

44

45

46

47

48

49

APPENDIX 7
FDN-3 VARIOGRAMS

50

51

52

53

54

55

56

57

58

APPENDIX 8
FDN-4 VARIOGRAMS

59

60

61

62

63

64

65

66

67

APPENDIX 9
FDN BLOCK MODEL SECTIONS, GOLD EQUIVALENT GRADE

68

Section 2700N

SURFACE
1,600 EL
1,400 EL
1,200 EL
1,000 EL
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
November 2007

69

Section 2800N

SURFACE
778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,582,800 N
(LOOKING NORTH)
November 2007

70

Section 2900N

SURFACE
1,600 EL
1,400 EL
1,200 EL
1,000 EL
778,200 E
778,400 E
778,600 E
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,582,900 N
November 2007

71

Section 3000N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
50
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,583,000 N
(LOOKING NORTH)
November 2007

72

Section 3100N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,563,100 N
November 2007

73

Section 3200N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
50
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,583,200 N
Scale 1:3,000
November 2007

74

Section 3300N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
50
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,583,300 N
(LOOKING NORTH)
Scale 1:3,000
November 2007

75

Section 3400N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
CP-96-57
CP-96-58
CP-96-59
CP-96-63
CP-07-108
CP-07-137
CP-07-139
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,583,400 N
(LOOKING NORTH)
November 2007

76

Section 3500N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
50
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,583,500 N

77

Section 3600N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
50
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,583,600 N
(LOOKING NORTH)
Scale 1:3,000
November 2007

78

Section 3700N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
50
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,583,700 N
(LOOKING NORTH)
Scale 1:3,000
November 2007

79

Section 3800N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
CF-06-75
CF-06-69
CF-07-129
CF-06-71
CF-06-73
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
50
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,583,800 N
(LOOKING NORTH)
Scale 1:3,000
November 2007

80

Section 3900N

778,200 E
778,400 E
778,600 E
1,600 EL
1,400 EL
1,200 EL
1,000 EL
SURFACE
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
50
100
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL SECTION 9,563,900 N
November 2007

81

APPENDIX 10
FDN BLOCK MODEL PLANS, GOLD EQUIVALENT GRADE

82

1,300 m Elevation

9,584,000 N
778,000 E
778,500 E
779,000 E
9,583,500 N
9,583,000 N
9,582,500 N
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
100
200
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL PLAN VIEW 1,300 EL
Scale 1:6,000
November 2007

83

1,250 m Elevation

9,584,000 N
9,583,500 N
9,583,000 N
9,582,500 N
778,000 E
778,500 E
779,000 E
N
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
100
200
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL PLAN VIEW 1,250 EL
Scale 1:6,000
November 2007

84

1,200 m Elevation

9,584,000 N
9,583,500 N
9,583,000 N
9,582,500 N
778,000 E
778,500 E
779,000 E
N
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
100
200
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL PLAN VIEW 1,200 EL
Scale 1:5,000
November 2007

85

1,150 m Elevation

9,584,000 N
9,583,500 N
9,583,000 N
9,582,500 N
778,000 E
778,500 E
779,000 E
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
100
200
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL PLAN VIEW 1,150 EL
Scale 1:6,000
November 2007

86

1,100 m Elevation

9,584,000 N
9,583,500 N
9,583,000 N
9,582,500 N
778,000 E
778,500 E
779,000 E
N
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
0
100
200
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL PLAN VIEW 1,100 EL
November 2007

87

1,050 m Elevation

9,584,000 N
9,583,500 N
9,583,000 N
9,582,500 N
778,000 E
778,500 E
779,000 E
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL PLAN VIEW 1,050 EL
November 2007

88

1,000 m Elevation

9,584,000 N
9,583,500 N
9,583,000 N
9,582,500 N
778,000 E
778,500 E
779,000 E
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL PLAN VIEW 1,000 EL
November 2007

89

950 m Elevation

9,584,000 N
9,583,500 N
9,583,000 N
9,582,500 N
778,000 E
778,500 E
779,000 E
AuEq
+20
10 - 20
5 - 10
2.3 - 5
0.01 - 2.3
LEGEND
FDN-1
FDN-2
FDN-3
FDN-4
RESOURCE CONSTRAINT
METRES
P & E Mining Consultants Inc.
AURELIAN RESOURCES INC.
FRUTA del NORTE PROJECT
AuEq BLOCK MODEL PLAN VIEW 950 EL
November 2007

90